UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended January 30, 2026
-OR-

☐   **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _____ to _____.
Commission File Number: 001-09769

Lands' End, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**36-2512786**
(State or other jurisdiction of incorporation of organization)	**(I.R.S. Employer Identification No.)**
5 Lands' End Lane	
Dodgeville, Wisconsin	**53595**
(Address of principal executive offices)	**(Zip Code)**

(608) 935-9341
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LE	The Nasdaq Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.   YES ☐   NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer		☒
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   YES ☐   NO ☒

The aggregate market value (based on the closing price of the registrant's common stock quoted on the Nasdaq Stock Market) of the registrant's common stock owned by non-affiliates, as of August 1, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $150.1 million.

As of March 23, 2026, the registrant had 30,751,337 shares of common stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2026 Annual Meeting of Stockholders (the "Proxy Statement"), to be held on May 7, 2026, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Auditor Firm Id:	34	Auditor Name:	Deloitte & Touche LLP	Auditor Location:	Chicago, IL, United States

LANDS' END, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K

Table of Contents

PART I

ITEM 1. BUSINESS

As used in this Annual Report on Form 10-K, references to the "Company", "Lands' End", "we", "us", "our" and similar terms refer to Lands' End, Inc. and its subsidiaries. Our fiscal year ends on the Friday preceding the Saturday closest to January 31. Other terms commonly used in this Annual Report on Form 10-K are defined as follows:

- *ABL Facility – Asset-based senior secured credit agreements, providing for a revolving facility, dated as of November 16, 2017, with Wells Fargo, N.A. and certain other lenders, as amended to date*

- *Adjusted EBITDA – Net income/(loss) appearing on the Consolidated Statements of Operations net of Income tax expense/(benefit), Interest expense, Depreciation and amortization and other significant items*

- *ASC – Financial Accounting Standards Board Accounting Standards Codification, which serves as the source for authoritative GAAP, as supplemented by rules and interpretive releases by the SEC which are also sources of authoritative GAAP for SEC registrants*

- *Adjusted net income (loss) – Net income (loss) appearing on the Consolidated Statements of Operations excluding significant non-recurring or non-operational items. Adjusted net income (loss) is also presented on a diluted per share basis*

- *B2B – Business-to-business*

- *B2C – Business-to-consumer*

- *Company Operated stores – Lands' End retail stores in the Retail distribution channel*

- *Debt Facilities – Collectively, the Term Loan Facility and ABL Facility*

- *First Quarter 2026 – The 13 weeks ending May 1, 2026*

- *Fiscal 2026 – The 52 weeks ending January 29, 2027*

- *Fiscal 2025 – The 52 weeks ended January 30, 2026*

- *Fiscal 2024 – The 52 weeks ended January 31, 2025*

- *Fiscal 2023 – The 53 weeks ended February 2, 2024*

- *GAAP – Accounting principles generally accepted in the United States*

- *GMV – Gross merchandise value equals total order value of all Lands' End branded merchandise sold to customers through business-to-consumer and business-to-business channels, as well as the retail value of the merchandise sold through third party distribution channels*

- *Pending WHP Transaction – The transaction contemplated by the Membership Interest Purchase Agreement, by and among the Company, Lands' End Direct Merchants, Inc., a wholly owned subsidiary of Lands' End, WH Borrower, LLC, WH Topco, L.P. (d/b/a WHP Global), and LEWHP LLC, and actions related thereto, including the contribution of the Lands' End intellectual property to a newly formed joint venture entity, sale of a 50% ownership interest in that joint venture entity to WHP Global, entry into a license agreement granting rights to the Company to use such intellectual property, and certain rights with respect to the Company's interest in the joint venture entity*

- *SEC – United States Securities and Exchange Commission*

- *SOFR – Secured Overnight Funding Rate*

- *Term Loan Adjusted SOFR – SOFR plus adjustments of either (a) 0.11448% for a one-month interest period, (b) 0.26161% for a three-month interest period, or (c) 0.42826% for a six-month interest period*

- *Term Loan Facility – Term loan credit agreement, dated as of December 29, 2023, among the Company, Blue Torch Capital, as Administrative Agent and Collateral Agent, and the lenders party thereto*

Lands' End, Inc. is a leading digital retailer of solution-based apparel, swimwear, outerwear, accessories, footwear, home products and uniforms. We offer products online at *www.landsend.com*, through third-party distribution channels, our own Company Operated stores and third-party license agreements. We also offer products to businesses and schools, for their employees and students, through the Outfitters distribution channel. Lands' End is a classic American lifestyle brand that creates solutions for life's every journey.

Lands' End was founded in 1963 by Gary Comer and his partners to sell sailboat hardware and equipment by catalog. While our product focus has shifted significantly over the years, we have continued to adhere to our founder's motto as one of our guiding principles: "Take care of the customer, take care of the employee and the rest will take care of itself."

Segment Reporting

The Company identifies our operating segments according to how business activities are managed and evaluated. The Company's operating segments consisted of: U.S. eCommerce, Europe eCommerce, Outfitters, Third Party, Licensing and Retail. The Company has determined that the U.S. eCommerce, Outfitters and Third Party operating segments share similar economic and other qualitative characteristics, and therefore, the results of these operating segments are aggregated into one external reportable segment, the U.S. Digital segment. The Europe eCommerce, Licensing and Retail operating segments are not quantitatively significant to be separately reported. See Note 13, *Segment Reporting*.

Distribution Channels

Lands' End identifies six separate distribution channels for revenue reporting purposes.

- *U.S. eCommerce* offers products through the Company's eCommerce website.

- *Europe eCommerce* offers products primarily direct to consumers located in Europe through eCommerce international websites as well as third-party marketplace websites.

- *Outfitters* sells uniform and logo apparel to businesses and their employees, as well as to student households through school relationships, located primarily in the U.S.

- *Third Party* sells products direct to consumers through third-party marketplace websites.

- *Licensing* earns royalties on the use of Lands' End trademark and fees for fulfillment services provided by the Company.

- *Retail* sells products through Company Operated stores, located in the U.S.

In Fiscal 2025, Gross Merchandise Value ("GMV") increased low-single digits and we generated Net revenue of approximately $1.34 billion. Net revenue was generated worldwide with operations based in the United States, United Kingdom, and Germany. This network reinforces and supports sales across the distribution channels in which we do business.

Net revenue is presented by distribution channel in the following tables:

(in thousands)	Fiscal 2025	% of Net Revenue	Fiscal 2024	% of Net Revenue	Fiscal 2023	% of Net Revenue
U.S. eCommerce	$ 829,812	62.1%	$ 842,751	61.8%	$ 930,314	63.2%
Outfitters	241,800	18.1%	228,161	16.7%	269,943	18.3%
Third Party	91,157	6.8%	83,530	6.1%	92,921	6.3%
Total U.S. Digital Segment revenue	1,162,769		1,154,442		1,293,178	
Europe eCommerce	90,188	6.8%	103,079	7.6%	112,855	7.7%
Licensing and Retail	82,189	6.2%	105,414	7.8%	66,475	4.5%
Total Net revenue	$ 1,335,146		$ 1,362,935		$ 1,472,508	

In Fiscal 2025, we fulfilled orders to customers in approximately 130 countries outside the United States, totaling approximately 8% of Net revenue.

Net revenue by the geographical location where the product is shipped is as follows:

(in thousands)	Fiscal 2025	% of Net Revenue	Fiscal 2024	% of Net Revenue	Fiscal 2023	% of Net Revenue
United States	$ 1,233,048	92.4%	$ 1,245,240	91.4%	$ 1,342,366	91.2%
Europe	92,459	6.9%	105,000	7.7%	114,778	7.8%
Other	9,639	0.7%	12,695	0.9%	15,364	1.0%
Total Net revenue	$ 1,335,146		$ 1,362,935		$ 1,472,508	

Long-lived assets by geographical location, which includes Property and equipment, net, are as follows:

(in thousands)	Fiscal 2025	Fiscal 2024
United States	$ 108,508	$ 109,609
Europe	7,073	5,923
Asia	120	86
Total long-lived assets	$ 115,701	$ 115,618

Strategy

We continue to leverage our iconic American brand, which was founded on the principles of delivering great quality, uncompromising service and exceptional value to our customers. We strive to be the innovative, solutions brand for life's every journey. We operate both in the B2C channels, with our customer-centric, digitally enabled retail business in the U.S. and internationally; and in the B2B market, with our industry leading uniform solutions for schools and businesses. Additionally, over the past several years, we have executed on a licensing strategy, designed to grow the reach of our brand beyond the categories and channels that are our historical and core competencies.

On January 26, 2026, we announced an agreement to form a new joint venture ("JV") with WHP Global that will be owned 50/50 by Lands' End and WHP Global. The JV will hold the intellectual property and related assets associated with the "Lands' End" brand, including all of the license agreements entered into in connection with Lands' End's licensing business, and upon closing, expected in the first quarter of 2026, WHP Global will lead the JV and pursue a licensing strategy and brand expansion. WHP Global's licensing platform is expected to accelerate category expansion, improve partner selection and enhance long-term royalty generation for our brand.

Lands' End will retain full operational control of our existing B2C and B2B businesses, including product and assortment decisions, and operate our business pursuant to the terms of a license agreement with the JV, which will require us to pay guaranteed minimum royalties to the JV. We will also continue to provide fulfillment services for certain licensees. The proceeds from the Pending WHP Transaction will enable the full repayment of our term loan. With enhanced financial flexibility and a strengthened capital structure, we believe Lands' End will be well positioned to actively pursue strategic growth opportunities, invest in innovation, and capitalize on initiatives designed to drive long-term value creation and brand expansion. For a further discussion of the Pending WHP Transaction, see *ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Pending WHP Transaction.*

In 2026, we will continue to focus on expanding our reach and customer base, driving operating efficiencies, and increasing margins. As a result of retiring our term loan, we expect to have greater capacity to deploy capital strategically and focus on and accelerate key priorities as we strive to enhance shareholder value.

Customer First. At Lands' End, we are customer obsessed and strive to bring our customers what they want, when they want it and where they want it, regardless of the product category or means they use to shop our brand. We are focused on further penetrating our existing customer base and seek to build their loyalty through cross-category shopping, as well as introducing new customers to Lands' End. Additionally, we are focused on creating more personal and compelling journeys geared toward our targeted key customer cohorts to drive higher quality sales with more productive inventories. We strive to operate with lower inventory levels and speed-to-market, to provide flexibility to refresh our assortment with new styles and fabrics on an ongoing basis.

Solutions Orientation. We plan to continue our solutions-focused merchandising strategy which drove higher quality sales resulting in enhanced gross margins in Fiscal 2025 across key items, categories and franchises including swimwear, outerwear, bottoms, and school and business uniforms.

Innovation. Lands' End has long been an innovator, epitomized as being an early adopter of eCommerce for apparel retail, through our embrace of data analytics to better organize our business and service our customers. We strive to be innovative throughout our business to drive stronger results. We are focused on advancing our technologies, leveraging artificial intelligence ("AI"), challenging ourselves to think and operate differently, embracing change, testing and learning, and applying our learning to best serve evolving customer needs. We intend to strategically incorporate AI technologies to optimize business processes, enhance decision-making, reduce costs and boost productivity. We maintain a leading digital presence in both our B2C and B2B digital markets. With over 95% of our business being done online, we seek to leverage data and analytics to drive personalization and higher quality sales with improved gross margins and increased gross profit. Digital operations is a core competency and our conversion rate is consistently greater than apparel industry norms.

Stakeholder Responsibility. Lands' End is committed to serving all of our stakeholders – our customers, our shareholders, our hard working and dedicated employees and the supportive communities in which we operate – with a commitment to a high level of integrity, trust and respect as we build and maintain those relationships. Our goal is to drive deep and meaningful engagement with all stakeholders to achieve our collective goals.

History

We were founded in 1963, incorporated in Delaware in 1986, and our common stock was listed on the New York Stock Exchange from 1986 to 2002. On June 17, 2002, we became a wholly-owned subsidiary of Sears Roebuck and Co., a wholly-owned subsidiary of Sears Holdings Corporation and its consolidated subsidiaries ("Sears Holdings"). On April 4, 2014, Sears Holdings distributed 100 percent of the outstanding common stock of Lands' End to its stockholders and our common stock was listed on the Nasdaq Stock Market.

Competition

We operate primarily in the apparel industry which is highly competitive. We compete with a diverse group of direct-to-consumer companies and retailers, including national department store chains, women's and men's specialty apparel chains, outdoor specialty stores, apparel catalog businesses, sportswear marketers and online apparel businesses that sell similar lines of merchandise. We find our competitive edge by providing solutions for our customers' needs through merchandise value (quality and price), product attributes and innovation, our established customer file and award-winning customer service.

Seasonality

We experience seasonal fluctuations in our net revenue and operating results and historically have realized a significant portion of our yearly net revenue and earnings during our fourth fiscal quarter. We generated approximately 34.0% of our yearly net revenue in the fourth quarters of Fiscal 2025, Fiscal 2024 and Fiscal 2023. Lower than expected fourth quarter net revenue could have an adverse impact on our annual operating results. See also Item 1A, *Risk Factors*, in this Annual Report on Form 10-K.

Working capital requirements typically increase during the second and third quarters of the fiscal year as inventory builds to support peak selling periods and, accordingly, working capital requirements typically decrease during the fourth quarter of the fiscal year as inventory is sold. Cash provided by operating activities is typically higher in the fourth quarter of the fiscal year due to reduced working capital requirements during that period.

Intellectual Property

Lands' End owns or has rights to use certain word and design trademarks, service marks, and trade names that are registered or exist under common law in the United States and other jurisdictions. The Lands' End® trade name and trademark are used both in the United States and internationally and are material to our business. Our trademarks are also integral to the execution of our licensing strategy. Trademarks that we commonly use to identify and distinguish our products and services are Lands' End Lighthouse®, Squall®, Tugless Tank®, Drifter™, Outrigger®, Marinac®, Wanderweight®, and Beach Living®, all of which are owned by us, as well as the licensed marks Supima®, No-Gape®, and others. Other recognized trademarks owned by Lands' End include Anyweather™, Waveshaper™, Starfish™, Little Black Suit™, Iron Knees®, Hyde Park®, Year'Rounder®, ClassMate®, Willis & Geiger® and ThermaCheck®. Lands' End's rights to some of these trademarks are limited to select markets. Lands' End has a patent pending for targeted control swimwear and a provisional patent for swimwear with a removable wire feature.

On January 26, 2026, we announced an agreement to form a new JV with WHP Global that will be owned 50/50 by Lands' End and WHP Global. Upon closing of the Pending WHP Transaction, which is expected in the first quarter of 2026, the JV will hold the intellectual property and related assets associated with the Lands' End brand.

Product Design and Merchandising

We seek to develop new, innovative products that provide solutions for our customers' needs by utilizing modern fabrics and quality construction to create timeless, affordable styles with excellent fit. We also seek to present our products in an engaging and inspiring way. We devote significant time and resources to quality assurance, fit testing and product compliance while continuing our commitment to sustainability.

Our product teams seek to determine optimal inventory levels that align with merchandising and marketing plans and initiatives. The product team also supports efforts to optimize product margin through active management of in-season promotions and post-season clearance activities. In addition, the product teams partner with our global sourcing team through long range planning efforts designed to better manage global supply chain costs, including tariffs.

Consistent with our merchandising strategy, we make inventory investments intended to support the growth of key products. In addition, we strive to improve assortment efficiency to increase seasonal sell through. We continue to leverage technology solutions to assist us in these strategic initiatives.

Sourcing and Vendors

Our products are produced globally by independent manufacturers who are selected, monitored and coordinated by our sourcing team and external sourcing experts. In Fiscal 2025, the top five countries where our vendors are located accounted for approximately 71% of our merchandise purchases in dollars. Our products are manufactured in approximately 20 countries and the majority are imported from Asia.

In Fiscal 2025, our top 10 vendors accounted for approximately 63% of our merchandise purchases in dollars and we worked with approximately 40 vendors that manufactured substantially all of our products. We generally do not enter into long-term merchandise supply contracts. We continue to take advantage of opportunities to more efficiently source our products worldwide, consistent with our high standards of quality and value. Significant areas of non-product spend include logistics, information systems, marketing, packaging and catalog paper and print. We use third-party shipping companies to transport the product to our facilities. We face risks associated with relying on imported products, including manufacturing disruptions, port congestion, transportation delays, and heightened security measures, which have impacted—and could continue to impact—timely deliveries to our points of distribution.

It is important to us that our partners share the same core values as we do. Therefore, we require that all vendors comply with applicable legal requirements, agree to our global compliance requirements and meet our product quality standards. Our vendors are required to provide us with full access to their facilities and to relevant records relating to their employment practices, such as, but not limited to, child labor, wages and benefits, forced labor, discrimination, freedom of association, unlawful inducements, safe and healthy working conditions and other business practices so that we may monitor their compliance with ethical and legal requirements relating to the conduct of their business. See also Item 1A, *Risk Factors,* in this Annual Report on Form 10-K.

Corporate Citizenship

Lands' End is working towards improving its sustainable footprint through key practices like waste reduction, purchasing recycled consumables and corporate partnerships. Lands' End hopes to inspire customers and other corporations to increase sustainability awareness and initiatives.

We have a focus on raising awareness and educating our employees on reducing our internal use of consumables and natural resources. In addition, we have a broad range of recycling and waste management initiatives at our corporate office and distribution centers. We also focus on efficient water and energy management programs.

Marketing

Lands' End is well-recognized and has a deeply rooted tradition of excellent quality, value and service. Lands' End is an iconic American brand with a large and loyal customer base.

We invest significantly in brand development through our focus on providing excellent customer service, emphasis on digital and innovative product development. We believe that this commitment to our brand has helped to generate our large and loyal customer base for over sixty years.

We attempt to build on our brand recognition through multi-channel marketing campaigns including through our eCommerce website, *www.landsend.com*, catalog distribution, digital marketing and social media. Creative designs for these marketing platforms are developed in-house by our creative team with supplemental work by external agencies on a project basis.

Customer Service

We are committed to building on Lands' End's legacy of strong customer service. We have a proven track record of enhancing the customer experience through innovation and AI. Our focus is on leveraging extensive customer data to make shopping as convenient and personalized as possible. Customer service agents are available through phone, chat, email, text, and social media, and we also provide a robust digital self-service platform. These efforts reflect our belief that exceptional customer service is one of our core strengths and a key differentiator from competitors.

Distribution

We own and operate three distribution centers in Wisconsin. Our Dodgeville facility is approximately 1.3 million square feet, our Reedsburg facility is approximately 550,000 square feet and our Stevens Point facility is approximately 150,000 square feet. Our customer orders are shipped via third-party carriers.

We own and operate a distribution center in the United Kingdom based in Oakham, a community north of London. Our Oakham facility is approximately 185,000 square feet.

Information Technology

Lands' End employs a variety of third-party and internally-developed systems and AI to enhance our customer experience and support efficient, cost-effective operations and to drive new growth initiatives. In support of our business strategies, we have been implementing and continue to implement new solutions to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality, automating processes and acquiring new systems with new functionality. We are in the process of implementing a new Enterprise Resource Planning ("ERP") system across the company. See also Item 1A, *Risk Factors*, in this Annual Report on Form 10-K.

Human Capital Management

Philosophy and Approach

Since our founding in 1963, Lands' End has recognized that people are our greatest asset. The individuals we employ, the customers we serve, and their families, are at the heart of our company. We are committed to creating an inspiring culture that is welcoming for all who work and shop with us. Our founder, Gary Comer set the foundation with this quote: "The really important thing that makes Lands' End what it has become is people. You, me, everyone around us. It is what we do as people that makes this a great place to come to work."

We employ approximately 3,900 employees: approximately 3,600 employees in the United States and approximately 300 employees outside the United States. The U.S. workforce consists of approximately 47% part-time employees, 35% full-time hourly employees and 18% full-time salaried employees. With the seasonal nature of school uniforms and the fourth quarter holiday shopping season, approximately 1,500 additional, flexible, part-time employees are hired in the U.S. to support our embroidery and distribution operations.

Recruitment and Retention

Lands' End leverages a multifaceted recruitment approach to source and hire top talent aligned with our corporate priorities. We maintain a strong digital presence to represent our brand and proactively target talent, in addition to a meaningful employee referral bonus program. Annually, we conduct performance reviews for all employees and talent reviews, for director level and above positions. These reviews focus on evaluating and aligning high-potential talent with development actions that prepare employees for internal promotions and career growth opportunities, including succession planning for key leadership roles.

Our efforts to retain talent and maintain strong employee engagement have been very effective, as evidenced by approximately 38% of our full-time U.S. employee base having a tenure of 10 years or more.

Turnover within our workforce is closely monitored to alert management of potential issues aside from our normal and desired turnover. We maintain a strong focus on employee retention by providing meaningful work aligned with business goals, strong and supportive leadership, and opportunities for growth and development.

Employee Engagement

We are committed to creating an inclusive and engaging workplace where employees can thrive personally and professionally. To support this, we continually evaluate and enhance our benefits to meet the evolving needs of our employees and remain competitive within our industry.

We maintain Business Resource Groups ("BRGs") to provide support for our employees. The BRGs are open to all employees, are employee-led and consist of individuals with common interests, backgrounds or demographic factors. It is our belief that encouraging and supporting BRGs contributes to making Lands' End collaborative, welcoming, and successful.

Compensation and Benefits

We are committed to fostering an environment where contributions are recognized, valued, and rewarded. Our Total Rewards Philosophy is rooted in the fundamental principle that our employees are the driving force behind our success, and we are committed to offering a competitive rewards program that includes compensation, benefits, and opportunities. We align our total rewards programs, core values, and strategic business objectives to attract, retain, and engage top talent, while fostering a culture of collaboration, growth, and excellence.

We believe in upholding pay equity and fairness and are committed to providing equal pay for equal work, ensuring that compensation decisions are based on objective criteria such as skills, experience, and performance.

In addition to paying competitive salaries and wages, Lands' End has various compensation awards and programs in place for all employees based on their position, such as annual incentive plans, long-term (cash and/or equity) incentive awards, sales incentive plans, peak incentives, and discretionary bonuses based on Company performance.

We are committed to offering a variety of benefits that support the well-being and diverse needs of our employees and their families.

Training and Development

Lands' End partners with employees to unlock their potential through targeted development opportunities offered throughout the employee lifecycle, including internships, mentorship programs, workshops, self-paced learning, and leadership coaching. We have implemented weekly micro learning workshops focused on leadership and employee effectiveness topics, including the comfort of using AI in the workplace. Senior management regularly reviews organizational talent to identify high-potential employees and address developmental needs.

Corporate Information

Our principal executive offices are located at 5 Lands' End Lane, Dodgeville, Wisconsin 53595. Our telephone number is (608) 935-9341.

Available Information, Internet Address and Internet Access to Current and Periodic Reports and Other Information

Our website address is *www.landsend.com*. References to websites or website addresses do not constitute incorporation by reference of the information contained on the website, and such information is not part of this Annual Report on Form 10-K or any other filings with the SEC, unless otherwise explicitly stated. We file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, as well as proxy and information statements, electronically with the SEC, and they are available on the SEC's website (*www.sec.gov*), which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available through the Investor Relations section of our website, free of charge, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC.

Our Corporate Governance Guidelines, the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors, our Related Party Transactions Policy, our Director Compensation Policy, our Code of Conduct, and our Board of Directors Code of Conduct are available at the "Corporate Governance" page in the "Investor Relations" section of *www.landsend.com*.

Information about our Executive Officers

The following table sets forth information regarding our executive officers, including their positions.

Name	Position	Age
Andrew J. McLean	Chief Executive Officer	57
Bernard McCracken	Chief Financial Officer	64
Peter L. Gray	President, Lands' End Licensing, Chief Administrative Officer and General Counsel	58
Martin Christopher	Executive Vice President, Chief Technology Officer	60
Kym Maas	President, Lands' End Consumer and Chief Creative Officer	54

Andrew J. McLean has served as the Chief Executive Officer of Lands' End since January 28, 2023. He joined Lands' End as Chief Executive Officer-Designate and member of the Board of Directors in November 2022. Prior to joining the Company, he served at American Eagle Outfitters, Inc., the parent of the American Eagle and Aerie brands, from October 2016 to September 2022, in the roles of President, International from August 2022 to September 2022, Executive Vice President, Chief Commercial Officer from April 2017 to August 2022, and Executive Vice President, International from October 2016 to April 2017. Mr. McLean served Urban Outfitters, Inc. as Chief Operating Officer and Head of International from 2014 to October 2016, and as Chief Operating Officer from 2008 to 2014. Mr. McLean held various positions at Liz Claiborne, Inc., including President, Outlet Division, from 2003 to 2008, as well as, various positions at Gap, Inc. from 2000 to 2003. Mr. McLean began his career as a strategy consultant with AT Kearney. Outside of his professional commitments, Mr. McLean serves on the board of trustees at Cambridge in America. Mr. McLean received his Bachelor's degree in Engineering from the University of Manchester, a Master's degree in Engineering Management from the University of Cambridge and an MBA from Harvard Business School. Mr. McLean brings extensive operational and strategic expertise and over 20 years of retail experience leading organizational growth for several Fortune 500 and start-up companies. Mr. McLean has a proven track record in the areas of global brand delivery and international strategy, marketing and customer experience.

Bernard McCracken was appointed Chief Financial Officer of Lands' End in September 2023 after serving as Interim Chief Financial Officer since January 2023. Mr. McCracken served as the Vice President, Controller and Chief Accounting Officer of Lands' End from April 2014 until his appointment as Chief Financial Officer. Mr. McCracken previously served as Vice President Corporate Controller/Business Transformation Officer, Senior Director of Special Projects and Senior Director of Accounting at The Children's Place, Inc. Mr. McCracken also served in the roles of Vice President of Finance (divisional CFO), Meldisco Division, and Assistant Controller at Footstar, Inc. from 1998 to 2003. Mr. McCracken also served as a Consultant/Manager, Enterprise Risk Services-Retail Internal Audit Group at Deloitte & Touche LLP from 1997 to 1998, served as Divisional Controller at The Leslie Fay Companies, Inc. from 1994 to 1997, and Assistant Controller at Loehmann's Inc. from 1987 to 1994.

Peter L. Gray has served as President, Lands' End Licensing, Chief Administrative Officer and General Counsel of Lands' End since June 2024 and previously served as Chief Commercial Officer from January 2023 to June 2024. He joined Lands' End as Executive Vice President, Chief Administrative Officer and General Counsel in May 2017. Mr. Gray served as Executive Vice President, General Counsel and Secretary of Tumi Holdings, Inc., a manufacturer and retailer of consumer goods including business bags, luggage, apparel and other travel-related goods, from December 2013 until November 2016. He was employed by ModusLink Global Solutions, Inc. (formerly CMGI, Inc.), a supply chain business process management company, from June 1999 to October 2013, most recently as Executive Vice President, Chief Administrative Officer and General Counsel. Earlier in his career, he was a junior partner at Hale and Dorr LLP. He also serves on the Board of Directors of the Tufts University Hillel Foundation.

Martin Christopher was appointed Executive Vice President, Chief Technology Officer of Lands' End in February 2024 after serving as Interim Chief Technology Officer since November 2023. He served in various capacities at CUNA Mutual Group Insurance and Financial (now TruStage) from December 2013 to May 2022, including as Chief Information Officer from April 2020 through May 2022, and provided management and technology consulting services from June 2022 until joining Lands' End. He also served as Head of IT for Fiskars Americas and Gerber Blades from October 2010 to November 2013.

Kym Maas was promoted to President, Lands' End Consumer and Chief Creative Officer in November 2025 after serving as Chief Creative Officer since October 2024. She joined Lands' End as Senior Vice President of Product and Merchandising in January 2023. Ms. Maas is an industry veteran with leadership experience at multiple companies. Ms. Maas served as Vice President of Women's Merchandising at American Eagle Outfitters, Inc. from 2019 through 2021, Vice President of Women's Merchandising at Abercrombie & Fitch from 2017 through 2019, and held various merchandising roles at LOFT Ann Taylor Inc. and Anthropologie.

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating our company and our common stock. Any of the following risks could materially and adversely affect our business, results of operations or financial condition.

RISKS RELATED TO MACROECONOMIC CONDITIONS

The impact of economic conditions on consumer discretionary spending and customers has in the past and could, in the future, adversely affect our financial performance.

Apparel purchases are discretionary expenditures that historically have been influenced by domestic and global economic conditions. Higher prices for consumer goods may result in less discretionary spending for consumers. Changes in consumer spending have resulted and may continue to result in reduced demand for our products, increased inventories, lower revenues, higher discounts, pricing pressures and lower gross margins.

Global and domestic conditions that have an effect on consumer discretionary spending include but may not be limited to: unemployment, general and industry-specific inflation, consumer confidence, consumer purchasing and saving habits, credit conditions, stock market performance, home values, population growth, household incomes and tax policies. Material changes to governmental policies related to domestic and international fiscal concerns, and/or changes in central bank policies with respect to monetary policy also could affect consumer discretionary spending. Any of these additional factors affecting consumer discretionary spending may further influence our customers' purchasing preferences, potentially having a further material impact on our financial performance.

Global economic conditions have had and could, in the future, adversely affect our business, operating results and financial condition.

Global economic conditions have impacted, and will likely continue to impact, businesses around the world. Macroeconomic changes in the U.S. and the global economy such as interest rates, tariffs, material costs and energy prices have created and may continue to create a challenging economic environment. The following factors attributable to uncertain economic and financial market conditions could have a material adverse effect on our business, operating results and financial condition:

- Inflationary pressures may continue to cause increases in costs of core consumer products, such as gasoline, food and energy, which in turn are likely to reduce household spending on the consumer discretionary products we offer;

- Volatility in the availability and prices for commodities and raw materials that we use in our products and in our supply chain (such as cotton);

- Our interest expense could increase if prevailing interest rates increase, because our debt bears interest at variable rates;

- Our International distribution channel conducts business in various currencies, which creates exposure to fluctuations in foreign currency rates relative to the U.S. Dollar.

In the current uncertain economic environment, we cannot predict whether or when such circumstances may improve or worsen, or what impact, if any, such circumstances could have on our business, results of operations, cash flows and financial position.

Geopolitical conflict in the Middle East and related disruptions to global oil markets could materially increase our transportation, sourcing and operating costs.

Ongoing military conflict in the Middle East, including disruptions affecting the Strait of Hormuz, a key global shipping corridor, has contributed to sharp increases in global oil prices and elevated shipping and logistics costs. These conditions have also increased volatility in energy markets and fuel prices and may continue to do so for an extended period.

As a result, we could experience higher inbound freight costs, longer transit times, increased surcharges from carriers, and higher operating expenses related to energy and transportation. Additionally, shortages or delays in raw materials or finished goods from affected regions could disrupt our supply chain, limit inventory availability, or require the use of alternative and potentially more expensive sourcing strategies. Any of these impacts could adversely affect our margins, inventory levels, and financial performance.

Our business, results of operations and information technology systems could be negatively impacted by natural disasters, extreme weather conditions, public health emergencies, including pandemics, or political crises or other catastrophic events.

Our vendors and operations are located throughout the world including locations subject to natural disasters or extreme weather conditions, public health emergencies, including pandemics, or terrorist attacks, political or military conflicts as well as other potential catastrophic events. The occurrence of any of these events could disrupt our operations and/or technology and therefore negatively impact sales of our products and may also heighten other risks described in this section, including but not limited to those related to consumer behavior and expectations, competition, brand reputation, implementation of strategic initiatives, cybersecurity threats, payment-related risks, technology systems disruption, global supply chain disruptions, labor availability and cost, litigation, operational risk as a result of remote work arrangements and regulatory requirements.

Climate change, unseasonal or severe weather conditions or significant weather events caused by climate change may adversely affect our merchandise sales.

Our business is adversely affected by unseasonal weather conditions and may be affected by significant weather events due to climate change. Sales of our spring and summer products, which traditionally consist of lighter clothing and swimwear, are adversely affected by cool or wet weather. Similarly, sales of our fall and winter products, which are traditionally weighted toward outerwear, are adversely affected by mild, dry or warm weather. In addition, severe weather events typically result in reduced traffic at Company Operated store locations which could lead to reduced sales of our merchandise. Severe weather events may impact our vendors' ability to manufacture and ship product, our ability to deliver orders to customers in a timely manner, supply our Company Operated stores and adequately staff our distribution centers and Company Operated stores, which could have an adverse effect on our business and results of operations.

RISKS RELATED TO MICROECONOMIC CONDITIONS

Our business is seasonal in nature and any decrease in our sales or margins, especially during the fourth quarter of our fiscal year, could have an adverse effect on our business and results of operations.

Our business is seasonal, with the highest levels of sales typically occurring during the fourth quarter of our fiscal year. Our fourth quarter results in the future may fluctuate based upon factors such as the timing of holiday season dates, inventory positions, global supply chain challenges, promotions, level of markdowns, competitive factors, weather and general economic conditions. Any decrease in sales or margins, for example, as a result of increased promotional activity, increased costs, economic conditions, poor weather or other factors, could have an adverse effect on our business and results of operations. In addition, seasonal fluctuations also affect our inventory levels since we usually order merchandise in advance of peak selling periods. To manage customer demand, we need to maintain an appropriate, but large amount of inventory, especially increasing it before the fourth quarter peak selling periods. If we are not successful in selling inventory during these periods, we may have to sell the inventory after the peak selling period at significantly reduced prices, which could adversely affect our business and results of operations. Furthermore, with the seasonal nature of our business, over 1,500 flexible part-time employees join us each year to support our back-to-school and holiday shopping seasons. An inability to attract qualified flexible part-time personnel could interrupt our sales during such peak seasons.

Fluctuations and anticipated increases in the cost and availability of catalog paper, printing services, distribution, and postage have had and could continue to have an adverse effect on our business and results of operations.

Catalog mailings are an important aspect of our marketing efforts. Costs relating to postage, paper, and printing have increased and may continue to increase the cost of our catalog marketing and could reduce our profitability to the extent that we are unable to offset such increases by raising retail prices, or by implementing more efficient printing, mailing, delivery, and order fulfillment systems, or by using alternative direct-mail formats.

Paper for catalogs and promotional mailings is an essential resource in the success of our business. The continuous changes to the global paper market have resulted in plant closures and equipment conversion and lower available volume of specialty paper grades. The market price for paper has fluctuated significantly and may continue to fluctuate in the future. In addition, future pricing and supply availability of catalog paper may be impacted in the United States and Europe. The multi-year price of paper may be subject to fluctuation under our contracts for the supply of paper and we are not guaranteed access to, or reasonable prices for, the amounts required for the operation of our business over the long term.

We also depend upon external vendors to print and mail our catalogs. Partially due to the consolidation of printing companies, there are a limited number of printers that can handle such needs which subjects us to risks if any printer fails to perform as required. The cost to print catalogs may also fluctuate based on several factors beyond our control, including commodity prices for ink and solvents, changes in supply and demand, labor costs, and energy.

We currently use national mail carriers for distribution of substantially all our catalogs and a fluctuating quantity of our outbound customer deliveries. Therefore, we are vulnerable to postal rate increases, changes in discounts for bulk mailings and sorting by zip code and carrier routes which we currently leverage for cost savings.

Our approach to merchandise promotions and markdowns to encourage consumer purchases could adversely affect our gross margins and results of operations.

The apparel industry is dominated by large brands and national/mass retailers, where price competition, promotion, and branded product assortment drive differentiation between competitors. In order to be competitive, we must offer customers compelling products at attractive prices. In recent periods, the use of promotions and markdowns, as appropriate, is a strategy we have employed to offer attractive prices. Heavy reliance on promotions and markdowns to encourage customers to purchase our merchandise could have a negative impact on our gross margins and results of operations.

We may need additional financing in the future for our general corporate purposes or growth strategies and such financing may not be available on favorable terms, or at all.

We may need to seek additional financing for our general corporate purposes or growth strategies. We may be unable to obtain any desired additional financing on terms favorable to us, or at all, depending on macroeconomic or other market conditions which are outside of our control. The ability to raise additional financing depends on numerous factors, including general economic and market conditions, the health of financial institutions, our credit ratings and lenders' assessments of our prospects and the prospects of the retail industry in general, which are impacted by current macroeconomic conditions. The lenders, under our existing or any future credit facilities, may not be able to meet their commitments if they experience shortages of capital and liquidity. With negative changes in market conditions, we may be subject to limitations on our operations due to restrictive covenants in current Debt Facilities. If adequate funds required through debt issuance are not available on acceptable terms, we may be unable to fund our capital needs required to successfully develop or enhance our products, or respond to competitive pressures, any of which could negatively affect our business. If we are not able to fulfill our liquidity needs through operating cash flows and/or borrowings under credit facilities or otherwise in the capital markets, our business and financial condition would be adversely affected.

Our total debt and the underlying debt agreements, which contain terms and conditions which impose restrictions on us, may affect our ability to operate our business, placing us at a competitive disadvantage in our industry.

Our debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. Our level of debt presents the following risks, among others:

- we could be required to use a substantial portion of our cash flow from operations to pay principal (including amortization) and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic acquisitions and other general corporate requirements;

- our net debt leverage ratio could limit our ability to raise additional financing on satisfactory terms, which increases our vulnerability to an economic downturn or a change in market conditions, limits our flexibility in planning for, or reacting to changes in our business or industry, and decreases our ability to fund working capital, capital expenditures, strategic acquisitions and other general corporate requirements, placing us at a competitive disadvantage compared to our competitors that are less leveraged;

- the agreements governing our debt contain certain financial covenants, including a quarterly maximum total leverage ratio test, and a monthly minimum liquidity test (the "financial covenants") and other covenants which limit our ability to pay dividends or make other restricted payments and investments; and

- the failure to comply with the operating and financial covenants could result in an event of default which, if not cured or waived, could result in the acceleration of the applicable debt or may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies, and in the event our creditors accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that debt and the lenders could proceed against the collateral granted to them to secure such indebtedness. Our ability to meet these covenants can be affected by events beyond our control, and we cannot assure that we will meet them.

We have incurred and could continue to incur non-cash charges due to impairment of intangible assets and long-lived assets.

As of January 30, 2026, our intangible asset consists of our trade name, which is subject to testing for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Any event that impacts our reputation could result in impairment charges for our trade name. Long-lived assets, primarily property and equipment, are also subject to testing for impairment if events or changes in circumstances indicate that the asset might be impaired. A significant amount of judgment is involved in our impairment assessment. If actual results fall short of our estimates and assumptions used in estimating revenue growth, future cash flows and asset fair values, we could incur further impairment charges for intangible assets or long-lived assets, which could have an adverse effect on our results of operations.

RISKS RELATED TO BRAND AND BRAND EXECUTION

Subsequent to the closing of the Pending WHP Transaction, the failure to maintain our license agreement relating to the Lands' End brand could have material impact on our business.

Upon the closing of the Pending WHP Transaction, we will enter into a license agreement (as amended from time to time, the "License Agreement") with the JV, which will provide us with a license to continue to operate our existing business in the territories where we primarily operate, subject to the terms of the License Agreement. Under the License Agreement we will be obligated to pay to the JV minimum royalties of $50,000,000 per year (calculated pro rata based on an amount of $50,000,000 for a twelve (12) month period for the first contract year) through the end of the contract year 11, will increase one percent per year for contract years 12-21, and will be $55,231,106 for each contract year thereafter. The license rights are limited to a specific territory, as well as exclusive within specified trade channels with respect to certain core products and non-exclusive with respect to other categories of licensed products. The initial term of the License Agreement is 10 years following the conclusion of the first contract year, and the License Agreement automatically renews for up to 12 successive renewal terms of 7 years each, unless we provide notice of non-renewal at least 24 months prior to the end of the initial or applicable renewal term.

Currently, it is anticipated that our revenues will be generated solely from sales of products pursuant to the license granted under the License Agreement. We are required under the License Agreement to make royalty payments based on our sales. These payments will be no less than the minimum payments required. If we do not satisfy our financial obligations under the License Agreement, the JV has the right to terminate the license. The failure to maintain the License Agreement could have a material adverse effect on our results of operations.

If customer preference for our merchandise and services change or we cannot compete effectively in the apparel industry, our business and results of operations may be adversely affected.

Our products and services must satisfy the desires of customers, whose preferences change over time. Sales of Lands' End merchandise account for substantially all our total revenues and the Lands' End brand is a critical differentiating factor for our business. Our inability to develop products that resonate with our existing customers and attract new customers, our inability to maintain our strict quality standards or to develop, produce and deliver innovative products in a timely manner, or any unfavorable publicity with respect to the foregoing or otherwise could negatively impact the image of the Lands' End brand with our customers and could result in diminished appeal of the brand. As customer preferences change, our failure to anticipate, identify and react in a timely manner to emerging trends and appropriately provide attractive high-quality products that maintain or enhance the appeal of the brand through our websites, catalogs, licensed products and Company Operated stores could have an adverse effect on our sales, operating margins and results of operations.

The apparel industry is highly competitive. We compete with a diverse group of direct-to-consumer companies and retailers, including national department store chains, women's and men's specialty apparel chains, apparel catalog businesses, sportswear marketers and online apparel businesses that sell similar lines of merchandise. Brand image, marketing, design, price, service, quality, image presentation, fulfillment and customer service are all competitive factors. Our competitors may be able to adopt more aggressive pricing policies, adapt to changes in customer preferences or requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, or generate greater national brand recognition than we can. An inability to overcome these potential competitive disadvantages or effectively market our products relative to our competitors could have an adverse effect on our business and results of operations.

The success of our business depends on our overall marketing strategies for digital marketing and direct mail catalogs and customers' use of our digital platform, including our eCommerce websites.

The success of our business depends on customers' use of our eCommerce websites and their response to our digital marketing and direct mail catalogs. The level of customer traffic and volume of customer purchases on our eCommerce website is substantially dependent on the ability to provide attractive and accessible websites, maintain a robust customer list, provide a high-quality customer experience and reliable delivery of our merchandise. If we are unable to maintain and increase customer traffic to our eCommerce website and the volume of goods they purchase, including, as a result of changes to the level and types of marketing or amount of spend allocated to each type of marketing, or through the failure to otherwise successfully promote and maintain websites and their associated services, our revenue and results of operations could be adversely affected. In addition, any future privacy rules or other regulations could adversely impact our business to the extent we need to limit or change our digital marketing efforts.

We have been increasing our investment in digital marketing and social media and optimizing our catalog productivity. This shift in marketing strategy could have a negative impact if customers that previously relied on the direct mail catalog do not respond as favorably through the digital marketing channel.

If we are unable to protect or preserve the image of our brands, our reputation and our intellectual property rights, our business may be adversely affected.

We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our associates, consultants, vendors and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate and we may have trouble in effectively limiting unauthorized use of our trademarks and other intellectual property worldwide. Unauthorized use of our trademarks, copyrights, trade secrets or other proprietary rights may cause significant damage to our brands and our ability to effectively represent ourselves to agents, suppliers, vendors, licensees and/or customers. After the closing of the Pending WHP Transaction, this intellectual property will be held by the JV and the JV will be responsible for maintaining it.

Additionally, efforts to pursue licensing and wholesale relationships with third parties increases risk of brand damage. If third parties do not adhere to certain brand standards or if there is failure to maintain the image of the brand due to actions by other licensees, merchandise and service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, the Lands' End brand and reputation could be damaged, and our business may be adversely affected.

Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we, or the JV after the closing of the Pending WHP Transaction, could be forced to incur substantial costs and devote significant management resources to defend against such litigation. If the party claiming infringement were to prevail, we, or the JV after the closing of the Pending WHP Transaction, could be forced to discontinue the use of the related trademark or design, pay significant damages, or enter into expensive royalty or other arrangements with the prevailing party, assuming these royalty or other arrangements are economically feasible, which they may not be.

We rely on vendors to provide us with services in connection with certain aspects of our business, and any failure by these vendors to perform their obligations could have an adverse effect on our business and results of operations.

We have entered into agreements with vendors for logistics services, information technology systems (including website hosting), customer service, credit card processing, onshore and offshore software development and support, catalog production, distribution and packaging, customer returns and employee benefits. Services provided by any of our vendors could be interrupted as a result of many factors, such as acts of nature or contract disputes. Any failure by a vendor to provide us with contracted-for services on a timely basis or within service level expectations and performance standards could result in a disruption of our business and have an adverse effect on our business and results of operations.

Our Company Operated stores may not be successful, and as a result our business and results of operations could be adversely affected.

Our Company Operated stores are dependent on our ability to operate all locations effectively and attract customers with a compelling assortment and price mix. Our Company Operated store operations include managing the store and recruiting and hiring store management and associates. In addition, we are required to implement retail-specific marketing plans, and enhance inventory management skills specific to retail, such as those related to allocation and replenishment of product. If customers are not receptive to our store locations and concept, customer traffic, projected store sales and profitability may suffer.

RISKS RELATED TO SUPPLY CHAIN AND GLOBAL OPERATIONS

If we fail to timely and effectively obtain shipments of products from our vendors and deliver merchandise to our customers, our business and operating results could be adversely affected.

We do not own or operate any significant manufacturing facilities and therefore depend upon independent merchandise suppliers and vendors for the manufacture of our merchandise. We cannot control all of the various factors that might affect timely and effective procurement of supplies of product from our vendors, including labor issues, severe weather events and other disruptions. From time to time, some of our factories that produce our product have experienced temporary suspension of operations due to labor issues, severe weather events and other disruptions.

The products that we purchase are shipped to our distribution centers in Wisconsin and the United Kingdom. Our reliance on a limited number of distribution centers makes us more vulnerable to unforeseen events that could delay or impair our ability to fulfill customer orders and/or ship merchandise to our Company Operated stores. Our ability to mitigate the adverse impacts of these events depends in part upon the effectiveness of our disaster preparedness and response planning, as well as business continuity planning which may not be adequate or perform as intended.

Our utilization of imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, transportation and other delays in ocean shipments, unexpected or significant port congestion, lack of freight availability, increased cost to secure freight availability, freight cost increases, tariff increases, risks of damage, destruction or confiscation of products while in transit to a distribution center, organized labor strikes and work stoppages, heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the United States and the United Kingdom.

We rely upon third-party land-based and air freight carriers for merchandise shipments from our distribution centers to customers. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, trucking shortages, inclement weather and increased logistics costs, associated with such carriers' ability to provide delivery services to meet outbound shipping needs. The changing mix of our outbound freight carriers may result in higher costs and customer delays. In addition, if the cost of fuel rises or surcharges increase, the cost to deliver merchandise from distribution centers to customers may rise, and, although some of these costs are paid by our customers, such costs could have an adverse impact on our profitability. Any increase in order fulfillment, shipping costs and surcharges may have an adverse effect on our profitability and future financial performance.

Fluctuations and increases in the cost, availability, and quality of raw materials as well as fluctuations in other production and distribution related costs could adversely affect our business and results of operations.

Our products are manufactured using several key raw materials, including wool and cotton, which are subject to fluctuations in price and availability and many of which are produced in emerging markets in Asia and South America. The prices of these raw materials may also fluctuate based on a number of other factors beyond our control, including commodity prices such as prices for oil, changes in supply and demand, labor costs, competition, import duties, tariffs, anti-dumping duties, currency exchange rates and government regulation. These fluctuations in cost, availability and quality of raw materials used to manufacture our merchandise may result in an increase in our costs to purchase products from our vendors and could have an adverse effect on our cost of goods. Increases in raw material cost may cause us to increase our prices, which may not be acceptable to our customers.

Transportation and delivery costs may also increase due to volatility in global fuel and energy prices, including those driven by geopolitical conflicts or disruptions in key oil-producing regions. Sudden spikes in fuel prices or carrier surcharges could increase our inbound freight, outbound customer delivery, and catalog distribution costs, which we may be unable to fully offset through pricing or operational efficiencies. Any such increases could adversely affect our margins and operating results.

If we do not accurately forecast our inventory needs, efficiently manage inventory levels and have proper controls to protect our inventory, our results of operations could be adversely affected.

We must maintain sufficient inventory levels to operate our business successfully. Sufficient inventory levels are maintained by our ability to accurately forecast the product needs for each distribution channel, our ability to accurately report our inventory levels and our ability to protect those assets.

If we do not accurately anticipate the future customer demand for a particular product, forecast the inventory levels by distribution center and third-party logistics warehouse, report the current inventory level for a particular product, protect the physical inventory or project the time it will take to obtain new inventory, inventory levels will not be appropriate, and our results of operations could be adversely affected. We must also avoid accumulating excess inventory, which increases working capital needs, increases carrying costs of the inventory, including an increase in interest expense on variable rate debt, and could lower gross margins. On the other hand, if we underestimate demand for a particular product, we may experience inventory shortages resulting in lost revenues.

We obtain substantially all our inventory from vendors located outside the United States. Some of these vendors require lengthy advance notice of order requirements in order to be able to supply products in the quantities requested. This usually requires us to order merchandise and enter into commitments for the purchase of such merchandise well in advance of the time these products will be offered for sale, which makes responding to changing markets challenging.

Our own websites, third-party suppliers and third-party marketplaces rely on our ability to track and exchange accurate inventories by style, color and size to support customer orders. If we are not able to accurately track inventory information our results of operations could be negatively impacted.

We store high volumes of inventory and are subject to the attendant risks of inventory loss, spoilage, shrink, scrap and theft (which we collectively refer to as "shrinkage"). Although some level of inventory shrinkage is unavoidable, if we were to experience higher than expected rates of inventory shrinkage, be unable to accurately record inventory transactions or incur increased security costs to combat inventory theft, it could have a material adverse effect on our business.

Deterioration of relationships with our vendors and/or the failure of our new merchandise sourcing initiatives could have an adverse effect on our competitive position and operational results.

We have long standing relationships with the vendors that supply a significant portion of our merchandise but do not operate under long-term agreements. Our success relies on maintaining good relations with these vendors. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to efficiently supply merchandise that is consistent with our standards for quality and value. In the event we engage new vendors, it may cause us to encounter delays in production and added costs as a result of the time it takes to guide and educate our vendors in producing our products and adhering to our standards. If we cannot obtain a sufficient amount and variety of quality product at acceptable prices, it could have a negative impact on our competitive position. This could result in lower revenues and decreased customer interest in our product offerings, which, in turn, could adversely affect our business and results of operations.

Our arrangements with our vendors are generally not exclusive. As a result, our vendors might be able to sell similar products to our competitors, some of which purchase products in significantly greater volume. Our competitors may enter into arrangements with suppliers that could impair our ability to sell those suppliers' products, including by requiring suppliers to enter into exclusive arrangements, which could limit our access to such arrangements or products.

Our merchandising sourcing strategies are designed to increase the efficiency and responsiveness of our supply chain and include both vendor rationalization, vendor productivity, speed-to-market and third-party sourcing assistance. In the event these strategies are unsuccessful, our business could be adversely affected.

Our reputation and customers' willingness to purchase our products depend in part on our independent vendors and licensing partners compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, freedom of association, unlawful inducements, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their business and safety standards of materials. While we operate compliance and monitoring programs to promote ethical and lawful business practices and verify compliance with safety standards, we do not exercise ultimate control over our independent vendors and licensing partners or their business practices and cannot guarantee their compliance with ethical and lawful business practices and safety standards. Violation of ethical, labor, safety, or other standards by independent vendors and licensing partners, or the divergence of an independent vendor's or licensing partner's labor practices from those generally accepted as ethical in the United States could hurt our reputation or materially impact our ability to import products manufactured by these vendors or from the regions in which they operate, which could have an adverse effect on our business and results of operations.

We conduct business in and rely on sources for merchandise located in foreign markets and our business may therefore be adversely affected by legal, regulatory, economic and political risks associated with international trade in those markets.

The majority of our merchandise is manufactured in Asia and South America, depending on the nature of the product mix. These products are either imported directly by us or indirectly by distributors who, in turn, sell products to us. Any increase in the cost of merchandise purchased from these vendors or restrictions on the merchandise made available by these vendors could have an adverse effect on our business and results of operations.

Our import operations are subject to complex trade and customs laws, regulations and tax requirements, which may include restrictions under applicable sanctions laws and export controls, as well as trade restrictions or tariffs set by governments through mutual agreements or unilateral actions. The U.S. government has in the past made, and may in the future make, significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain goods imported into the United States. There is also a concern that the imposition of tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. More specifically, the U.S. government has from time to time imposed significant tariffs on certain product categories imported from China, including apparel, footwear, beauty and accessories.

On February 20, 2026, the U.S. Supreme Court invalidated tariffs imposed under the International Emergency Economic Power Act (the "IEEPA Decision"). There remains significant uncertainty regarding the implementation of the IEEPA Decision, including the process that will govern refund claims, the timing of any potential refunds, and the ultimate amounts, if any, that we may recover. In addition, immediately following the IEEPA Decision, the U.S. government initiated new tariffs under alternative authorities, resulting in continued tariff exposure.

We also sell our products globally. Our reliance on vendors in foreign markets and the marketing of products to customers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including:

- the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions;

- economic instability in the countries and regions where our customers or vendors are located;

- adverse fluctuations in currency exchange rates;

- compliance with United States and other country laws relating to foreign operations, including the Foreign Corrupt Practices Act, the U.K. Modern Slavery Act, the U.K. Bribery Act, the European Union General Data Protection Regulation (the GDPR), the U.K. Data Protection Act 2018, and a growing number of customer privacy initiatives throughout the world;

- changes in United States and non-United States laws affecting the importation and taxation of goods, including duties, tariffs and quotas, enhanced security measures at United States ports, or imposition of new legislation relating to import quotas;

- increases in shipping, labor, fuel, travel and other logistics costs;

- the imposition of anti-dumping or countervailing duty proceedings resulting in the potential assessment of special anti-dumping or countervailing duties;

- transportation delays and interruptions, including those due to the failure of vendors or distributors to comply with import regulations;

- political instability, war, conflicts and hostilities in multiple locations, and acts of terrorism; and

- changes in tariffs in the United States that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions.

Any inability on our part to successfully operate in foreign jurisdictions and rely on our foreign sources of production, due to any of the factors listed above, could have an adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO INFORMATION TECHNOLOGY, CYBERSECURITY AND DATA PRIVACY

If we fail to maintain or implement new information technology systems, we could experience significant disruptions to our operations.

We employ a variety of third-party and internally-developed systems including web sites, point of sale, telecommunications, email, design and merchandising, production management, inventory management, warehouse management, financial, and human resources systems to maintain our business. Some of these systems are aged and difficult to maintain. All systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, tornadoes and hurricanes, and usage errors by our employees or vendors. Such damage or interruption, if pervasive or prolonged, may have a material adverse impact on our business or results of operation.

In support of our business strategies, we have been implementing and continue to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality, automating processes and acquiring new systems with new functionality. We plan to continue the process of implementing a new ERP system across the company. While we are investing significantly in developments to our technology and systems, there is a risk that our investments may ultimately not result in the rate of return we expect. The failure of our information technology systems and networks to operate effectively or remain innovative, our inability to keep up with rapid technological change (including the successful utilization of data analytics, artificial intelligence and machine learning), third-party software-induced interruptions to our operations, problems involving foundational technology platforms, and challenges associated with transitioning to upgraded or replacement systems could cause delays in product fulfillment and reduced efficiency of our operations, require significant capital investments, and may have an adverse effect on our reputation, results of operations and financial condition.

Use of artificial intelligence technologies by us and our service providers could subject us to stringent and changing obligations. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm and other adverse business or financial consequences. The use of rapidly evolving technologies such as artificial intelligence technologies, by us and our third-party service providers, while presenting significant benefits, can also present risks and challenges to our business. Using artificial intelligence and other machine learning technologies while the technology is still developing may expose us to liability, reputational harm, and threats of litigation, particularly if such technology produces errors or hallucinations, or results in content that is biased, harmful, discriminatory, or that infringes the intellectual property or data privacy rights of third parties, or otherwise if such technology does not function as intended. Our failure, or perceived failure, to comply fully with developing interpretations of artificial intelligence or machine learning technologies laws and regulations, or meet evolving and varied stakeholder expectations and industry standards, or our inability to develop adequate controls to manage our use of artificial intelligence and machine learning technologies could harm our business, reputation, financial condition, and operating results.

If we do not adequately protect against cyber security threats, maintain customer privacy, or secure employee and company information, we could experience significant business interruption and become subject to litigation.

Our information technology systems are potentially vulnerable to malicious intrusion and targeted or random cyber-attacks. Although we have invested in the protection and monitoring of our information technology network, proprietary and customer data and systems, there can be no assurance that these efforts will prevent breaches in our information technology systems that could adversely affect our business.

The regulatory environment related to information security and privacy is increasingly rigorous with new and rapidly changing requirements applicable to our business. Compliance with the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA) and other privacy laws requires and will continue to require significant management and financial resources. We could be held liable to government agencies, our customers or other parties or be subject to significant fines, regulatory or other actions for breaching privacy and information security laws and regulations, and our business and reputation could be adversely affected by any resulting loss of customer confidence, litigation, civil or criminal penalties or adverse publicity.

Any significant compromise or breach of customer, employee or company data security, could significantly damage our reputation and result in additional costs, lost sales, fines and lawsuits. There can be no assurance that the procedures that we or our third-party providers have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches.

We also rely on third‑party cloud hosting providers and software‑as‑a‑service platforms for critical parts of our infrastructure. Interruptions, outages, breaches or service reductions by these providers, whether due to operational failures, cyberattacks or other disruptions, could impair our ability to operate our business. Because these providers are outside our control, any such incident could result in business interruption, data loss, reputational damage, additional costs and litigation exposure.

Our operations are highly dependent upon our information technology systems and failures or interruptions of service or security breaches in our systems may interrupt our operations and harm our business.

Our operations are dependent upon the successful and uninterrupted functioning of our computer and information technology systems. We rely heavily on information technology systems across our operations, including those we use for finance and accounting functions, supply chain management, point-of-sale processing, online and mobile platforms, mobile payment processing, and various other processes and functions. Many of these systems are interdependent on one another for their functionality. Additionally, the success of several of our initiatives to drive growth, including our priority to expand digital engagement with our customers, is highly dependent on the reliability, availability, integrity, scalability and capacity of our information technology systems. We also rely on third-party providers and platforms for some of these information technology systems and support.

Our operational safeguards may not be effective in preventing the failure of these systems to operate effectively and be continuously available to run our business. Such failures may be caused by various factors, including fire, natural disaster, power loss, telecommunications failure, problems with transitioning to upgraded or replacement systems, physical break-ins, programming errors, flaws in third-party software or services, disruptions or service failures of technology infrastructure facilities, such as storage servers, provided by third parties, errors or malfeasance by our employees or third-party service providers or breaches in the security of these systems or platforms, including unauthorized entry and computer viruses. We cannot assure you that we will resolve these system failures and restore our systems and operations in an effective and timely manner. Such system failures and any delayed restore process could result in:

- loss of customers and sales;

- loss or theft of customer, employee or other data;

- negative publicity;

- harm to our business and reputation;

- exposure to litigation claims, government investigations and enforcement actions, fraud losses or other liabilities;

- additional computer and information security and systems development costs; and

- diversion of technical and other resources.

RISKS RELATED TO MAJORITY OWNERSHIP

Edward Lampert and his investment affiliates, whose interests may be different from the interests of other stockholders, may be able to exert substantial influence over Lands' End.

According to an amendment to Schedule 13D filed with the SEC on January 28, 2026, Edward S. Lampert beneficially owned 56.0% of our outstanding shares of common stock. Accordingly, Mr. Lampert could have substantial influence over any action by us that requires approval by our stockholders, including but not limited to the election of directors and any transactions involving a change of control. The interests of Mr. Lampert, who has direct and indirect investments in other companies, including ESL Investments, Inc., may from time to time diverge from the interests of our other stockholders.

Our common stock price may decline if Mr. Lampert decides to sell a portion of his holdings of our common stock.

Mr. Lampert is not subject to any contractual obligation to maintain his ownership position in Lands' End, and we cannot assure you that he will. Any sale by Mr. Lampert of our common stock, or any announcement by Mr. Lampert that he has decided to sell shares of our common stock, could have an adverse impact on the price of our common stock.

GENERAL RISKS

Failure to successfully close the transaction contemplated by the Membership Interest Purchase Agreement or failure to realize the benefits of the Pending WHP Transaction could result in adverse effects on our business.

On January 26, 2026 we announced the Pending WHP Transaction, pursuant to which, among other things, we agreed to contribute all of our intellectual property and related assets associated with the "Lands' End" brand, including all of the license agreements entered into in connection with our licensing business to a wholly owned entity and to sell a 50% interest in that entity to WHP Global for $300 million in cash. The Pending WHP Transaction is expected to close in the first quarter of 2026. The closing and subsequent success of this transaction is dependent upon, among other things, our ability to realize the full extent of the expected benefits of the transaction, including if we exchange our JV interest for an interest in WHP Global, which may occur under certain circumstances. Risks associated with the transaction include the possibility that one or more closing conditions for the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transactions (or only grant approval subject to adverse conditions or limitations); unexpected costs, charges or expenses resulting from the transaction; risks related to the disruption of management time from ongoing business operations due to the pendency of the transaction uncertainty of the expected financial performance of the JV following completion of the transaction; the possibility that there could be fluctuations in the trading price of our common stock as a result of the announcement, pendency or consummation of the transaction; risks related to our ability to realize the anticipated benefits of the transaction; the ability of the JV to implement its business strategy; risks relating to the occurrence of an exchange event, which is out of our control, to realize value from the our exchange rights, and the possibility that such exchange event may never occur, or if it does occur, the possibility that it occurs on unfavorable terms, including economic terms; the possibility that one or more of the agreements governing the Pending WHP Transaction may contain provisions that are difficult to enforce and the possibility of legal disputes with WHP Global and its affiliates that could delay realization of the full benefits of the transaction; the possibility that any exchange event could be structured in a manner and on terms and conditions that are disadvantageous to us and our stockholders; the possibility that the contribution of our intellectual property into the JV may not achieve the anticipated results, particularly if such intellectual property is not monetized effectively; the risk that WHP Global's past performance may not be representative of future results; the risk that stockholder litigation in connection with the transaction or other litigation, settlements or investigations may affect the timing or occurrence of the transaction or result in significant costs of defense, indemnification and liability; and the occurrence of any event that could give rise to termination of the Pending WHP Transaction prior to the closing.

Failure to retain our existing workforce and to attract qualified new personnel in the current labor market and remote and hybrid work models could adversely affect our business and results of operations.

Due to the seasonal nature of our business, we rely heavily on flexible part-time employees to staff our distribution centers to support our peak seasons, including back-to-school shopping season and fourth quarter holiday shopping season. A potential labor shortage may impact our ability to hire and retain qualified personnel and impact our ability to operate our business effectively. Depending on their position, our employees either work 100% on-site, remotely from home or in a hybrid work model which allows employees to work both remotely from home and in the office. While we have developed and occasionally adjust our work model to achieve what we believe is best for operating our business, we may not be able to attract, hire or retain qualified personnel if competing companies offer a more desirable work model.

Failure to retain our executive management team and to attract qualified new personnel could adversely affect our business and results of operations.

We depend on the talents and continued efforts of our executive management team. The loss of members of our executive management may disrupt our business and adversely affect our results of operations. Furthermore, our ability to manage further expansion will require us to continue to train, motivate and manage employees and to attract, motivate and retain additional qualified personnel. Competition for these types of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.

Other factors may have an adverse effect on our business, results of operations and financial condition.

Many other factors may affect our profitability and financial condition, including:

- changes in laws and regulations and changes in their interpretation or application, including changes in accounting standards, taxation rates and requirements, product marketing application standards as well as environmental laws, including climate change related legislation, regulations and international accords;

- differences between the fair value measurement of assets and liabilities and their actual value, particularly for intangibles, contingent liabilities such as litigation, the absence of a recorded amount, or an amount recorded at the minimum, compared to the actual amount;

- changes in the rate of inflation, such as current inflationary pressures, interest rates and the performance of investments held by us;

- changes in the creditworthiness of counterparties that transact business with or provide services to us;

- changes in business, economic and political conditions, including political instability, war, or other geopolitical conflict, terrorist attacks, the threat of future terrorist activity and related military action, natural disasters, the cost and availability of insurance due to any of the foregoing events, labor disputes, strikes, slow-downs or other forms of labor or union activity, and pressure from third-party interest groups;

- negative claim experiences and higher than expected large claims under our self-insured health and workers' compensation insurance programs; and

- the failure of financial institutions in which we maintain cash deposits, including those where balances may exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Our share price may be volatile.

The market price of our common stock may fluctuate significantly due to several factors, some of which may be beyond our control, including:

- actual or anticipated fluctuations in our operating results;

- changes in earnings estimated by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of comparable companies;

- changes to the regulatory and legal environment under which we operate; and

- domestic and worldwide economic conditions.

Further, when the market price of a company's common stock drops significantly, stockholders often initiate securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our senior management and other resources.

Your percentage ownership in Lands' End may be diluted in the future.

In the future, your percentage ownership in Lands' End may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions or otherwise, including equity awards that we may grant to our directors, officers and employees.

Exposure to periodic litigation and other regulatory proceedings, including with respect to product liability claims. These proceedings may be affected by changes in laws and government regulations or changes in their enforcement.

From time to time, we may be involved in lawsuits and regulatory actions relating to our business or products we sell or have sold. These proceedings may be in jurisdictions with reputations for aggressive application of laws and procedures against corporate defendants. We are impacted by trends in litigation, including class-action allegations brought under various consumer protection and employment laws, including wage and hour laws, privacy laws, and laws relating to eCommerce. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse effect on our business and results of operations.

Potential assessments for additional state taxes, which could adversely affect our business.

In accordance with current law, we pay, collect and/or remit taxes for Federal, State and local and foreign jurisdictions where we are required by law. While we believe that we have appropriately remitted all taxes based on our interpretation of applicable law, tax laws are complex, and their application differs by taxing jurisdiction.

An increasing number of taxing jurisdictions may attempt to assess additional taxes and penalties on us or assert an error in our calculation. These include new obligations to collect sales, consumption, value added, or other taxes on online marketplaces and remote sellers, or other requirements that may result in liability for third-party obligations. A change in the application of law, or an interpretation of the law that differs from our own may, if successful, adversely affect our business and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a written data security incident response policy and a security incident response plan, which were first developed in 2017 and are periodically reviewed and updated.

We have designed and assessed our program using the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to our legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- a written data security incident response policy and a security incident response plan that include detailed procedures for responding to cybersecurity incidents, determining severity of cybersecurity incidents and notifying appropriate internal and external parties;

- third-party and internal risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

- a security team consisting of members of our information technology department, principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- periodic tabletop exercises involving the security team, the data security incident management team, and members of management, with special sessions for the Board of Directors;

- annual audit by a Payment Card Industry ("PCI") qualified security risk assessor to validate our PCI-Data Security Standard ("PCI-DSS") compliance;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- regular cybersecurity awareness training, including social engineering and phishing testing of our employees, incident response personnel, and senior management;

- deployment of external tools designed to detect and protect against spam, malware and other cybersecurity threats and train personnel; and

- third-party security event monitoring.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be adequate, fully complied with or effective in protecting our systems and information.

To date, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "*Risk Factors – RISKS RELATED TO INFORMATION TECHNOLOGY, CYBERSECURITY AND DATA PRIVACY.*"

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of data protection and cybersecurity risks as part of the Audit Committee's oversight of our enterprise risk management framework. The Audit Committee regularly reports to the full Board regarding its activities, including those related to cybersecurity.

The Audit Committee receives regular reports from management on our cybersecurity risks, which include updates on trends and threats, our backup and restore systems, internal and external risk assessments, results of PCI and other security audits, and planned updates and upgrades. The Audit Committee also receives regular enterprise risk management updates, which include management of cybersecurity risks.

In accordance with our data security incident response plan, management is required to promptly update and discuss with the Audit Committee any material or potentially material cybersecurity incidents and provide an update to the Board upon determination that an incident is material. Management regularly updates the Audit Committee regarding incidents with lesser impact potential.

Our management team, including our Chief Financial Officer, Chief Technology Officer and General Counsel (the cybersecurity disclosure committee), is responsible for assessing material risks from cybersecurity threats and our General Counsel oversees any required reporting obligations and notifications. Our Chief Technology Officer has primary responsibility for overseeing our security incident response plan, including identification and initial assessment of threat levels and escalations.

Critical incidents are escalated to a cross functional data security incident management team for review, which then escalates potentially material incidents and threats to the cybersecurity disclosure committee for determinations of materiality and Audit Committee and Board communications. Our Chief Technology Officer has over 20 years of experience with cybersecurity management response, and multiple direct reports who have 10 or more years of experience leading technology infrastructure and security incident response. Our General Counsel has approximately 10 years of experience leading our incident response management team.

Our Chief Technology Officer is the primary point of responsibility for cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information technology environment.

ITEM 2. PROPERTIES

Facilities and Store Locations

We own or lease domestic and international properties used as offices, customer service centers, distribution centers and Company Operated stores. We believe that our existing facilities are well maintained and are sufficient to meet our current needs. We review all leases with upcoming expiration dates in the short term to determine the appropriate action to take with respect to them, including exercising an option to renew, if any, moving or closing facilities or entering into new leases.

Domestic Headquarters, Customer Service and Distribution Properties

The headquarters for our business is located on an approximately 200 acre campus in Dodgeville, Wisconsin. The Dodgeville campus includes approximately 1.8 million square feet of building space between multiple different buildings that are all owned by the Company. The primary functions of these buildings are customer service, distribution center and corporate headquarters. We also own customer service and distribution centers in Reedsburg and Stevens Point, Wisconsin.

We also lease office space in New York, New York and in Chicago, Illinois, primarily to support our marketing, merchandising and B2B operations.

International Offices, Customer Service and Distribution Properties

We own a distribution center and customer service center in Oakham, United Kingdom that supports our European business. We lease one building in Mettlach, Germany for offices supporting our European Union business. We also lease office space for our global sourcing office located in Kwun Tong, Hong Kong.

Lands' End Retail Properties

As of January 30, 2026, our U.S. retail footprint consists of 21 Company Operated stores. The U.S. Company Operated stores are leased and average approximately 7,900 square feet.

ITEM 3. LEGAL PROCEEDINGS

The Company is party to various claims, legal proceedings and investigations arising in the ordinary course of business. Some of these actions involve complex factual and legal issues and are subject to uncertainties. At this time, the Company is not able to either predict the outcome of these legal proceedings or reasonably estimate a potential range of loss with respect to the proceedings. While it is not feasible to predict the outcome of pending claims, proceedings and investigations with certainty, management is of the opinion that their ultimate resolution should not have a material adverse effect on our results of operations, cash flows or financial position taken as a whole.

Lands' End is the defendant in three separate lawsuits, each of which allege adverse health events and personal property damage as a result of wearing uniforms manufactured by Lands' End: (1) *Gilbert et al. v. Lands' End, Inc.*, United States District Court for the Western District of Wisconsin, Civil Action No. 3:19-cv-00823-JDP, complaint filed October 3, 2019; (2) *Andrews et al. v. Lands' End, Inc.*, United States District Court for the Western District of Wisconsin, Civil Action No. 3:19-cv-01066-JDP, complaint filed on December 31, 2019, on behalf of 521 named plaintiffs, later amended to include 1,089 named plaintiffs; and (3) *Davis et al. v. Lands' End, Inc. and Lands' End Business Outfitters, Inc.*, United States District Court for the Western District of Wisconsin, Case No. 3:20-cv-00195, complaint filed on March 4, 2020. Plaintiffs in *Gilbert, Andrews, and Davis* seek nationwide class certification on behalf of similarly situated Delta employees.

By order dated April 20, 2020, the Court consolidated the Gilbert and Andrews cases (the "Consolidated Wisconsin Action") and stayed the Davis case. Plaintiffs in the Consolidated Wisconsin Action and Davis each assert that the damages sustained by the members of the proposed class exceed $5,000,000. Plaintiffs in each case seek damages for personal injuries, pain and suffering, severe emotional distress, financial or economic loss, including medical services and expenses, lost income and other compensable injuries. Plaintiffs in the Consolidated Wisconsin Action seek class certification with respect to performance of the uniforms and warranty claims and maintain individual claims for personal injury by numerous named plaintiffs.

On August 18, 2021, the Court ruled on several pending motions in the Consolidated Wisconsin Action. The Court denied Plaintiffs' motion for class certification with respect to performance of the uniforms and warranty claims. The Court denied Plaintiffs' motion for partial summary judgment regarding crocking claims and granted Lands' End's motion for partial summary judgment related to certain warranty claims. In addition, giving effect to both the addition and voluntary dismissal of individual plaintiffs over the course of the litigation, the number of individual plaintiffs had been reduced from 1,089 to 603 as of August 18, 2021. On September 1, 2021, Plaintiffs filed a Rule 23(f) petition, seeking interlocutory review of the Court's decision denying class certification. On September 22, 2021, the U.S. Court of Appeals for the Seventh Circuit denied plaintiffs' petition.

On July 8, 2022, the Court issued an Opinion and Order in the Consolidated Wisconsin Action (the "July 8 Opinion"), ruling in the Company's favor on several additional pending motions. The Court granted the Company's motion to exclude Plaintiffs' expert opinions because the opinions were not based on reliably applied and scientifically valid methods. Accordingly, because Plaintiffs failed to submit evidence sufficient to show that the uniforms were defective or that a defect in the uniforms caused Plaintiffs' alleged health problems, the Court granted the Company's motion for summary judgement on Plaintiffs' personal injury claims.

After giving effect to the July 8 Opinion, the remaining claims under the Consolidated Wisconsin Action related to claims for property damage and breach of warranty. Following these rulings and an order of the court dated December 1, 2022, 277 named Plaintiffs remained in the case who claim they have suffered personal property damage as a result of dye transferring to personal items, with aggregate claims of approximately $110,000 in damages. The Court set a deadline for the parties to voluntarily resolve these remaining outstanding claims, and on July 19, 2023 the parties reported to the Court that they had reached a settlement in principle of the matter, and subsequently entered into a Confidential Settlement, fully resolving the outstanding property damage claims, which were the only remaining claims in the action.

Following the entry of the Final Order by the Court on October 12, 2023, Plaintiffs filed an appeal to the Seventh Circuit. On November 13, 2023, the Court of Appeals for the Seventh Circuit issued an Order suspending the briefing schedule pending a remand to the district court for the limited purpose of issuing a revised final judgement order. On February 15, 2024, the Court of Appeals for the Seventh District remanded the case to the District Court for entry of a final judgement. On February 20, 2024, the District Court entered final judgement in favor of Lands' End.

On October 23, 2025, the Court of Appeals affirmed the decision of the District Court to grant Lands' End Summary Judgement on all claims and the District Court's decision not to certify the class. On November 20, 2025, Plaintiffs filed a Petition for Rehearing, citing alleged errors in the Court of Appeals ruling. On January 9, 2026, the 7th Circuit denied Plaintiff's petition. Plaintiffs have until April 9, 2026, to appeal to the U.S. Supreme Court. Lands' End continues its vigorous defense of this case and believes the claims are without merit.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Lands' End's common stock is traded on the Nasdaq Stock Market under the ticker symbol LE. There were 5,017 stockholders of record as of March 23, 2026.

Stock Performance Graph

The following graph compares the cumulative total return to stockholders on Lands' End common stock from January 29, 2021 through January 30, 2026 with the return on the Nasdaq Composite Index and S&P 600 Apparel Retail Index for the same period.

The graph assumes an initial investment of $100 on January 29, 2021 in each of our common stock, the Nasdaq Composite Index, and the S&P 600 Apparel Retail Index.



	1/29/2021	1/28/2022	1/27/2023	2/2/2024	1/31/2025	1/30/2026
Lands' End, Inc.	$ 100	$ 66	$ 33	$ 34	$ 45	$ 64
Nasdaq Composite Index	$ 100	$ 105	$ 89	$ 120	$ 150	$ 179
S&P 600 Apparel Retail Index	$ 100	$ 130	$ 123	$ 176	$ 218	$ 273

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act or incorporated by reference into any of our filings, as amended, with the SEC, except as shall be expressly set forth by specific reference in such filing.

Dividends

We have not paid and we do not expect to pay in the foreseeable future, dividends on our common stock. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board of Directors may deem relevant. Additionally, the Debt Facilities contain various representations and warranties and restrictive covenants that, among other things, and subject to specified exceptions, restrict the ability of Lands' End and its subsidiaries to make dividends or distributions with respect to capital stock.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the Consolidated Financial Statements and accompanying notes included elsewhere in this Annual Report on Form 10-K. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. See "Cautionary Statement Concerning Forward-Looking Information" below and Item 1A, Risk Factors, in this Annual Report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

This section discusses our results of operations for the year ended January 30, 2026 as compared to the year ended January 31, 2025. For a discussion and analysis of the year ended January 31, 2025 compared to February 2, 2024, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of our Annual Report on Form 10-K for the year ended January 31, 2025, filed with the SEC on March 27, 2025.

As used in this Annual Report on Form 10-K, references to the "Company", "Lands' End", "we", "us", "our" and similar terms refer to Lands' End, Inc. and its subsidiaries. Our fiscal year ends on the Friday preceding the Saturday closest to January 31.

Executive Overview

Description of the Company

Lands' End, Inc. is a leading digital retailer of solution-based apparel, swimwear, outerwear, accessories, footwear, home products and uniforms. We offer products online at *www.landsend.com*, through third-party distribution channels, our own Company Operated stores and third-party license agreements. We also offer products to businesses and schools, for their employees and students, through the Outfitters distribution channel. We are a classic American lifestyle brand that creates solutions for life's every journey.

Lands' End was founded in 1963 by Gary Comer and his partners to sell sailboat hardware and equipment by catalog. While our product focus has shifted significantly over the years, we have continued to adhere to our founder's motto as one of our guiding principles: "Take care of the customer, take care of the employee and the rest will take care of itself."

Segment Reporting

We identify our operating segments according to how our business activities are managed and evaluated. Our operating segments consisted of: U.S. eCommerce, Europe eCommerce, Outfitters, Third Party, Licensing and Retail.

We have determined that the U.S. eCommerce, Outfitters and Third Party operating segments share similar economic and other qualitative characteristics, and therefore, the results of these operating segments are aggregated into the U.S. Digital segment. The Europe eCommerce, Licensing and Retail operating segments are not quantitatively significant to be separately reported. See Note 13, *Segment Reporting*.

Distribution Channels

We identify six separate distribution channels for revenue reporting purposes.

- *U.S. eCommerce* offers products through our eCommerce website.

- *Europe eCommerce* offers products primarily direct to consumers located in Europe through eCommerce international websites as well as third-party marketplace websites.

- *Outfitters* sells uniform and logo apparel to businesses and their employees, as well as to student households through school relationships, located primarily in the U.S.

- *Third Party* sells products direct to consumers through third-party marketplace websites.

- *Licensing* earns royalties on the use of our trademark and any fulfillment fees for fulfillment services provided by us.

- *Retail* sells products through Company Operated stores, located in the U.S.

Pending WHP Transaction

On January 26, 2026, we announced the Pending WHP Transaction and entered into a Membership Interest Purchase Agreement (the "MIPA"), by and among the Company, Lands' End Direct Merchants, Inc., a wholly owned subsidiary of Lands' End, WH Borrower, LLC, WH Topco, L.P. (d/b/a WHP Global) ("WHP Global"), and LEWHP LLC ("WHP").

Upon the terms and subject to the conditions set forth in the MIPA, at closing (i) we will contribute all of our intellectual property and related assets associated with the "Lands' End" brand, including all of the license agreements entered into in connection with Lands' End's licensing business to a newly formed Delaware limited liability company and wholly owned subsidiary of Lands' End ("IPCo"), and (ii) immediately thereafter, we will sell a 50% controlling ownership stake in IPCo, to WHP for an aggregate purchase price of $300 million in cash. The closing of the Pending WHP Transaction (the "Closing") is subject to certain customary closing conditions. The MIPA contains certain termination rights for both Lands' End and WHP, including, the right to terminate the MIPA if the Closing has not occurred prior to October 26, 2026.

In connection with the Closing, we will enter into voting agreements with WHP Topco and certain stockholders of Lands' End (consisting of our controlling stockholder, Edward S. Lampert, and related funds) pursuant to which those stockholders will vote all of their shares of Common Stock in favor of a WHP Global monetization event (described below).

Limited Liability Company Agreement

At the Closing, Lands' End, IPCo, WHP and WHP Topco will enter into the amended and restated limited liability company agreement of IPCo (the "LLCA"), pursuant to which IPCo will have a single class of membership interests consisting of Class A units (the "IPCo Units"), with Lands' End owning 50% of the IPCo Units and WHP owning 50% of the IPCo Units. IPCo will be governed by a board of managers consisting of four managers, with two managers appointed by each of WHP and Lands' End. The managers appointed by WHP will collectively have an extra vote permitting WHP to control decisions of the IPCo board of managers, which may change in the future based on the relative ownership percentages of WHP and Lands' End in IPCo.

Lands' End's IPCo Units may be exchanged for equity of WHP Topco ("WHP Topco Units" as defined in the LLCA) in connection with the following WHP Topco monetization events: (i) in an initial public offering, direct listing or de-SPAC of WHP Topco, where WHP's enterprise value-to-EBITDA multiple (the "Exchange Reference Multiple"), when calculated based on the WHP listing price, is equal to or greater than 13, then we can elect to exchange Company's IPCo Units for WHP Topco Units or WHP can force Lands' End IPCo Units to be exchanged for WHP Topco Units. If the Exchange Reference Multiple is less than 13, then we can elect to exchange our IPCo Units for WHP Topco Units; (ii) in a change of control of WHP Topco, where WHP's Exchange Reference Multiple (counting only cash, public securities or other specified consideration) implied by the transaction is equal to or greater than the Minimum Multiple (as defined below), then we are required to exchange our IPCo Units for WHP Topco Units; and (iii) in a significant asset sale by WHP Topco of 50% or more of its EBITDA, where the Exchange Reference Multiple implied by such asset sale (counting only cash, public securities and other specified consideration) is greater than or equal to the Minimum Multiple, we are required to exchange our IPCo Units for

WHP Topco Units. In the event of such an exchange, our stake in IPCo would be valued at the EBITDA multiple implied by WHP Topco's monetization event.

The minimum multiple will initially be set at 13x, and we may reset such multiple one time per calendar year with WHP's consent, not to be unreasonably withheld, conditioned or delayed (the "Minimum Multiple"). Our right to exchange in a WHP Topco monetization event terminates on the occurrence of any of the aforementioned monetization events, whether or not our interests in IPCo were exchanged.

Pursuant to the LLCA, WHP and Lands' End generally may not transfer their IPCo Units prior to the third anniversary of Closing (other than to permitted transferees or a third party purchaser of WHP). After the third anniversary of the Closing, each party may transfer its respective IPCo Units but subject to tag along rights and a right of first offer in favor of the other parties. In addition, following the third anniversary of Closing, if either Lands' End or WHP receives a third party acquisition offer for 100% of IPCo reflecting an IPCo's enterprise value / LTM EBITDA multiple at or above 10, the party receiving the offer has a right to "drag" the other party into such sale, subject to an ownership threshold and the achievement of certain economic thresholds. The dragged party has the option to be dragged in such sale or, instead, buy out the other party's stake at the purchase price proposed by the third party.

Pursuant to the LLCA, any excess cash above $5.0 million at IPCo (or $7.5 million, if, as of the end of any fiscal quarter, the revenue of IPCo and its subsidiaries with respect to the last 12 months ending on the most recent date for which financial statements are available is greater than $150.0 million) will be distributed to WHP and Lands' End on a quarterly basis and based on ownership split.

License Agreement

At the Closing, Lands' End and IPCo will enter into a License Agreement (the "License Agreement"), pursuant to which IPCo will grant us a license to design, manufacture, sell and promote certain categories of products (including the types of products that we design, manufacture and sell currently) (collectively, "Licensed Products") in the United States, Canada, the United Kingdom, Germany, Austria and France (the "Territory"), with limitations to certain channels of sale. The license is exclusive within the Territory and specified trade channels with respect to certain core products, and non-exclusive with respect to other categories of Licensed Products. The license is royalty-bearing and subject to a guaranteed minimum royalty ("GMR"), with different royalty rates due, depending on the channel under which Licensed Products are sold. The GMR will be $50,000,000 per year (calculated pro rata based on an amount of $50,000,000 for a twelve (12) month period for the first contract year) through the end of the contract year 11, will increase one percent per year for contract years 12-21, and will be $55,231,106 for each contract year thereafter. In addition, we will be eligible to receive an adjustment to our royalties, which adjustment will be paid by IPCo on a quarterly basis, based on total royalties received by IPCo (including from other licensees) above a specified threshold.

The initial term of the License Agreement is 10 years following the conclusion of the first contract year, and the License Agreement automatically renews for up to 12 successive renewal terms of 7 years each, unless we provide notice of non-renewal at least 24 months prior to the end of the initial or applicable renewal term. The License Agreement is only terminable by IPCo if we breach our obligation to make our required guaranteed minimum payments, or to make undisputed royalty payments, in each case subject to an opportunity to cure such non-payment within a certain period of time.

In addition, pursuant to the MIPA, and subject to the terms and conditions set forth therein, WHP commenced a tender offer (the "Tender Offer") to purchase up to 2,222,222 shares of our common stock (the "Common Stock"), par value $0.01 per share, at a price of $45.00 per share in cash, without interest and subject to any applicable withholding taxes, representing an aggregate value of up to approximately $100 million, which tender offer is intended to close substantially concurrently with the Membership Interests Purchase. The tender offer will be subject to pro-ration should it be oversubscribed. As a result of the tender offer, WHP is expected to own up to approximately 7% of our outstanding shares of common stock.

Macroeconomic Challenges

Macroeconomic issues which impact consumer discretionary spending, such as realized inflation-based price increases and high interest rates have continued to have an impact on our business. Apparel purchases historically have been influenced by domestic and global economic conditions, which may negatively impact customer demand and may require higher levels of promotion in order to attract and retain customers. Additionally, the variable interest rates associated with our Debt Facilities are negatively affected by higher interest rate environments. Macroeconomic challenges may lead to increased cost of raw materials, packaging materials, labor, energy, fuel, debt and other inputs necessary for the production and distribution of our products. Moreover, uncertainty with respect to trade policy and tariffs, including increased tariffs applicable to countries where our vendors manufacture our product, may result in an increase in the cost of our products.

In addition, conflict‑related disruptions in global energy markets and shipping lanes in early 2026 have contributed to heightened volatility in crude oil and refined‑product prices and interruptions to certain maritime routes, which may result in higher freight and delivery costs, carrier surcharges, longer transit times, and inventory delays.

Restructuring and Other

During Fiscal 2025, we incurred ongoing costs related to exploring strategic alternatives to maximize shareholder value and have included those costs as part of restructuring and other. Additionally, we reduced approximately 6% of our corporate office positions and incurred restructuring charges, primarily severance and benefit and other costs related to cost optimization of business operations. During Fiscal 2024, we reduced approximately 10% of our corporate office positions and incurred restructuring charges, primarily severance and benefit and other related costs. The reductions in the corporate office positions were made to better align with the evolving needs of the business and to invest in key growth areas.

We incurred $13.9 million and $5.6 million of restructuring and other costs in Fiscal 2025 and Fiscal 2024, respectively.

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with GAAP and include the accounts of Lands' End, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Seasonality

We experience seasonal fluctuations in our Net revenue and operating results and historically have realized a significant portion of our yearly net revenue and earnings during our fourth fiscal quarter. We generated approximately 34.0% of our yearly net revenue in the fourth quarters of Fiscal 2025 and Fiscal 2024. Thus, lower than expected fourth quarter net revenue may have an adverse impact on our annual operating results.

Working capital requirements typically increase during the second and third quarters of the fiscal year as inventory builds to support peak selling periods and typically decrease during the fourth quarter of the fiscal year as inventory is sold. Cash provided by operating activities is typically higher in the fourth quarter of the fiscal year due to reduced working capital requirements during that period.

Results of Operations

Fiscal Year. Our fiscal year end is on the Friday preceding the Saturday closest to January 31 each year. The fiscal periods in this report are presented as follows, unless the context otherwise requires:

Fiscal Year	Ended	Weeks
2025	January 30, 2026	52
2024	January 31, 2025	52

The following table sets forth, for the periods indicated, selected income statement data:

(in thousands)	Fiscal 2025		Fiscal 2024	
	$'s	% of Net Revenue	$'s	% of Net Revenue
Net revenue	$ 1,335,146	100.0 %	$ 1,362,935	100.0 %
Cost of sales (excluding depreciation and amortization)	684,976	51.3 %	709,590	52.1 %
Gross profit	650,170	48.7 %	653,345	47.9 %
Selling and administrative	561,153	42.0 %	561,804	41.2 %
Depreciation and amortization	30,169	2.3 %	33,772	2.5 %
Other operating expense, net	14,583	1.1 %	6,812	0.5 %
Operating income	44,265	3.3 %	50,957	3.7 %
Interest expense	36,717	2.8 %	40,439	3.0 %
Other (income) expense, net	(203)	(0.0)%	22	0.0 %
Income before income taxes	7,751	0.6 %	10,496	0.8 %
Income tax expense	2,243	0.2 %	4,263	0.3 %
Net income	$ 5,508	0.4 %	$ 6,233	0.5 %

Depreciation and amortization are not included in our cost of sales because we are a reseller of inventory and do not believe that including depreciation and amortization is meaningful. As a result, our gross margins may not be comparable to other entities that include depreciation and amortization related to the sale of their product in their gross margin measure.

Definitions, Reconciliations and Uses of Non-GAAP Financial Measures

In addition to our Net income determined in accordance with GAAP, for purposes of evaluating operating performance, we report the following non-GAAP measures: Adjusted net income and Adjusted EBITDA. Adjusted net income is also expressed on a diluted per share basis.

We believe presenting non-GAAP financial measures provides useful information to investors, allowing them to assess how the business performed excluding the effects of significant non-recurring or non-operational amounts. We believe the use of the non-GAAP financial measures facilitates comparing the results being reported against past and future results by eliminating amounts that we believe are not comparable between periods and assists investors in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management's own methods for evaluating business performance.

Our management uses Adjusted net income and Adjusted EBITDA to evaluate the operating performance of our business for comparable periods and to discuss our business with our Board of Directors, institutional investors and other market participants. Adjusted EBITDA is also used as the basis for a performance measure used in executive incentive compensation.

The methods we use to calculate our non-GAAP financial measures may differ significantly from methods other companies use to compute similar measures. As a result, any non-GAAP financial measures presented herein may not be comparable to similar measures provided by other companies. Adjusted net income and Adjusted

EBITDA should not be used by investors or other third parties as the sole basis for formulating investment decisions as these measures may exclude a number of important cash and non-cash recurring items.

Adjusted net income is defined as net income excluding significant non-recurring or non-operational items as set forth below. Adjusted net income is also presented on an adjusted diluted per share basis. While Adjusted net income is a non-GAAP measurement, management believes that it is an important indicator of operating performance and useful to investors.

- Other significant non-recurring or non-operational items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results and are described below:

  - Corporate restructuring and other – composed of costs related to the strategic alternative exploration as well as severance and benefit costs for Fiscal 2025 and primarily severance and benefit costs for Fiscal 2024.

  - Unmitigated tariff costs – unmitigated incremental product costs, net of the impact of vendor negotiations, incurred pursuant to International Emergency Economic Powers Act ("IEEPA") tariffs that were subsequently ruled unlawful by the Supreme Court of the United States on February 20, 2026 for Fiscal 2025.

  - Long-lived asset impairment – charges associated with the non-cash write down of certain long-lived assets for Fiscal 2025 and Fiscal 2024, respectively.

  - Exit costs – charges associated to exit the kids and footwear lines of business including inventory excess and obsolescence reserves, inventory discounts and operational charges recorded in Fiscal 2025 and Fiscal 2024, respectively, in conjunction with our licensing arrangements commencing in Fiscal 2024.

  - Loss (gain) on disposal of property and equipment – disposal of property and equipment in Fiscal 2025 and Fiscal 2024.

The following table sets forth, for the periods indicated, a reconciliation of Net income to Adjusted net income and Adjusted diluted net earnings per share:

(in thousands, except per share amounts)	Fiscal 2025	Fiscal 2024
Net income	$ 5,508	$ 6,233
Corporate restructuring and other	13,888	5,558
Unmitigated tariff costs	13,000	—
Long-lived asset impairment	683	3,818
Exit costs	257	927
Loss (gain) on disposal of property and equipment	16	(2,501)
Tax effects on adjustments [1]	(6,525)	(1,463)
ADJUSTED NET INCOME	$ 26,827	$ 12,572
ADJUSTED DILUTED NET EARNINGS PER SHARE	$ 0.86	$ 0.40
Diluted weighted average common shares outstanding	31,033	31,664

[1]   The tax impact of adjustments is calculated at the applicable U.S. and non-U.S. Federal and State statutory rates.

While Adjusted EBITDA is a non-GAAP measurement, management believes that it is an important indicator of operating performance, and useful to investors because EBITDA excludes the effects of financings, investing activities and tax structure by eliminating the effects of interest, depreciation and income tax.

- Other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results and are described below:

  - Corporate restructuring and other – composed of costs related to the strategic alternative exploration as well as severance and benefit costs for Fiscal 2025 and primarily severance and benefit costs for Fiscal 2024.

  - Unmitigated tariff costs – unmitigated incremental product costs, net of the impact of vendor negotiations, incurred pursuant to International Emergency Economic Powers Act ("IEEPA") tariffs that were subsequently ruled unlawful by the Supreme Court of the United States on February 20, 2026 for Fiscal 2025.

  - Long-lived asset impairment – charges associated with the non-cash write down of certain long-lived assets in Fiscal 2025 and Fiscal 2024.

  - Exit costs – charges associated to exit the kids and footwear lines of business including inventory excess and obsolescence reserves, inventory discounts and operational charges recorded in Fiscal 2025 and Fiscal 2024, respectively, in conjunction with our licensing arrangements commencing in Fiscal 2024.

  - Loss (gain) on disposal of property and equipment – disposal of property and equipment in Fiscal 2025 and Fiscal 2024.

The following table sets forth, for the periods indicated, selected income statement data, both in dollars and as a percentage of Net revenue and a reconciliation of Net income to Adjusted EBITDA:

(in thousands)	Fiscal 2025		Fiscal 2024	
Net income	$ 5,508	0.4%	$ 6,233	0.5%
Income tax expense	2,243	0.2%	4,263	0.3%
Interest expense	36,717	2.8%	40,439	3.0%
Other (income) expense, net	(203)	(0.0)%	22	0.0%
Operating income	44,265	3.3%	50,957	3.7%
Depreciation and amortization	30,169	2.3%	33,772	2.5%
Corporate restructuring and other	13,888	1.0%	5,558	0.4%
Unmitigated tariff costs	13,000	1.0%	—	—
Long-lived asset impairment	683	0.1%	3,818	0.3%
Exit costs	257	0.0%	927	0.1%
Loss (gain) on disposal of property and equipment	16	0.0%	(2,433)	(0.2)%
Adjusted EBITDA	$ 102,278	7.7%	$ 92,599	6.8%

In assessing the operational performance of our business, we consider a variety of financial measures. We operate in six separate distribution channels for revenue reporting purposes: U.S. eCommerce, Europe eCommerce, Outfitters, Third Party, Licensing and Retail. A key measure in the evaluation of our business is revenue performance by distribution channel as well as consolidated Gross margin. We manage and assess the performance of each of our operating segments using variable profit, which is defined as Net revenue minus cost of sales and variable selling expenses. This segment measure excludes fixed personnel costs, incentive compensation, office occupancy, information technology, professional fees and depreciation and amortization. See Note 13, *Segment Reporting* for more information regarding variable profit, which is a non-GAAP measure, as well as a reconciliation of variable profit to Income (loss) before income taxes.

We use Net revenue to evaluate revenue performance for the U.S. eCommerce, Europe eCommerce, Outfitters, Third Party, Retail and Licensing distribution channels. We currently use GMV, which equals total order value of all Lands' End branded merchandise sold to customers through business-to-consumer and business-to-business channels, as well as the estimated retail value of the merchandise sold through third party distribution channels, as an important indicator of the performance of the comparable growth of the total brand.

Discussion and Analysis

Fiscal 2025 Compared to Fiscal 2024

Gross Merchandise Value

Gross Merchandise Value ("GMV") increased low-single digits compared to Fiscal 2024.

Net Revenue

Total Net revenue was $1.34 billion in Fiscal 2025, a decrease of $27.8 million or 2.0% from $1.36 billion in Fiscal 2024.

U.S. Digital Segment Net revenue was $1.16 billion in Fiscal 2025, an increase of $8.3 million or 0.7% from $1.15 billion in Fiscal 2024.

U.S. eCommerce Net revenue was $829.8 million for Fiscal 2025, a decrease of $13.0 million or 1.5% from $842.8 million in Fiscal 2024. Fiscal 2025 benefited from strong performance in our key product franchises, resulting in gross margin expansion and partially offsetting the overall decrease. The decline primarily reflects the transition of certain products to a licensing model.

Outfitters Net revenue was $241.8 million for Fiscal 2025, an increase of $13.6 million or 6.0% from $228.2 million in Fiscal 2024. The school uniform channel increased primarily due to a strong back-to-school season driven by an influx of new customers. The business uniform channel slightly increased due to strength in select enterprise accounts.

Third Party Net revenue was $91.2 million for Fiscal 2025, an increase of $7.7 million or 9.2%, from $83.5 million in Fiscal 2024. The increase was primarily due to curated product assortments across all marketplaces.

Europe eCommerce Net revenue was $90.2 million in Fiscal 2025, a decrease of $12.9 million or 12.5% from $103.1 million in Fiscal 2024. The decrease was primarily driven by new leadership using the first half to relaunch as a more premium brand and continued macroeconomic pressures.

Licensing and Retail Net revenue was $82.2 million in Fiscal 2025, a decrease of $23.2 million or 22.0% from $105.4 million in Fiscal 2024. The decrease reflects the planned transition of certain wholesale accounts to a licensing arrangement in 2024 and the performance of U.S. Company Operated stores partially offset by licensing revenue increasing by over 20%.

Gross Profit

In Fiscal 2025, total Gross profit decreased 0.5% to $650.2 million compared to $653.3 million for Fiscal 2024. Gross margin increased 80 basis points to 48.7% in Fiscal 2025 compared to 47.9% in Fiscal 2024. The gross margin improvement was primarily driven by continued strength across key categories and expansion of the licensing business, partially offset by tariffs. When excluding the impact of the unmitigated IEEPA tariffs of $13.0 million, gross margin would have increased by approximately 180 basis points to 49.7% compared to the prior year.

Selling and Administrative Expenses

Selling and administrative expenses were $561.2 million, or 42.0% of total Net revenue in Fiscal 2025, compared to $561.8 million, or 41.2% of total Net revenue in Fiscal 2024. The approximately 80 basis points increase was driven by deleveraging from lower revenues and higher digital marketing spend focused on new customer acquisition partially offset by operational efficiencies and strong cost controls across the entire business.

Depreciation and Amortization

Depreciation and amortization were $30.2 million in Fiscal 2025, a decrease of $3.6 million or 10.7%, compared to $33.8 million in Fiscal 2024. The decrease in depreciation and amortization is primarily driven by lower software depreciation in Fiscal 2025 as a result of major projects becoming fully depreciated.

Other Operating Expense, Net

Other operating expense, net was $14.6 million in Fiscal 2025 compared to $6.8 million in Fiscal 2024. The increase was primarily driven by expenses related to the strategic alternatives exploration and restructuring costs. See Note 1. *Background and Basis of Presentation*.

Operating Income

As a result of the above factors, Operating income was $44.3 million in Fiscal 2025, compared to $51.0 million in Fiscal 2024.

Interest Expense

Interest expense was $36.7 million in Fiscal 2025, compared to $40.4 million in Fiscal 2024. The $3.7 million decrease was primarily driven by lower ABL Facility interest related to lower average outstanding balances and lower applicable interest rates under the Term Loan Facility.

Other (Income) Expense

Other income was insignificant in both Fiscal 2025 and Fiscal 2024.

Income Tax Expense (Benefit)

Income tax expense of $2.2 million was recorded for Fiscal 2025 which resulted in an effective tax rate of 28.9%. This compared to Income tax expense of $4.3 million in Fiscal 2024 which resulted in an effective tax rate of 40.6%. The Fiscal 2025 tax rate was lower than in Fiscal 2024 primarily due to the release of certain state valuation allowances in Fiscal 2025.

Net Income

As a result of the above factors, Net income was $5.5 million, or diluted earnings per share of $0.18 in Fiscal 2025 compared to Net income of $6.2 million, or diluted earnings per share of $0.20 in Fiscal 2024.

Adjusted Net Income

As a result of the above factors, Adjusted net income was $26.8 million and Adjusted diluted earnings per share was $0.86 in Fiscal 2025 compared to Adjusted net income of $12.6 million and Adjusted diluted net earnings per share of $0.40 in Fiscal 2024, representing an increase of $14.3 million, or $0.46 per diluted share.

Adjusted EBITDA

As a result of the above factors, Adjusted EBITDA was $102.3 million in Fiscal 2025, compared to $92.6 million in Fiscal 2024.

U.S. Digital Segment Results of Operations

Variable Profit

U.S. Digital Segment Variable profit was $269.6 million in Fiscal 2025, an increase of $4.2 million compared to $265.4 million in Fiscal 2024. U.S. Digital Segment Variable profit was 23.2% of U.S. Digital Segment Net revenue in Fiscal 2025, which is an increase of 20 basis points compared to 23.0% of U.S. Digital Segment Net revenue in Fiscal 2024. The increase in variable profit as a percentage of U.S. Digital Segment Net revenue was driven by product solutions and newness across the assortment, improvements in supply chain costs and cost controls across the entire business partially offset by deleverage from lower revenues and channel mix.

Product cost of goods sold was $450.9 million or 38.8% of U.S. Digital Segment Net revenue in Fiscal 2025 compared to $444.1 million or 38.5% of U.S. Digital Segment Net revenue in Fiscal 2024. Shipping cost of goods sold was $155.6 million or 13.4% of U.S. Digital Segment Net revenue in Fiscal 2025 compared to $157.6 million or 13.7% of U.S. Digital Segment Net revenue in Fiscal 2024. The increase in Product and Shipping costs of goods sold as a percentage of U.S. Digital Segment Net revenue was primarily due to tariffs partially offset by improvements in supply chain costs and product assortment mix. Marketing expenses were $188.0 million or 16.2% of U.S. Digital Segment Net revenue in Fiscal 2025 compared to $179.5 million or 15.5% of U.S. Digital Segment Net revenue in Fiscal 2024. The increase in Marketing expenses was primarily due to higher digital spend focused on new customer acquisition.

Liquidity and Capital Resources

Liquidity

Our primary need for liquidity is to fund working capital requirements of our business, capital expenditures, debt service and for general corporate purposes. Our cash and cash equivalents and the ABL Facility serve as sources of liquidity for short-term working capital needs and general corporate purposes. The ABL Facility had no balance outstanding as of January 30, 2026, other than letters of credit. Cash generated from our net revenue and profitability, and to a lesser extent our changes in working capital, are driven by the seasonality of our business, with a significant amount of net revenue and operating cash flows generally occurring in the fourth fiscal quarter of each year. We expect that our cash on hand and cash flows from operations, along with revolving on the ABL Facility, will be adequate to meet our capital requirements and operational needs for at least the next 12 months. In addition, upon closing of the Pending WHP Transaction, we intend to fully repay the Term Loan Facility described below under *Long-Term Debt*.

ABL Facility

Our $225.0 million committed revolving ABL Facility, as amended to date, includes a $35.0 million sublimit for letters of credit and is available for working capital and other general corporate liquidity needs. The amount available to borrow is the lesser of (1) the Aggregate Commitments of $225.0 million or (2) the Borrowing Base or Loan Cap which is calculated from Eligible Inventory, Trade Receivables and Credit Card Receivables, all foregoing capitalized terms not defined herein are as defined in the ABL Facility.

Effective with the Fifth Amendment to the ABL Facility, dated March 28, 2025 (the "Fifth Amendment"), a 0.10% adjustment to the SOFR benchmark interest rate was eliminated and the benchmark rates under the ABL Credit Agreement are, at our election, either: (1) Term SOFR (which is a forward looking term rate based on the secured overnight financing rate), or (2) a Base Rate (which is the greatest of (a) 0% per annum, (b) the federal funds rate plus 0.50%, (c) the one-month Term SOFR rate plus 1.00%, or (d) the Wells Fargo "prime rate"). The borrowing margin for SOFR Rate loans is (i) where the average daily total outstanding for the previous quarter is less than $95.0 million, 1.50%, and (ii) where the average daily total outstanding for the previous quarter is equal to or greater than $95.0 million, 1.75%. For Base Rate loans, the borrowing margin is (i) where the average daily total outstanding for the previous quarter is less than $95.0 million, 0.75%, and (ii) where the average daily total outstanding for the previous quarter is equal to or greater than $95.0 million, 1.00% ("Applicable Borrowing Margin"). The Applicable Borrowing Margin for all loans is based upon the average daily total loans outstanding for the previous quarter. The Fifth Amendment reduced aggregate commitments from $275 million to $225 million, and reduced the letter of credit sublimit from $70 million to $35 million, in line with our lower inventory levels and expected letter of credit capacity, and had no material interest rate impact.

The ABL Facility fees include (i) commitment fees of 0.20% or 0.30% based upon the average daily unused commitment (aggregate commitment less loans and letter of credit outstanding) under the ABL Facility for the preceding fiscal quarter, (ii) customary letter of credit fees and (iii) customary annual agent fees. The Fifth Amendment extended the maturity date of the ABL Facility to the earlier of (a) March 28, 2030 and (b) September 29, 2028 if, on or prior to such date, the Term Loan Facility has not been refinanced, extended or repaid in full in accordance with the terms thereof and not replaced with other indebtedness. Under applicable accounting guidance, certain unamortized debt issuance costs originating from the ABL Facility are deferred and amortized over the extended term of the ABL Facility, and certain unamortized debt issuance costs have been written off.

There was no balance outstanding under the ABL Facility as of January 30, 2026 and January 31, 2025. The balance of outstanding letters of credit was $11.0 million and $10.9 million as of January 30, 2026 and January 31, 2025, respectively. The borrowing availability under the ABL Facility was $122.6 million and $129.3 million as of January 30, 2026 and January 31, 2025, respectively

Long-Term Debt

The Term Loan Facility will mature on December 29, 2028, and amortizes at a rate equal to 1.25% per quarter. Depending upon our Total Leverage Ratio, as defined in the Term Loan Facility, mandatory prepayments in an amount equal to a percentage of our excess cash flows in each fiscal year, ranging from 0% to 75% are required. The Term Loan Facility also has typical prepayment requirements for the proceeds of certain asset sales, casualty events and extraordinary receipts. Voluntary prepayment and certain mandatory prepayments made (i) between December 30, 2025 and December 29, 2026, would result in a prepayment premium equal to 1% of the principal amount of the loan prepaid, (ii) between December 30, 2026 and December 29, 2027, would result in a prepayment premium equal to 0.5% of the principal amount of the loan prepaid and (iii) thereafter no prepayment premium is due.

The interest rates per annum applicable to the loans under the Term Loan Facility are based on a fluctuating rate of interest equal to, at our election, either (1) Term Loan Adjusted SOFR loan (subject to a 2% floor) plus an applicable margin, or (2) an alternative base rate loan plus an applicable margin. The applicable margin is based on our net leverage and will be, (i) for Term Loan Adjusted SOFR loans, 8.25% per annum if the total leverage ratio is greater than or equal to 2.75:1.00, 8.00% per annum if the total leverage ratio is less than 2.75:1.00 but greater than or equal to 2.25:1.00, and 7.75% per annum if the total leverage ratio is less than 2.25:1.00 and (ii) for base rate loans, 7.25% per annum if the total leverage ratio is greater than or equal to 2.75:1.00, 7.00% per annum if the total leverage ratio is less than 2.75:1.00 but greater than or equal to 2.25:1.00, and 6.75% per annum if the total leverage ratio is less than 2.25:1.00. In each case, the net leverage is determined as of the last day of each applicable measurement period.

The Term Loan Facility contains customary agency fees.

Debt Facilities

Guarantees; Security

All obligations under the Debt Facilities are unconditionally guaranteed by Lands' End, Inc. and, subject to certain exceptions, each of its existing and future direct and indirect subsidiaries. The ABL Facility is secured by a first priority security interest in certain working capital of the borrowers and guarantors consisting primarily of accounts receivable and inventory. The Term Loan Facility is also secured by a second priority security interest in the same collateral, with certain exceptions.

The Term Loan Facility is also secured by a first priority security interest in certain property and assets, including certain fixed assets such as real estate, stock of subsidiaries and intellectual property, in each case, subject to certain exceptions. The ABL Facility is also secured by a second priority interest in the same collateral, with certain exceptions.

Representations and Warranties; Covenants

Subject to specified exceptions, the Debt Facilities contain various representations and warranties and restrictive covenants that, among other things, restrict Lands' End, Inc.'s and its subsidiaries' ability to incur indebtedness (including guarantees), grant liens, make investments, make dividends or distributions with respect to capital stock, make prepayments on other indebtedness, engage in mergers or change the nature of their business.

The Term Loan Facility contains financial covenants, including a quarterly maximum total leverage ratio test and a monthly minimum liquidity test.

Under the ABL Facility, if excess availability falls below the greater of 10% of the Loan Cap amount or $12.0 million, we will be required to comply with a minimum fixed charge coverage ratio of 1.0 to 1.0.

The Debt Facilities contain certain affirmative covenants, including reporting requirements such as delivery of financial statements, certificates and notices of certain events, maintaining insurance and providing additional guarantees and collateral in certain circumstances.

As of January 30, 2026, we were in compliance with our financial covenants in the Debt Facilities.

Events of Default

The Debt Facilities include customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross defaults related to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

Cash Flows from Operating Activities

Net cash provided by operating activities was $49.6 million during Fiscal 2025 compared to $53.1 during Fiscal 2024. The decrease in net cash provided by operating activities was primarily due to tariffs, partially offset by operating income.

Cash Flows from Investing Activities

Net cash used in investing activities was $29.2 million and $35.0 million during Fiscal 2025 and Fiscal 2024, respectively. Cash used in investing activities for both years was primarily used for investments to update our digital information technology infrastructure.

Cash Flows from Financing Activities

Net cash used in financing activities was $20.1 million and $26.6 million during Fiscal 2025 and Fiscal 2024, respectively. The decrease in net cash used in financing activities is primarily due to improved inventory productivity and lower share repurchases.

Contractual Obligations and Off-Balance-Sheet Arrangements

We have no material off-balance-sheet arrangements other than the guarantees and contractual obligations that are discussed below.

Information concerning our obligations and commitments to make future payments under contracts such as lease agreements and other contingent commitments, as of January 30, 2026, is aggregated in the following table:

		Payments Due by Period			
(in thousands)	Total	1 Year or less	2-3 Years	4-5 Years	After 5 years
Operating leases [1]	$ 21,518	$ 5,517	$ 9,796	$ 4,943	$ 1,262
Principal payments on long-term debt	234,000	13,000	221,000	—	—
Interest on Term Loan Facility and ABL Facility fees	79,251	28,709	50,542	—	—
Purchase obligations [2]	182,804	182,804	—	—	—
Total contractual obligations	$ 517,573	$ 230,030	$ 281,338	$ 4,943	$ 1,262

[1] Operating lease obligations consist primarily of future minimum lease commitments related to our operating leases (refer to Note 4, *Leases*, of the Consolidated Financial Statements for further details).

[2] Purchase obligations primarily represent open purchase orders for inventory.

Financial Instruments with Off-Balance-Sheet Risk

The ABL Facility is available for working capital and other general corporate liquidity needs. There was no balance outstanding as of January 30, 2026 and January 31, 2025. The balance of outstanding letters of credit was $11.0 million and $10.9 million as of January 30, 2026 and January 31, 2025, respectively.

Application of Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in accordance with GAAP, which requires management to make estimates and judgments that affect amounts reported in the Consolidated Financial Statements and accompanying notes. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from our estimates and assumptions. Our estimation processes contain uncertainties because they require management to make assumptions and apply judgment to make these estimates. Should actual results be different than our estimates, we could be exposed to gains or losses from differences that may be material.

Inventory Valuation

Our inventories consist of merchandise purchased for resale. The nature of our business requires that we make a significant amount of our merchandising decisions and corresponding inventory purchase commitments with vendors several months in advance of the time in which a particular merchandise item is intended to be included in the merchandise offerings. These decisions and commitments are based upon, among other possible considerations, historical sales with identical or similar merchandise, our understanding of then-prevailing trends and influences, and an assessment of likely economic conditions and various competitive factors.

For financial reporting and tax purposes, our United States inventory, primarily merchandise held for sale, is accounted for using the last-in, first-out ("LIFO") method, with these inventories valued at the lower of LIFO cost or market. We account for our non-United States inventory on the first-in, first-out ("FIFO") method, which is valued at the lower of cost or net realizable value. The United States inventory accounted for using the LIFO method as of percentage of the total inventory was 89% and 93% at January 30, 2026 and January 31, 2025, respectively.

We continually make assessments as to whether the carrying cost of inventory exceeds its market value and, if so, by what dollar amount. Excess inventories may be disposed of through our normal course of business. Based on historical results experienced through various methods of disposition, we will write down the carrying value of inventories that are not expected to be sold at or above cost. The excess and obsolete reserve balances were $7.3 million and $11.7 million as of January 30, 2026, and January 31, 2025, respectively. The decrease in the excess and obsolete reserve balance is primarily due to reduction in kids and footwear inventory in conjunction with our licensing arrangements. For the inventory marked down to net realizable value, a one percentage point increase in our assumed recovery rates at January 30, 2026, would have had an immaterial impact on our Consolidated Financial Statements.

Indefinite-lived Intangible Asset Impairment Assessments

Our indefinite-lived intangible asset is the Lands' End trade name. The indefinite-lived trade name intangible asset is tested separately for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment assessments contain multiple uncertainties because the calculation requires management to make assumptions and to apply judgment to estimate future cash flows and asset fair values. If actual results fall short of our estimates and assumptions used in estimating future cash flows and asset fair values, we may incur future impairment charges that could be material.

We review the trade name for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value may not be recoverable. For Fiscal 2025, we performed a qualitative impairment assessment. The qualitative impairment assessment involves three steps: (1) identify relevant inputs and assumptions that affect fair value, (2) identify relevant events and circumstances that may have an impact on those inputs and assumptions and (3) evaluate, both individually and in the aggregate, the impact of events and circumstances on the inputs and assumptions related to determining whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. For Fiscal 2024 and Fiscal 2023, the fair value of the trade name indefinite-lived intangible asset was estimated using the relief from royalty method. The relief from royalty method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. The relief from royalty method involves two steps: (1) estimation of reasonable royalty rates for the assets and (2) the application of these royalty rates to a forecasted net revenue stream and discounting the resulting cash flows to determine a present value. We multiplied the selected royalty rate by the forecasted net revenue stream to calculate the cost savings (relief from royalty payment) associated with the asset. The cash flows are then discounted to present value using the selected discount rate and compared to the carrying value of the asset.

In Fiscal 2025, Fiscal 2024 and Fiscal 2023, we tested the indefinite-lived intangible asset for impairment. In Fiscal 2025, we concluded that it was not more likely than not that the fair value was below the carrying value. In

Fiscal 2024, the fair value was substantially in excess of the carrying value. In Fiscal 2023, fair value exceeded the carrying value by less than 15%. As such, no trade name impairment charges were recorded in any of the periods presented.

Provision for Income Taxes

We record a valuation allowance against our deferred tax assets when it is more likely than not that some portion or all of such deferred tax assets will not be realized. In determining the need for a valuation allowance, management is required to make assumptions and to apply judgment, including forecasting future income, taxable income and the mix of income or losses in the jurisdictions in which we operate. Our effective tax rate in a given financial statement period may also be materially impacted by changes in the mix and level of income or losses, changes in the expected outcome of audits, or changes in the deferred tax valuation allowance.

At any point in time, many tax years are subject to or in the process of being audited by various taxing authorities. To the extent our estimates of settlements change, or the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. Our income tax expense includes changes in our estimated liability for exposures associated with our various tax filing positions. Determining the income tax expense for these potential assessments requires management to make assumptions that are subject to factors such as proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations, and resolution of tax audits. We performed an evaluation over our deferred tax assets and determined that a valuation allowance is considered necessary. See Note 11, *Income Taxes,* for further details on the valuation allowance.

We believe the judgments and estimates discussed above are reasonable. However, if actual results fall short of our estimates or assumptions, we may be exposed to losses or gains that could be material.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements. Forward-looking statements reflect our current views with respect to, among other things, future events and performance. These statements may discuss, among other things, the Pending WHP Transaction, our net sales, gross merchandise value (GMV), gross margin, operating expenses, operating income, net income, adjusted net income, Adjusted EBITDA, cash flow, financial condition, financings, impairments, expenditures, growth, strategies, plans, achievements, dividends, capital structure, organizational structure, future store openings, market opportunities and general market and industry conditions. We generally identify forward-looking statements by words such as "anticipate," "estimate," "expect," "intend," "project," "plan," "predict," "believe," "seek," "continue," "outlook," "may," "might," "will," "should," "can have," "likely," "targeting" or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management's underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. These risks and uncertainties include those set forth under Item 1A, *Risk Factors*, in this Annual Report on Form 10-K. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws and regulations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

The Company's international subsidiaries operate with functional currencies other than the U.S. dollar. Since the Company's Consolidated Financial Statements are presented in U.S. dollars, the Company must translate all components of these financial statements from the functional currencies into U.S. dollars at exchange rates in effect during or at the end of the reporting period. Net revenue generated from the Europe eCommerce distribution channel represented 6.8% of our total net revenue in Fiscal 2025. The fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of net revenues, expenses, assets and liabilities. Assuming a 10% change in foreign currency exchange rates, Fiscal 2025 net revenue would have increased or decreased by approximately $9.0 million. Translation gains or losses, which are recorded in other comprehensive income or loss, result from translation of the assets and liabilities of our international subsidiaries into U.S. dollars. Foreign currency translation gains, net, for Fiscal 2025 totaled approximately $0.1 million related to our international subsidiaries in United Kingdom and Germany. Additionally, the Company has foreign currency denominated intercompany receivables and payables that when settled result in a transaction gain or loss. A 10% change in foreign currency exchanges rates would not result in a significant transaction gain or loss in earnings. The Company does not utilize financial instruments for trading purposes or hedging and have not used any derivative financial instruments to limit foreign currency exchange rate exposures. The Company does not consider our foreign earnings to be permanently reinvested.

As of January 30, 2026, the Company had $9.1 million of cash and cash equivalents denominated in foreign currency, principally in British pound sterling, euro and Hong Kong dollar.

Interest Rate Risk

The Company is subject to interest rate risk with the Term Loan Facility and the ABL Facility, as both require the Company to pay interest on outstanding borrowings at variable rates. Each one percentage point change in interest rates (above the 2% SOFR floor) associated with the Term Loan Facility would result in a $2.3 million change in our annual cash interest expenses. Assuming our ABL Facility was fully drawn to a principal amount equal to $225.0 million, each one percentage point change in interest rates would result in a $2.3 million change in our annual cash interest expense.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Lands' End, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Lands' End, Inc. and subsidiaries (the "Company") as of January 30, 2026 and January 31, 2025, the related consolidated statements of operations, comprehensive operations, cash flows, and changes in stockholders' equity, for each of the three fiscal years in the period ended January 30, 2026, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of January 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 30, 2026 and January 31, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 2026, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories – Refer to Note 2 of the Financial Statements

Critical Audit Matter Description

The Company values its United States inventory, primarily merchandise held for sale, using the last-in, first-out ("LIFO") method, with these inventories valued at the lower of LIFO cost or market. The Company regularly reviews inventories and records a reserve for excess and obsolete inventory to reduce the carrying value to the lower of LIFO cost or market. Recording the reserve requires management to make assumptions and apply judgement related to liquidation and disposal of identified inventory.

Given the judgments made by management to estimate the reserves for excess and obsolete inventory, auditing the reserve involved a higher degree of auditor judgment and the involvement of more senior members of the engagement team in executing, supervising, and reviewing the results of the procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the reserves for excess and obsolete United States inventory included the following, among others:

- We tested the effectiveness of controls over the review of excess and obsolete inventory and the required reserve to value inventory at the lower of cost or market.

- We evaluated the appropriateness and consistency of management's methods and assumptions used in developing its estimate of the inventory reserve calculation.

- We have tested the completeness and accuracy of certain inputs supporting management's reserve, including the age of its inventory, historical margins, and sell through rates.

- We compared actual inventory sold below cost in the current fiscal year to the reserve estimated by the Company in the prior fiscal year to evaluate management's ability to accurately estimate the reserve.

- We tested the mathematical accuracy of the Company's reserve calculation.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 26, 2026

We have served as the Company's auditor since 2024.

LANDS' END, INC.
Consolidated Statements of Operations
for Fiscal Years Ended January 30, 2026, January 31, 2025 and February 2, 2024

(in thousands except per share data)	2025	2024	2023
REVENUES			
Net revenue	$ 1,335,146	$ 1,362,935	$ 1,472,508
Cost of sales (excluding depreciation and amortization)	684,976	709,590	846,981
Gross profit	650,170	653,345	625,527
Selling and administrative	561,153	561,804	550,211
Depreciation and amortization	30,169	33,772	38,465
Goodwill impairment	-	-	106,700
Other operating expense, net	14,583	6,812	7,666
Total costs and expenses	605,905	602,388	703,042
Operating income (loss)	44,265	50,957	(77,515)
Interest expense	36,717	40,439	48,291
Loss on extinguishment of debt	-	-	6,666
Other (income) expense, net	(203)	22	(655)
Income (loss) before income taxes	7,751	10,496	(131,817)
Income tax expense (benefit)	2,243	4,263	(1,133)
NET INCOME (LOSS)	$ 5,508	$ 6,233	$ (130,684)
NET EARNINGS (LOSS) PER COMMON SHARE ATTRIBUTABLE TO STOCKHOLDERS			
Basic:	$ 0.18	$ 0.20	$ (4.09)
Diluted:	$ 0.18	$ 0.20	$ (4.09)
Basic weighted average common shares outstanding	30,675	31,213	31,970
Diluted weighted average common shares outstanding	31,033	31,664	31,970

See accompanying Notes to Consolidated Financial Statements.

LANDS' END, INC.
Consolidated Statements of Comprehensive Operations
for Fiscal Years Ended January 30, 2026, January 31, 2025 and February 2, 2024

(in thousands)		2025		2024		2023
NET INCOME (LOSS)	$	5,508	$	6,233	$	(130,684)
Other comprehensive income (loss), net of tax						
Foreign currency translation gain (loss)		79		(600)		1,307
Reclassification of foreign currency translation gain to income		-		-		(354)
COMPREHENSIVE INCOME (LOSS)	$	5,587	$	5,633	$	(129,731)

See accompanying Notes to Consolidated Financial Statements.

LANDS' END, INC.
Consolidated Balance Sheets

(in thousands except per share data)	January 30, 2026	January 31, 2025
ASSETS		
Current assets		
Cash and cash equivalents	$ 17,694	$ 16,180
Restricted cash	589	2,632
Accounts receivable, net	41,265	47,839
Inventories	268,803	265,132
Prepaid expenses	27,856	33,258
Other current assets	4,798	5,439
Total current assets	361,005	370,480
Property and equipment, net	115,701	115,618
Operating lease right-of-use asset	15,680	20,373
Intangible asset, net	-	257,000
Asset held for sale	257,000	-
Other assets	1,680	2,010
TOTAL ASSETS	$ 751,066	$ 765,481
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 13,000	$ 13,000
Accounts payable	115,436	111,353
Lease liability – current	4,434	4,534
Accrued expenses and other current liabilities	91,068	98,736
Total current liabilities	223,938	227,623
Long-term debt, net	214,211	224,888
Lease liability – long-term	14,264	20,007
Deferred tax liabilities	52,392	51,450
Other liabilities	1,966	2,291
TOTAL LIABILITIES	506,771	526,259
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01 - authorized: 480,000 shares; issued and outstanding: 30,575 and 30,843, respectively	306	309
Additional paid-in capital	349,429	349,940
Accumulated deficit	(88,850)	(94,358)
Accumulated other comprehensive loss	(16,590)	(16,669)
TOTAL STOCKHOLDERS' EQUITY	244,295	239,222
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 751,066	$ 765,481

See accompanying Notes to Consolidated Financial Statements.

LANDS' END, INC.
Consolidated Statements of Cash Flows
for Fiscal Years Ended January 30, 2026, January 31, 2025 and February 2, 2024

(in thousands)	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 5,508	$ 6,233	$ (130,684)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	30,169	33,772	38,465
Amortization of debt issuance costs	2,798	2,716	2,716
Loss (gain) on disposal of property and equipment	16	(2,433)	93
Stock-based compensation	5,477	4,873	3,827
Deferred income taxes	942	3,393	1,813
Goodwill and long-lived asset impairment	683	3,818	106,700
Loss on extinguishment of debt	—	—	6,666
Other	(1,138)	(1,122)	(1,335)
Change in operating assets and liabilities:			
Accounts receivable, net	7,452	(12,830)	9,861
Inventories	(1,299)	36,056	124,459
Accounts payable	2,477	(18,174)	(33,047)
Other operating assets	5,564	7,190	(447)
Other operating liabilities	(9,031)	(10,349)	1,478
Net cash provided by operating activities	49,618	53,143	130,565
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales of property and equipment	52	2,734	7
Purchases of property and equipment	(29,220)	(37,770)	(34,916)
Net cash used in investing activities	(29,168)	(35,036)	(34,909)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings under ABL Facility	109,000	113,000	172,000
Payments of borrowings under ABL Facility	(109,000)	(113,000)	(272,000)
Proceeds from issuance on long-term debt, net of discount	—	—	252,200
Payments on term loan	(13,000)	(13,000)	(244,063)
Payments of debt extinguishment costs	—	—	(2,338)
Payments of debt issuance costs	(1,103)	(724)	(2,735)
Proceeds from exercise of stock options	908	—	—
Payments for taxes and exercise costs related to net share settlement of equity awards	(2,369)	(1,275)	(1,269)
Purchases and retirement of common stock	(4,512)	(11,595)	(11,902)
Net cash used in financing activities	(20,076)	(26,594)	(110,107)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(903)	9	350
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(529)	(8,478)	(14,101)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	18,812	27,290	41,391
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$ 18,283	$ 18,812	$ 27,290
SUPPLEMENTAL CASH FLOW DATA			
Unpaid liability to acquire property and equipment	$ 2,838	$ 1,722	$ 3,853
Income taxes paid, net of refunds	$ (378)	$ (743)	$ 1,108
Interest paid	$ 34,842	$ 37,043	$ 48,099

See accompanying Notes to Consolidated Financial Statements.

LANDS' END, INC.
Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	Common Stock Issued		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance at January 27, 2023	32,626	$ 326	$ 366,181	$ 31,267	$ (17,022)	$ 380,752
Net loss	—	—	—	(130,684)	—	(130,684)
Cumulative translation adjustment, net of tax	—	—		—	953	953
Stock-based compensation expense	—	—	3,827	—	—	3,827
Vesting of restricted shares	449	3	(3)	—	—	—
Common stock withheld related to net share settlement of equity awards	(155)	—	(1,269)	—	—	(1,269)
Purchases and retirement of common stock, including excise taxes	(1,487)	(14)	(11,972)	—	—	(11,986)
Balance at February 2, 2024	31,433	315	356,764	(99,417)	(16,069)	241,593
Net income	—	—	—	6,233	—	6,233
Cumulative translation adjustment, net of tax	—	—		—	(600)	(600)
Stock-based compensation expense	—	—	4,873	—	—	4,873
Vesting of restricted shares	287	1	(1)	—	—	—
Common stock withheld related to net share settlement of equity awards	(103)	—	(1,275)	—	—	(1,275)
Purchases and retirement of common stock, including excise taxes	(774)	(7)	(10,421)	(1,174)	—	(11,602)
Balance at January 31, 2025	30,843	309	349,940	(94,358)	(16,669)	239,222
Net income	—	—	—	5,508	—	5,508
Cumulative translation adjustment, net of tax	—	—		—	79	79
Stock-based compensation expense	—	—	5,477	—	—	5,477
Exercise of stock options	84	—	908	—	—	908
Vesting of restricted shares	309	2	(2)	—	—	—
Common stock withheld related to net share settlement of equity awards	(171)	—	(2,369)	—	—	(2,369)
Purchases and retirement of common stock, including excise taxes	(490)	(5)	(4,525)	—	—	(4,530)
Balance at January 30, 2026	30,575	$ 306	$ 349,429	$ (88,850)	$ (16,590)	$ 244,295

See accompanying Notes to Consolidated Financial Statements.

LANDS' END, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION

Description of Business

Lands' End, Inc. ("Lands' End" or the "Company") is a leading digital retailer of solution-based apparel, swimwear, outerwear, accessories, footwear, home products and uniforms. Lands' End offers products online at www.landsend.com, through third-party distribution channels and Company Operated stores. The Company also offers products to businesses and schools, for their employees and students, through the Outfitters distribution channel.

Terms that are commonly used in the Company's Notes to the Consolidated Financial Statements are defined as follows:

- *ABL Facility – Asset-based senior secured credit agreement, providing for a revolving facility, dated as of November 16, 2017, with Wells Fargo Bank, N.A. and certain other lenders, as amended to date*

- *ASC – Financial Accounting Standards Board Accounting Standards Codification, which serves as the source for authoritative GAAP, as supplemented by rules and interpretive releases by the SEC which are also sources of authoritative GAAP for SEC registrants*

- *Company Operated stores – Lands' End retail stores in the Retail distribution channel*

- *Debt Facilities – Collectively, the Term Loan Facility and ABL Facility*

- *Deferred Awards – Time vesting stock awards*

- *EPS – Earnings per share*

- *FASB – Financial Accounting Standards Board*

- *First Quarter 2024 – The 13 weeks ended May 3, 2024*

- *First Quarter 2026 – The 13 weeks ending May 1, 2026*

- *Fiscal 2025 – The 52 weeks ended January 30, 2026*

- *Fiscal 2024 – The 52 weeks ended January 31, 2025*

- *Fiscal 2023 – The 53 weeks ended February 2, 2024*

- *Fiscal 2022 – The 52 weeks ended January 27, 2023*

- *GAAP – Accounting principles generally accepted in the United States*

- *Option Awards – Stock option awards*

- *Performance Awards – Performance-based stock awards*

- *SEC – United States Securities and Exchange Commission*

- *Second Quarter 2024 – The 13 weeks ended August 2, 2024*

- *SOFR – Secured Overnight Funding Rate*

- *Target Shares – Number of restricted stock units awarded to a recipient which reflects the number of shares to be delivered based on achievement of target performance goals*

- *Term Loan Adjusted SOFR – SOFR plus adjustments of either (a) 0.11448% for a one-month interest period, (b) 0.26161% for a three-month interest period, or (c) 0.42826% for a six-month interest period*

- *Term Loan Facility – Term loan credit agreement, dated as of December 29, 2023, among the Company, Blue Torch Capital, as Administrative Agent and Collateral Agent, and the lenders party thereto*

Basis of Presentation

The Consolidated Financial Statements include the accounts of Lands' End, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

The accompanying Consolidated Financial Statements have been prepared in accordance with GAAP. In the opinion of management, all material adjustments of a normal and recurring nature necessary for a fair presentation of the results have been reflected for the periods presented. Dollar amounts are reported in thousands, except per share data, unless otherwise noted.

Macroeconomic Challenges

Macroeconomic issues which impact consumer discretionary spending, such as realized inflation-based price increases and high interest rates have continued to have an impact on the Company's business. Apparel purchases historically have been influenced by domestic and global economic conditions, which may negatively impact customer demand and may require higher levels of promotion in order to attract and retain customers. Additionally, the variable interest rates associated with the Company's Debt Facilities are negatively affected by higher interest rate environments. Macroeconomic challenges may lead to increased cost of raw materials, packaging materials, labor, energy, fuel, debt and other inputs necessary for the production and distribution of the Company's products. Moreover, uncertainty with respect to trade policy and tariffs, including increased tariffs applicable to countries where the Company's vendors manufacture Lands' End product, may result in an increase in the cost of the Company's products.

In addition, conflict‑related disruptions in global energy markets and shipping lanes in early 2026 have contributed to heightened volatility in crude oil and refined‑product prices and interruptions to certain maritime routes, which may result in higher freight and delivery costs, carrier surcharges, longer transit times, and inventory delays.

Restructuring and Other Costs

During Fiscal 2025 the Company incurred ongoing costs related to exploring strategic alternatives for the Company to maximize shareholder value and has included those costs as part of restructuring and other. Additionally, the Company reduced approximately 6% of its corporate office positions and incurred restructuring charges, primarily severance and benefit and other costs related to cost optimization of business operations. During Fiscal 2024 and Fiscal 2023, the Company reduced approximately 10% of its corporate office positions and incurred restructuring charges, primarily severance and benefit and other related costs. The reductions in the corporate office positions were made to better align with the evolving needs of the business and to invest in key growth areas.

The following table summarizes the restructuring costs recognized in Other operating expense, net in the Consolidated Statement of Operations for Fiscal 2025, Fiscal 2024 and Fiscal 2023:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Employee severance and benefit costs	$ 3,062	$ 4,291	$ 5,088
Strategic alternatives and other costs	10,826	1,267	2,217
Total restructuring and other	$ 13,888	$ 5,558	$ 7,305

Included in Accrued expenses and other current liabilities in the Consolidated Balance Sheets are approximately $6.0 million of strategic alternatives and other costs and $0.1 million of employee severance and benefit costs as of January 30, 2026 and approximately $2.0 million of employee severance and benefit costs as of January 31, 2025 yet to be paid.

Lands' End Japan Closure

During Fiscal 2022, the Board of Directors approved a plan to wind down and cease operations of Lands' End Japan KK. Lands' End Japan KK represents the Japan eCommerce operating segment. The Company recorded closing costs for employee severance and benefit costs, early termination and restoration costs of lease facilities and contract cancellation and other costs. The final liquidation occurred in First Quarter 2024.

The Company incurred no closing costs in Fiscal 2025 and 2024 and approximately $0.3 million during Fiscal 2023 recorded in Other operating expense, net in the Consolidated Statements of Operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year end is on the Friday preceding the Saturday closest to January 31 each year. The fiscal periods in this report are presented as follows, unless the context otherwise requires:

Fiscal Year	Ended	Weeks
2025	January 30, 2026	52
2024	January 31, 2025	52
2023	February 2, 2024	53

Seasonality

The Company's operations have historically been seasonal, with a disproportionate amount of net revenue occurring in the fourth fiscal quarter, reflecting increased customer demand during the year-end holiday selling season. The impact of seasonality on results of operations is more pronounced since the level of certain fixed costs, such as occupancy and overhead expenses, do not vary with sales. The Company's results of operations also may fluctuate based upon such factors as the timing of certain holiday season dates and promotions, the amount of net revenue contributed by new and existing stores, the timing and level of markdowns, competitive factors, weather and general economic conditions.

Working capital requirements typically increase during the second and third quarters of the fiscal year as inventory builds to support peak selling periods and, accordingly, typically decrease during the fourth quarter of the fiscal year as inventory is sold. Cash provided by operating activities is typically higher in the fourth quarter of the fiscal year due to reduced working capital requirements during that period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reportable amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates inherent in the preparation of the consolidated financial statements include timing of revenue recognition, estimated merchandise returns, inventory valuation, impairment assessments for goodwill, indefinite-lived intangible assets and long-lived assets and income taxes. Actual results could differ from those estimates made by management, which could have a material impact on the Company's financial position or results of operations.

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid temporary instruments purchased with original maturities of three months or less. It also includes deposits in-transit from banks for payments related to third-party credit card and debit card transactions. The Company maintains a portion of its cash in Federal Deposit Insurance Corporation ("FDIC") insured bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced any losses in such accounts. The Company does not believe, based on the size and strength of the banking institutions used, it is exposed to any significant credit risks in cash.

Restricted cash

The Company classifies cash balances pledged as collateral as Restricted cash on the Consolidated Balance Sheets.

Allowance for Credit Losses

The Company provides an allowance for credit losses based on historical loss experience, collection experience, delinquency trends, economic conditions and specific identification. The Accounts receivable balance on the Consolidated Balance Sheets is presented net of the Company's allowance for credit losses and is comprised of various customer-related accounts receivable.

Changes in the balance of the allowance for credit losses are as follows:

(in thousands)	Fiscal 2025		Fiscal 2024	
Beginning balance	$	471	$	650
Provision		—		177
Write-offs		(107)		(356)
Ending balance	$	364	$	471

Inventory

Inventories primarily consist of merchandise purchased for resale. For financial reporting and tax purposes, the Company's United States inventory, primarily merchandise held for sale, is stated at the lower of last-in, first-out ("LIFO") cost or market. The Company accounts for its non-United States inventory on the first-in, first-out ("FIFO") method, which is stated at the lower of cost or net realizable value. The United States inventory accounted for using the LIFO method was 89% and 93% of total inventory as of January 30, 2026 and January 31, 2025, respectively. If the FIFO method of accounting for inventory had been used, the effect on inventory would have been an increase of $0.6 million and $0.5 million as of January 30, 2026 and January 31, 2025, respectively.

The Company maintains a reserve for excess and obsolete inventory. The reserve is calculated based on historical experience related to liquidation and disposal of identified inventory. The excess and obsolescence reserve balances were $7.3 million and $11.7 million as of January 30, 2026 and January 31, 2025, respectively.

Deferred Catalog Costs and Marketing

Costs incurred for direct response marketing consist primarily of catalog production and mailing costs that are generally amortized within two months from the date catalogs are mailed. Unamortized marketing costs reported as prepaid assets were $7.7 million and $10.1 million as of January 30, 2026 and January 31, 2025, respectively. The Company expenses the costs of marketing for website, magazine, newspaper, radio and other general media when the marketing takes place. Marketing expenses, including catalog costs amortization, digital-related costs and other print media were $219.1 million, $207.6 million and $200.5 million for Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively. These costs are included within Selling and administrative expenses in the accompanying Consolidated Statements of Operations.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Additions and substantial improvements are capitalized and include expenditures that materially extend the useful lives of existing facilities and equipment. Maintenance and repairs that do not materially improve or extend the lives of the respective assets are expensed as incurred. Internal and external costs directly related to the development of internal-use software during the application development stage, including costs incurred for third-party contractors and employee compensation, are capitalized. As of the balance sheet dates, Property and equipment, net consisted of the following:

(in thousands)	Asset Lives (years)	January 30, 2026	January 31, 2025
Land	—	$ 3,364	$ 3,328
Buildings and improvements	15-30	107,174	102,472
Furniture, fixtures and equipment	3-10	70,545	70,199
Computer hardware and software	3-10	264,645	274,299
Leasehold improvements	3-7	10,329	11,737
Construction in progress		41,631	25,972
Gross property and equipment		497,688	488,007
Less: Accumulated depreciation		(381,987)	(372,389)
Total property and equipment, net		$ 115,701	$ 115,618

As of both January 30, 2026 and January 31, 2025, construction in progress relates primarily to technological investments.

Depreciation expense is recorded over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are depreciated over the shorter of the associated lease term or the estimated useful life of the asset. Depreciation expense was $30.2 million, $33.8 million and $38.5 million for Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively.

Leases

The Company is a lessee under various lease agreements for its Company Operated store locations and certain international distribution and office facilities. All leases are classified as operating leases. The Company's leases have remaining lease terms ranging from less than one year up to six years with renewal options. The lease term is defined as the noncancelable portion of the lease term plus any periods covered by an option to extend the lease, if it is reasonably certain that the option will be exercised.

The determination of whether an arrangement contains a lease and the classification of a lease, if applicable, is made at lease inception. Lease commencement is the date in which the lessor provides the Company access to, and the right to control, the identified asset. At lease commencement, the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the future minimum lease payments. Minimum lease payments include the fixed lease component of the agreement, as well as any variable rate payments that depend on an index, initially measured using the index at the lease commencement date. The right-of-use asset is recorded at the amount of the lease liability, increased for prepaid lease and initial direct costs paid and reduced by any lease incentives.

The Company has elected the practical expedient of not recognizing a right-of-use asset or lease liability for short-term leases, which are leases with a term of twelve months or less. Lease payments on short-term leases are expensed as incurred. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to combine lease and non-lease components. The Company does not have any leases with residual value guarantees or restrictions or covenants imposed by the lease.

Due to the absence of an implicit rate in the Company's lease agreements, the Company estimates its incremental borrowing rate at lease commencement in determining the present value of lease payments for each lease based on the lease term, lease currency and the Company's credit spread. The yield curve selected at the lease commencement date represents one notch above the Company's unsecured credit rating, and therefore is considered a close proxy for the incremental borrowing rate the Company would incur for secured debt.

In addition to rent payments, the lease agreements contain payments for real estate taxes, insurance, common area maintenance and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include such costs as a lease component.

The Company's leases are classified as operating leases, which are included in the Operating lease right-of-use asset, Lease liability – current and Lease liability – long-term on the Company's Consolidated Balance Sheets. Lease expense is recognized on a straight-line basis over the lease term and is included in Selling and administrative expense in the Consolidated Statements of Operations. See Note 4, *Leases*.

Long-lived Asset Impairment Analysis

Property and equipment are subject to a review for impairment if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In accordance with ASC 360, *Property, Plant and Equipment* ("ASC 360") the Company reviewed the long-lived asset groups for impairment as of January 30, 2026 and January 31, 2025.

During Second Quarter 2024, the Company considered management's decision to replace the existing information technology infrastructure with an enterprise resource planning ("ERP") software system within the next 18 to 24 months to be a triggering event. The Company determined that certain long-lived assets, primarily capitalized internal-use software projects and computer software, would no longer be utilized or have future benefit with the planned ERP platform and recognized impairment in the amount of $0.4 million and $3.8 million for Fiscal 2025 and Fiscal 2024, respectively, recorded in Other operating expense, net in the Consolidated Statements of Operations.

The Company Operated store long-lived asset groups, including Operating right-of-use assets, are regularly reviewed for impairment indicators when the Company Operated store meets Same Store Sales status. A Company Operated store is included in U.S. Same Store Sales calculations when it has been open for at least 14 months. Impairment is assessed at the individual store level which is the lowest level of identifiable cash flows and considers the estimated undiscounted cash flows over the asset's remaining life. If estimated undiscounted cash flows are insufficient to recover the investment, an impairment loss is recognized equal to the difference between the estimated fair value of the asset and its carrying value, net of salvage, and any costs of disposition. The fair value estimate is generally the discounted amount of estimated store-specific cash flows. During Fiscal 2025, the Company recognized impairment in the amount of $0.3 million. During Fiscal 2024 and Fiscal 2023, the Company recognized no impairment for right-of-use assets and property and equipment of Company Operated store locations.

Goodwill and Indefinite-lived Intangible Asset Impairment Assessments

Goodwill and the indefinite-lived trade name intangible asset are tested separately for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment assessments contain multiple uncertainties because the calculation requires management to make assumptions and to apply judgment to estimate future cash flows and asset fair values. If actual results fall short of the Company's estimates and assumptions used in estimating future cash flows and asset fair values, the Company may incur future impairment charges that could be material.

Goodwill impairment assessments

In Fiscal 2023, in connection with the preparation of the financial statements for the quarter ended October 27, 2023, the Company considered the decline in the Company's stock price and market capitalization, as well as the then current market and macroeconomic conditions, to be a triggering event for the U.S. eCommerce and Outfitters reporting units and therefore completed an interim test for impairment of goodwill for these reporting units as of October 27, 2023. The Company tested goodwill for impairment using a one-step quantitative test. The quantitative test compared the reporting unit's fair value to its carrying value. An impairment was recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill. The Company estimated fair value of its reporting units using a discounted cash flow model, commonly referred to as the income approach. The income approach used a reporting unit's projection of estimated operating results and cash flows that was discounted using a weighted-average cost of capital that reflected then current market conditions appropriate to the Company's reporting unit. The discounted cash flow model used management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, costs and estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions included terminal value growth rates, weighted average cost of capital and changes in future working capital requirements.

The testing resulted in goodwill impairment of the remaining $70.4 million and $36.3 million of goodwill allocated to the Company's U.S. eCommerce and Outfitters reporting units, respectively.

Indefinite-lived intangible asset impairment assessments

The Company's indefinite-lived intangible asset is the Lands' End trade name. The Company reviews the trade name for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value may not be recoverable. For Fiscal 2025, the Company performed a qualitative impairment assessment. The qualitative impairment assessment involves three steps: (1) identify relevant inputs and assumptions that affect fair value, (2) identify relevant events and circumstances that may have an impact on those inputs and assumptions and (3) evaluate, both individually and in the aggregate, the impact of events and circumstances on the inputs and assumptions related to determining whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. For Fiscal 2024 and Fiscal 2023, the fair value of the trade name indefinite-lived intangible asset was estimated using the relief from royalty method. The relief from royalty method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. The relief from royalty method involves two steps: (1) estimation of reasonable royalty rates for the assets and (2) the application of these royalty rates to a forecasted net revenue stream and discounting the resulting cash flows to determine a present value. The Company multiplied the selected royalty rate by the forecasted net revenue stream to calculate the cost savings (relief from royalty payment) associated with the asset. The cash flows are then discounted to present value using the selected discount rate and compared to the carrying value of the asset.

There was no impairment of the trade name during any period presented.

Financial Instruments with Off-Balance-Sheet Risk

The $225.0 million ABL Facility includes a $35.0 million sublimit for letters of credit and the maturity date is the earlier of (a) March 28, 2030 and (b) September 29, 2028 if, on or prior to such date, the Term Loan Facility has not been refinanced, extended or repaid in full. The ABL Facility is available for working capital and other general corporate liquidity needs. There was no balance outstanding as of January 30, 2026 and January 31, 2025. The balance of outstanding letters of credit was $11.0 million and $10.9 million on January 30, 2026 and January 31, 2025, respectively.

Fair Value of Financial Instruments

The Company determines the fair value of financial instruments in accordance with accounting standards pertaining to fair value measurements. Such standards define fair value and establish a framework for measuring fair value in accordance with GAAP. Under fair value measurement accounting standards, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The Company reports or discloses the fair value of financial assets and liabilities based on the fair value hierarchy prescribed by accounting standards for fair value measurements, which prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable. Total accounts receivable, net was $41.3 million and $47.8 million as of January 30, 2026 and January 31, 2025, respectively.

Cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses and other current liabilities and revolving long-term borrowings on ABL Facility are reflected in the Consolidated Balance Sheets at cost, which approximates fair value due to the short-term nature of these instruments.

Long-term debt, net is reflected in the Consolidated Balance Sheets at amortized cost. The fair value of debt was determined utilizing Level 3 valuation techniques as of January 30, 2026 and January 31, 2025. See Note 8, *Fair Value Measurements of Financial Assets and Liabilities*.

Foreign Currency Translations and Transactions

The Company translates the assets and liabilities of foreign subsidiaries from their respective functional currencies to United States dollars at the appropriate spot rates as of the balance sheet date. Revenue and expenses of operations are translated to United States dollars using weighted average exchange rates during the year. The foreign subsidiaries use the local currency as their functional currency. The effects of foreign currency translation adjustments are included as a component of Accumulated other comprehensive loss in the accompanying Consolidated Statements of Changes in Stockholders' Equity. Foreign currency translation gains, net, for Fiscal 2025 and Fiscal 2023 total approximately $0.1 million and $1.0 million, respectively. Foreign currency translation losses, net for Fiscal 2024 totaled approximately $0.6 million. The Company recognized a foreign exchange transaction gain of $2.0 million and $1.0 million in Fiscal 2025 and Fiscal 2023, respectively. The Company recognized a foreign exchange transaction loss of $0.4 million in Fiscal 2024. These are recorded in either Cost of sales (excluding depreciation and amortization) or Selling and administrative in the accompanying Consolidated Statements of Operations based on the underlying nature of the transactions giving rise to the gain or loss.

Revenue Recognition

Revenue includes sales of merchandise and delivery revenue related to merchandise sold. Substantially all of the Company's revenue is recognized when control of product passes to customers, which for the U.S. eCommerce, Europe eCommerce, Outfitters and Third Party distribution channels is when the merchandise is received by the customer and for the Retail distribution channel is at the time of sale in the store. The Company recognizes revenue, including shipping and handling fees billed to customers, in the amount expected to be received when control of the Company's products transfers to customers, and is presented net of various forms of promotions, which range from contractually fixed percentage price reductions to sales returns, discounts, and other incentives that may vary in amount. Variable amounts are estimated based on an analysis of historical experience and adjusted as better estimates become available.

The Company generates royalty revenue from licensing the right to use its trademarks to third parties. The licensing agreements generally are exclusive to a product category, selling channel and/or geography, have terms in excess of one year, provide for annual guaranteed minimum royalties and, in most cases, include renewal options. In certain agreements, the licensee pays the Company a fulfillment fee for licensed product sold on the Company's website and fulfilled from the Company's distribution center. The trademark royalty revenue and fulfillment fee are included in Net revenue and reported in the Licensing distribution channel.

In exchange for providing these rights, the license agreements require the licensees to pay the Company a trademark royalty based on net sales as defined in the license agreements. The Company recognizes sales-based royalty revenue (i) when a contractually guaranteed minimum is not expected to be met, the minimum is recognized as revenue on a straight-line basis over the contractual period, or (ii) when the contractually guaranteed minimum is expected to be met, revenue is recognized when the related sales of the licensed product occurs. The fulfillment fee is recognized when control of the product passes to the customers. In certain licensing agreements, the Company agreed to provide marketing activities. The Company receives reimbursement for such services at cost. The amount of these reimbursements are recorded as a reduction of Selling and administrative expenses in the Consolidated Statements of Operations. The amount of these reimbursements was $11.4 million and $9.3 million for Fiscal 2025 and Fiscal 2024, respectively.

The Company excludes from revenue, taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-producing activities.

Contract Liabilities

Contract liabilities consist of payments received in advance of the transfer of control to the customer. As products are delivered and control transfers, the Company recognizes the deferred revenue in Net revenue in the Consolidated Statements of Operations. The following table summarizes the deferred revenue associated with payments received in advance of the transfer of control to the customer reported in Accrued expenses and other current liabilities in the Consolidated Balance Sheets and amounts recognized through Net revenue for each period presented. The majority of deferred revenue as of January 30, 2026 is expected to be recognized in Net revenue in First Quarter 2026, as products are delivered to customers.

(in thousands)	Fiscal 2025	Fiscal 2024
Deferred revenue beginning of period	$ 6,584	$ 4,314
Deferred revenue recognized in period	(6,370)	(4,100)
Revenue deferred in period	2,805	6,370
Deferred revenue end of period	$ 3,019	$ 6,584

Revenue from gift cards is recognized when (i) the gift card is redeemed by the customer for merchandise, or (ii) as gift card breakage, an estimate of gift cards which will not be redeemed where the Company does not have a legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. Gift card breakage is recorded within Net revenue in the Consolidated Statements of Operations. Prior to their redemption, gift cards are recorded as a liability, included within Accrued expenses and other current liabilities in the Consolidated Balance Sheets. The liability is estimated based on expected breakage that considers historical patterns of redemption. The following table provides the reconciliation of the contract liability related to gift cards:

(in thousands)	Fiscal 2025	Fiscal 2024
Balance as of beginning of period	$ 34,746	$ 35,604
Gift cards sold	64,093	68,555
Gift cards redeemed	(55,422)	(64,783)
Gift card breakage	(12,067)	(4,630)
Balance as of end of period	$ 31,350	$ 34,746

Refund Liabilities

Refund liabilities, primarily associated with product sales returns and retrospective volume rebates, represent variable consideration and are estimated and recorded as a reduction to Net revenue based on historical experience. As of January 30, 2026 and January 31, 2025, $14.1 million and $15.2 million, respectively, of refund liabilities, primarily associated with estimated product returns, were recorded in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

Cost of Sales

Cost of sales are comprised principally of the costs of merchandise sold, inbound shipping and handling, tariffs, duty, warehousing and distribution (including receiving, picking, packing, store delivery and value-added costs), customer shipping and handling costs and physical inventory losses. Depreciation and amortization are not included in the Company's Cost of sales.

Selling and Administrative Expenses

Selling and administrative expenses are comprised principally of payroll and benefits costs, marketing, information technology expenses, third-party services, occupancy costs of Company Operated stores and corporate facilities, and other administrative expenses. All stock-based compensation is recorded in Selling and administrative expenses. See Note 5, *Stock-Based Compensation*.

Income Taxes

Deferred income tax assets and liabilities are based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities based on currently enacted tax laws. The tax balances and income tax expense recognized are based on management's interpretation of the tax laws of multiple jurisdictions. Income tax expense also reflects best estimates and assumptions regarding, among other things, the level of future taxable income and tax planning. Future changes in tax laws, changes in projected levels of taxable income, tax planning and adoption and implementation of new accounting standards could impact the effective tax rate and tax balances recorded.

Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. The Company is subject to periodic audits by the United States Internal Revenue Service and other state and local taxing authorities. These audits may challenge certain of the Company's tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Interest and penalties are classified as Income tax expense in the Consolidated Statements of Operations. See Note 11, *Income Taxes*, for further details.

The Company performed an evaluation of its deferred tax assets and determined that a valuation allowance is considered necessary for certain jurisdictions. See Note 11, *Income Taxes*, for further details on the valuation allowance.

Self-Insurance

The Company has a self-insured plan for health and welfare benefits and provides an accrual to cover the obligation. The accrual for the self-insured liability is based on claims filed and an estimate of claims incurred but not yet reported. The Company considers a number of factors, including historical claims information, when determining the amount of the accrual. Costs related to the administration of the plan and related claims are expensed as incurred. Total expenses, net of employee contributions, were $19.5 million, $21.8 million and $18.9 million for Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively.

The Company also has a self-insured plan for certain costs related to workers' compensation. The Company obtains third-party insurance coverage to limit exposure to this workers' compensation self-insured risk.

Retirement Benefit Plan

The Company has a 401(k) retirement plan, which covers most regular employees and allows them to make contributions. The Company also provides a matching contribution on a portion of the employee contributions. Total expenses incurred under this plan were $2.4 million for Fiscal 2025, $3.7 million for Fiscal 2024 and $3.9 million for Fiscal 2023. The decrease in Fiscal 2025 was attributed to a temporary suspension of the Company's 401(k) matching contribution due to tariff mitigation.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) encompasses all changes in equity other than those arising from transactions with stockholders and is comprised solely of foreign currency translation adjustments. The Company's foreign subsidiaries use their local currency as their functional currency. Functional currency assets and liabilities are translated into U.S. Dollars using exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates during the period. Resulting translation gains and losses are reported in other comprehensive income (loss), until the substantial liquidation of a subsidiary, at which time accumulated transaction gains or losses are reclassified into net income. During Fiscal 2023, the Company recognized a net gain of $0.4 million of cumulative foreign currency translation adjustments related to the substantial liquidation of Lands' End Japan. See Note 1, *Background and Basis of Presentation*.

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Beginning balance: Accumulated other comprehensive loss (net of tax of $4,234, $4,271, and $4,525, respectively)	$ (16,669)	$ (16,069)	$ (17,022)
Other comprehensive income (loss)			
Foreign currency translation adjustments (net of tax of $0, $(37), and $(348), respectively)	79	(600)	1,307
Reclassification of foreign currency translation gain to income (net of tax of $0, $0, and $94, respectively)	—	—	(354)
Ending balance: Accumulated other comprehensive loss (net of tax of $4,234, $4,234, and $4,271, respectively)	$ (16,590)	$ (16,669)	$ (16,069)

Stock-Based Compensation

Stock-based compensation expense for restricted stock units is comprised of both Deferred Awards and Performance Awards. Deferred awards only require each recipient to complete a service period for the awards to be earned. The fair value of Deferred Awards is based on the closing price of the Company's common stock on the grant date.

Performance Awards have, in addition to a service requirement, financial performance criteria, event criteria and/or stock performance criteria that must be achieved for the awards to be earned. The Performance Awards granted in Fiscal 2023 are also subject to a relative total shareholder return (TSR) modifier. The fair value of Performance Awards granted prior to Fiscal 2023, as well as the portion of the Fiscal 2025 and 2024 Performance Awards with financial performance criteria, are based on the closing price of the Company's common stock on the grant date. The fair value for both the Performance Awards granted in Fiscal 2025, Fiscal 2024 with stock performance criteria and the Performance Awards granted in Fiscal 2023 with a relative TSR modifier are based on the Monte Carlo simulation model. For Performance Awards granted in Fiscal 2025 with event criteria, the award vests at 100% of the Target Shares upon the occurrence of the event within a specified amount of time, absent which the award expires unvested.

Option Awards provide the recipient with the option to purchase a set number of shares at a stated exercise price over the term of the contract, which is ten years for all Option Awards currently outstanding. Options are granted with a strike price equal to the stock price on the date of grant and vest over the requisite service period of the award.

The Company recognizes stock-based compensation cost net of estimated forfeitures and revises the estimated forfeitures in subsequent periods if actual forfeitures differ from the estimates. The Company estimates the forfeiture rate based on historical data as well as expected future behavior. Stock-based compensation is recorded in Selling and administrative expense in the Consolidated Statements of Operations over the period in which the employee is required to provide service in exchange for the Deferred Awards and Option Awards and over the applicable performance period for Performance Awards.

Earnings (Loss) per Share

The numerator for both basic and diluted EPS is net income (loss) attributable to the Company. The denominator for basic EPS is based upon the number of weighted average shares of the Company's common stock outstanding during the reporting periods. The denominator for diluted EPS is based upon the number of weighted average shares of the Company's common stock and common stock equivalents outstanding during the reporting periods using the treasury stock method in accordance with *ASC 260, Earnings Per Share*.

The following table summarizes the components of basic and diluted EPS:

(in thousands except per share data)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Net income (loss)	$ 5,508	$ 6,233	$ (130,684)
Basic weighted average shares outstanding	30,675	31,213	31,970
Dilutive impact of stock awards	358	451	—
Diluted weighted average shares outstanding	31,033	31,664	31,970
Earnings (loss) per share			
Basic	$ 0.18	$ 0.20	$ (4.09)
Diluted	$ 0.18	$ 0.20	$ (4.09)
Anti-dilutive shares excluded from diluted earnings (loss) per common share calculation	50	285	1,021

Stock awards are considered anti-dilutive based on the application of the treasury stock method or in the event of a net loss.

Repurchases of Common Stock

Shares of the Company's common stock may be repurchased by the Company through open market transactions. The par value of the shares retired was charged against Common stock and the remaining purchase price, including any broker commissions and excise taxes paid, was either (i) allocated between Additional paid-in capital and Retained earnings, or (ii) charged directly against Additional paid-in capital. To the extent the shares are repurchased at a price less than that of initial issuance, or to the extent the Company does not have sufficient reserves in Retained earnings at the time of repurchase, the excess of the purchase price over par value is accounted for entirely as a deduction from Additional paid-in capital. The Company retired all shares that were purchased through the 2024 Share Repurchase Program. See Note 6, *Stockholders' Equity*.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which includes requirements that an entity disclose specific categories in the rate reconciliation table and provide additional information for reconciling items that are greater than five percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate. The standard also requires that entities disclose income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) each disaggregated between domestic and foreign. ASU 2023-09 is effective for the annual periods beginning after December 15, 2024. The Company retrospectively adopted ASU 2023-09 in Fiscal 2025. See Note 11, *Income Taxes*.

Recently Issued Accounting Pronouncements Not Yet Adopted

In September 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes the accounting for internal-use software to current development practices, clarifies when to begin capitalizing costs and enhances disclosure requirements. This update is effective for interim and annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of ASU 2025-06 on the Company's Consolidated Financial Statements.

In July 2025, the FASB issued Accounting Standards Update (ASU) 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides targeted relief for entities estimating expected credit losses on short-term receivables and contract assets under Topic 606. The guidance allows entities to bypass the requirement to incorporate macroeconomic data into their forecasts when such data is not expected to materially affect the estimate. ASU 2025-05 is effective for the annual periods beginning after December 15, 2025. The Company is currently assessing the impact of ASU 2025-05 on the Company's Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03 *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). Under ASU 2024-03, a public entity is required to disclose information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. ASU 2024-03 allows for early adoption and requires either prospective adoption to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements.

The Company is currently assessing the impact of ASU 2024-03 on the Company's Consolidated Financial Statement disclosures.

NOTE 3. DEBT

ABL Facility

The Company's $225.0 million committed revolving ABL Facility, as amended to date, includes a $35.0 million sublimit for letters of credit and is available for working capital and other general corporate liquidity needs. The amount available to borrow is the lesser of (1) the Aggregate Commitments of $225.0 million or (2) the Borrowing Base or Loan Cap which is calculated from Eligible Inventory, Trade Receivables and Credit Card Receivables, all foregoing capitalized terms not defined herein are as defined in the ABL Facility.

The following table summarizes the Company's ABL Facility borrowing availability:

(in thousands)	January 30, 2026 Amount	January 31, 2025 Amount
ABL Facility limit	$ 225,000	$ 275,000
Borrowing Base	133,624	140,202
Outstanding borrowings	—	—
Outstanding letters of credit	10,978	10,888
ABL Facility utilization at end of period	$ 10,978	$ 10,888
ABL Facility borrowing availability	$ 122,646	$ 129,314

Effective with the Fifth Amendment to the ABL Facility, dated March 28, 2025 (the "Fifth Amendment"), a 0.10% adjustment to the SOFR benchmark interest rate was eliminated and the benchmark rates under the ABL Credit Agreement are, at the election of the Company, either: (1) Term SOFR (which is a forward looking term rate based on the secured overnight financing rate), or (2) a Base Rate (which is the greatest of (a) 0% per annum, (b) the federal funds rate plus 0.50%, (c) the one-month Term SOFR rate plus 1.00%, or (d) the Wells Fargo "prime rate"). The borrowing margin for SOFR Rate loans is (i) where the average daily total outstanding for the previous quarter is less than $95.0 million, 1.50%, and (ii) where the average daily total outstanding for the previous quarter is equal to or greater than $95.0 million, 1.75%. For Base Rate loans, the borrowing margin is (i) where the average daily total outstanding for the previous quarter is less than $95.0 million, 0.75%, and (ii) where the average daily total outstanding for the previous quarter is equal to or greater than $95.0 million, 1.00% ("Applicable Borrowing Margin"). The Applicable Borrowing Margin for all loans is based upon the average daily total loans outstanding for the previous quarter. The Fifth Amendment reduced aggregate commitments from $275 million to $225 million, and reduced the letter of credit sublimit from $70 million to $35 million, in line with the Company's lower inventory levels and expected letter of credit capacity, and had no material interest rate impact.

The ABL Facility fees include (i) commitment fees of 0.20% or 0.30% based upon the average daily unused commitment (aggregate commitment less loans and letter of credit outstanding) under the ABL Facility for the preceding fiscal quarter, (ii) customary letter of credit fees and (iii) customary annual agent fees.

As of January 30, 2026 and January 31, 2025, the Company had no borrowings outstanding under the ABL Facility.

Long-Term Debt

The Company's long-term debt consisted of the following:

(in thousands)	January 30, 2026		January 31, 2025	
	Amount	Interest Rate	Amount	Interest Rate
Term Loan Facility	$ 234,000	12.04 %	$ 247,000	12.66 %
Less: Current portion of long-term debt	13,000		13,000	
Less: Unamortized debt issuance costs	6,789		9,112	
Long-term debt, net	$ 214,211		$ 224,888	

The interest rates per annum applicable to the loans under the Term Loan Facility are based on a fluctuating rate of interest equal to, at the Company's election, either (1) Term Loan Adjusted SOFR loan (subject to a 2% floor) plus an applicable margin, or (2) an alternative base rate loan plus an applicable margin. The applicable margin is based on the Company's net leverage and will be, (i) for Term Loan Adjusted SOFR loans, 8.25% per annum if the total leverage ratio is greater than or equal to 2.75:1.00, 8.00% per annum if the total leverage ratio is less than 2.75:1.00 but greater than or equal to 2.25:1.00, and 7.75% per annum if the total leverage ratio is less than 2.25:1.00 and (ii) for base rate loans, 7.25% per annum if the total leverage ratio is greater than or equal to 2.75:1.00, 7.00% per annum if the total leverage ratio is less than 2.75:1.00 but greater than or equal to 2.25:1.00, and 6.75% per annum if the total leverage ratio is less than 2.25:1.00. In each case, the net leverage is determined as of the last day of each applicable measurement period.

The Term Loan Facility contains customary agency fees.

Maturity; Amortization and Prepayments

The ABL Facility maturity date is the earlier of (a) March 28, 2030 and (b) September 29, 2028 if, on or prior to such date, the Term Loan Facility has not been refinanced, extended or repaid in full in accordance with the terms thereof and not replaced with other indebtedness.

The Term Loan Facility matures on December 29, 2028, and amortizes at a rate equal to 1.25% per quarter. Depending upon the Company's Total Leverage Ratio, as defined in the Term Loan Facility, mandatory prepayments in an amount equal to a percentage of the Company's excess cash flows in each fiscal year, ranging from 0% to 75% are required. The Term Loan Facility also has typical prepayment requirements for the proceeds of certain asset sales, casualty events and extraordinary receipts. Voluntary prepayment and certain mandatory prepayments made (i) between December 30, 2025 and December 29, 2026, would result in a prepayment premium equal to 1% of the principal amount of the loan prepaid, (ii) between December 30, 2026 and December 29, 2027, would result in a prepayment premium equal to 0.5% of the principal amount of the loan prepaid and (iii) thereafter no prepayment premium is due.

The Company's aggregate scheduled maturities of the Debt Facilities as of January 30, 2026 are as follows:

(in thousands)	
2026	$ 13,000
2027	13,000
2028	208,000
2029	—
2030	—
Total	$ 234,000

Guarantees; Security

All obligations under the Debt Facilities are unconditionally guaranteed by Lands' End, Inc. and, subject to certain exceptions, each of its existing and future direct and indirect subsidiaries. The ABL Facility is secured by a first priority security interest in certain working capital of the borrowers and guarantors consisting primarily of accounts receivable and inventory. The Term Loan Facility is also secured by a second priority security interest in the same collateral, with certain exceptions.

The Term Loan Facility is also secured by a first priority security interest in certain property and assets, including certain fixed assets such as real estate, stock of subsidiaries and intellectual property, in each case, subject to certain exceptions. The ABL Facility is also secured by a second priority interest in the same collateral, with certain exceptions.

Representations and Warranties; Covenants

Subject to specified exceptions, the Debt Facilities contain various representations and warranties and restrictive covenants that, among other things, restrict Lands' End, Inc.'s and its subsidiaries' ability to incur indebtedness (including guarantees), grant liens, make investments, make dividends or distributions with respect to capital stock, make prepayments on other indebtedness, engage in mergers or change the nature of their business.

The Term Loan Facility contains financial covenants, including a quarterly maximum total leverage ratio test and a monthly minimum liquidity test.

Under the ABL Facility, if excess availability falls below the greater of 10% of the Loan Cap amount or $12.0 million, the Company will be required to comply with a minimum fixed charge coverage ratio of 1.0 to 1.0.

The Debt Facilities contain certain affirmative covenants, including reporting requirements such as delivery of financial statements, certificates and notices of certain events, maintaining insurance and providing additional guarantees and collateral in certain circumstances.

As of January 30, 2026, the Company was in compliance with its financial covenants in the Debt Facilities.

Events of Default

The Debt Facilities include customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross defaults related to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

NOTE 4. LEASES

The following table summarizes the Company's components of lease expense, primarily related to Company Operated stores, which is included in Selling and administrative expense in the Consolidated Statements of Operations:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Operating lease expense	$ 5,195	$ 5,718	$ 6,340
Variable lease expense	2,013	2,529	2,572
Total lease expense	$ 7,208	$ 8,247	$ 8,912

Short-term lease cost was not material for Fiscal 2025 and Fiscal 2023. Short-term lease cost was $1.4 million for Fiscal 2024.

Supplemental balance sheet information related to operating leases are as follows:

($'s in thousands)	Fiscal 2025	Fiscal 2024
Operating lease right-of-use asset	$ 15,680	$ 20,373
Lease liability – current	4,434	4,534
Lease liability – long-term	14,264	20,007
Weighted average remaining lease term in years	4.4	5.3
Weighted average discount rate	6.64%	6.71%

Supplemental cash flow information related to operating leases are as follows:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Operating cash outflows from operating leases	$ 6,349	$ 7,980	$ 8,060
Operating lease right-of-use-assets (reversal) obtained in exchange for lease liabilities	(959)	302	(2,236)

Maturities of operating lease liabilities as of January 30, 2026 are as follows:

(in thousands)	
2026	$ 5,517
2027	5,282
2028	4,514
2029	3,100
2030	1,843
Thereafter	1,262
Total operating lease payments	21,518
Less imputed interest	2,820
Present value of lease liabilities	$ 18,698

NOTE 5. STOCK-BASED COMPENSATION

The Company expenses the fair value of all stock awards over their requisite service period, ensuring that the amount of cumulative stock-based compensation expense recognized at any date is at least equal to the portion of the grant-date fair value of the award that is vested at that date. The Company has elected to adjust stock-based compensation expense for an estimated forfeiture rate for those shares not expected to vest and to recognize stock-based compensation expense on a straight-line basis for awards that only have a service requirement with multiple vest dates.

The Company has granted the following types of stock awards to employees at management levels and above, each of which are granted under the Company's stockholder approved stock plans, other than inducement grants outside of the Company's stockholder approved stock plans in accordance with Nasdaq Listing Rule 5635(c)(4):

i.   Deferred Awards are in the form of restricted stock units and only require each recipient to complete a service period for the awards to be earned. Deferred Awards generally vest over three years. The fair value of Deferred Awards is based on the closing price of the Company's common stock on the grant date. Stock-based compensation expense is recognized ratably over the service period and is reduced for estimated forfeitures of those awards not expected to vest due to employee turnover.

ii. Performance Awards are in the form of restricted stock units and have, in addition to a service requirement, financial performance criteria, event criteria and/or stock performance criteria that must be achieved for the awards to be earned. For Performance Awards with financial performance criteria, the Target Shares earned can range from 50% to 200% (such result, the "Earned Shares") once minimum thresholds have been reached and depend on the achievement of certain financial measures for the cumulative period comprised of three-consecutive fiscal years beginning with the fiscal year of the grant date. Performance Awards are also subject to limitations under the Company's stockholder approved stock plans. The applicable percentage of the Target Shares, as determined by the applicable performance measure, vest after the completion of the applicable three-year performance period and upon determination of achievement of the performance measures by the Compensation Committee of the Board of Directors. Unearned Target Shares are forfeited.

For Performance Awards granted in Fiscal 2025 with event criteria, the award vests at 100% of the Target Shares upon the occurrence of the event within a specified amount of time, absent which the award expires unvested. For the Performance Awards granted in Fiscal 2025 and Fiscal 2024 with stock performance criteria, the Target Shares earned can range from 0% to 100% based on the Company's highest average per share common stock closing price, measured over any 20 consecutive trading-day period from and after the date of grant and during the three-consecutive fiscal years beginning with the fiscal year of the grant date.

The Performance Awards granted in Fiscal 2023 are also subject to a relative total shareholder return ("TSR") modifier which is based on the Company's total return to stockholders over the measurement period relative to a custom peer group. The Fiscal 2023 Performance Award TSR modifier can result in an adjustment of 75% to 125% of the Earned Shares, subject to an overall cap of 200% of Target Shares and a modifier limitation to 100% of Target Shares in the event TSR is negative.

The grant date fair value of the Performance Awards granted in Fiscal 2025 and Fiscal 2024 with financial performance criteria and event criteria, are based on the closing price of the Company's common stock on the grant date. The grant date fair value for the Performance Awards granted in Fiscal 2025 and Fiscal 2024 with stock performance criteria and the Performance Awards granted in Fiscal 2023 with a relative TSR modifier are based on the Monte Carlo simulation model.

iii.   Stock-based compensation expense, including awards with market conditions, is recognized ratably over the related service period, reduced for estimated forfeitures of those awards not expected to vest due to employee turnover and adjusted based on the Company's estimate of the percentage of the aggregate Target Shares expected to be earned. The Company accrues for Performance Awards on the basis of a 100% payout unless it becomes probable that the outcome will be significantly different, or the performance can be accurately measured. Stock-based compensation expense for awards with event criteria is not recognized until the event becomes probable.

iv.   Option Awards provide the recipient with the option to purchase a set number of shares at a stated exercise price over the term of the contract, which is ten years for all Option Awards currently outstanding. Options are granted with a strike price equal to the stock price on the date of grant and vest over the requisite service period of the award. The fair value of each Option Award is estimated on the grant date using the Black-Scholes option pricing model.

The following table provides a summary of the Company's stock-based compensation expense, which is included in Selling and administrative expense in the Consolidated Statements of Operations:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Deferred awards	$ 3,381	$ 3,541	$ 3,491
Performance awards [(1)]	1,784	917	(87)
Option awards	312	415	423
Total stock-based compensation expense	$ 5,477	$ 4,873	$ 3,827

[(1)]   Net credit expense for Fiscal 2023 includes a reduction of the accrual for Performance Awards based on actual and projected results relative to performance measures and forfeitures.

Deferred Awards

The following table provides a summary of the Deferred Awards activity for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

| | Fiscal Year Ended | | | | | |
| | January 30, 2026 | | January 31, 2025 | | February 2, 2024 | |
(in thousands, except per share amounts)	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Deferred Awards at beginning of year	757	$ 10.63	959	$ 11.44	906	$ 16.46
Granted	332	11.27	314	11.40	844	8.53
Vested	(309)	11.98	(284)	14.32	(449)	12.21
Forfeited	(121)	9.62	(232)	10.48	(342)	16.53
Deferred Awards at end of year	659	$ 10.51	757	$ 10.63	959	$ 11.44

Total unrecognized stock-based compensation expense related to unvested Deferred Awards was approximately $3.7 million as of January 30, 2026, which is expected to be recognized ratably over a weighted average period of 1.7 years. The total fair value of Deferred Awards vested during Fiscal 2025 and Fiscal 2024 was $3.7 million and $4.1 million, respectively. Deferred Awards granted to employees during Fiscal 2025 vest over a period of three years.

Performance Awards

The following table provides a summary of the Performance Awards activity for Fiscal 2025, Fiscal 2024 and Fiscal 2023:

| | Fiscal Year Ended | | | | | |
| | January 30, 2026 | | January 31, 2025 | | February 2, 2024 | |
(in thousands, except per share amounts)	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Performance Awards at beginning of year	692	$ 10.99	607	$ 13.14	355	$ 24.39
Granted	714	10.39	264	10.30	567	9.74
Change in estimate - performance	—	—	(57)	29.95	—	—
Vested	—	—	—	—	—	-
Forfeited	(157)	10.00	(122)	11.46	(315)	19.68
Performance Awards at end of year	1,249	$ 10.23	692	$ 10.99	607	$ 13.14

Total unrecognized stock-based compensation expense related to unvested Performance Awards was approximately $2.9 million as of Fiscal 2025 which is expected to be recognized ratably over a weighted average period of 1.9 years. Additionally, total unrecognized stock-based compensation expense related to Performance Awards with event criteria was approximately $3.6 million, which is not expected to be recognized unless and until the event is probable of occurring. The Performance Awards granted to employees during Fiscal 2025 vest, if earned, after completion of the applicable performance period. The fair value of the 133,984 Performance Awards with stock performance criteria granted during Fiscal 2025 was estimated at $7.81 per share on the grant date using a Monte Carlo simulation.

Options Awards

The following table provides a summary of the changes in outstanding Options Awards for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

| | | | Fiscal Year Ended | | | |
| | January 30, 2026 | | January 31, 2025 | | February 2, 2024 | |
	Option Awards	Weighted Average Exercise Price per Share	Option Awards	Weighted Average Exercise Price per Share	Option Awards	Weighted Average Exercise Price per Share
(in thousands, except per share amounts)						
Option Awards outstanding at beginning of year	217	$ 13.34	511	$ 16.08	511	$ 16.08
Granted	—	—	—	—	—	—
Vested	—	—	—	—	—	—
Exercised	(84)	10.81	—	—	—	—
Forfeited	—	—	(294)	18.1	—	—
Option Awards outstanding at end of year	133	$ 14.93	217	$ 13.34	511	$ 16.08

The following table provides a summary of information about the Option Awards vested and expected to vest during the contractual term, as well as Option Awards exercisable, as of January 30, 2026:

	Option Awards	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
(in thousands, except per share and contractual life amounts)				
Option Awards vested and expected to vest	133	4.7	$ 14.93	584
Option Awards exercisable	133	4.7	$ 14.93	584

There is no unrecognized stock-based compensation expense related to Option Awards as of January 30, 2026.

NOTE 6. STOCKHOLDERS' EQUITY

Share Repurchase Program

On March 15, 2024, the Company announced that its Board of Directors authorized the Company to repurchase up to $25.0 million of the Company's common stock through March 31, 2026 (the "2024 Share Repurchase Program"). Under the 2024 Share Repurchase Program, the Company may repurchase its common stock through open market purchases, in privately negotiated transactions, or by other means in accordance with federal securities laws, including Rule 10b-18 of the Exchange Act. The amount and timing of purchases will be determined by the Company's management depending upon market conditions and other factors and may be made pursuant to a Rule 10b5-1 trading plan. The 2024 Share Repurchase Program may be suspended or discontinued at any time. As of January 30, 2026, additional purchases of up to $9.0 million could be made under the 2024 Share Repurchase Program. All repurchases are subject to compliance with the Term Loan Facility which imposes a per fiscal year limitation on share repurchases.

The following table summarizes the Company's share repurchases during Fiscal 2025 and Fiscal 2024:

(in thousands except per share amounts)	January 30, 2026		January 31, 2025	
Number of shares repurchased		490		774
Total cost	$	4,502	$	11,501
Average per share cost	$	9.20	$	14.85

The Company retired all shares that were repurchased through the 2024 Share Repurchase Program during Fiscal 2025 and Fiscal 2024. In accordance with FASB ASC 505—Equity, the par value of the shares retired was charged against Common stock and the remaining purchase price, including any broker commissions and excise taxes paid, was either (i) allocated between Additional paid-in capital and Retained earnings, or (ii) charged directly against Additional paid-in capital. To the extent the shares are repurchased at a price less than that of initial issuance, or to the extent the Company does not have sufficient reserves in Retained earnings at the time of repurchase, the excess of the purchase price over par value is accounted for entirely as a deduction from Additional paid-in capital.

NOTE 7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

(in thousands)	January 30, 2026		January 31, 2025	
Deferred gift card revenue	$	31,350	$	34,746
Accrued employee compensation and benefits		28,706		26,105
Reserve for sales returns and allowances		14,096		15,156
Accrued property, sales and other taxes		5,319		6,338
Deferred revenue		3,019		6,584
Accrued interest		1,705		2,662
Other		6,873		7,145
Total Accrued expenses and other current liabilities	$	91,068	$	98,736

NOTE 8. FAIR VALUE MEASUREMENTS OF FINANCIAL ASSETS AND LIABILITIES

Cash and cash equivalents and restricted cash is reflected on the Consolidated Balance Sheets at fair value based on Level 1 inputs. Cash and cash equivalents and restricted cash amounts are valued based upon statements received from financial institutions. The fair value of restricted cash was $0.6 million and $2.6 million as of January 30, 2026 and January 31, 2025, respectively.

Carrying amounts and fair values of long-term debt, including current portion, in the Consolidated Balance Sheets are as follows:

(in thousands)	January 30, 2026		January 31, 2025	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$ 234,000	$ 235,780	$ 247,000	$ 251,690

The Company's valuation of long-term debt, including current portion, at fair value is considered a Level 3 instrument under the fair value hierarchy. The Company's valuation techniques include the Black-Derman-Toy ("BDT") model as well as market inputs from management. The BDT modeling approach is particularly relevant given the Term Loan Facility's features, including the optional redemption provision. There were no nonfinancial assets or nonfinancial liabilities recognized at fair value on a nonrecurring basis as of January 30, 2026 and January 31, 2025.

NOTE 9. GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSET

The Company's intangible assets, consisting of a goodwill and trade name, were originally valued in connection with a business combination accounted for under the purchase accounting method. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill was fully impaired in Fiscal 2023.

In Fiscal 2025, the Company classified its trade name as an asset held for sale. See Note 10, *Asset Held for Sale*.

The following table summarizes the activity of the Company's Goodwill and Intangible asset:

(in millions)	Goodwill		Intangible asset, net	
Balance January 31, 2025				
Gross amount	$	110.0	$	257.0
Accumulated impairment losses		(110.0)		—
Carrying Value		—		257.0
Balance January 30, 2026				
Gross amount		110.0		257.0
Accumulated impairment losses		(110.0)		—
Reclassified to asset held for sale		—		(257.0)
Carrying Value	$	—	$	—

There was no impairment of the trade name during any period presented.

NOTE 10. ASSET HELD FOR SALE

As of January 30, 2026, the Company classified its trade name with a carrying value of $257.0 million as an asset held for sale in accordance with ASC 360, following the decision to enter into a Membership Interest Purchase Agreement ("MIPA") with WHP Global ("WHP"). Under the MIPA, the Company will contribute all of its intellectual property and related assets associated with the "Lands' End" brand, including the trade name, to a new joint venture that will be owned 50/50 by Lands' End and WHP Global. See Note 14, *Pending WHP Transaction*.

The asset held for sale was measured at the lower of its carrying amount of fair value less cost to sell. No impairment adjustment was required as fair value less cost to sell exceeded the carrying value.

There were no assets classified as held for sale as of January 31, 2025, and comparative figures for the prior period have not been restated.

NOTE 11. INCOME TAXES

The Company's income (loss) before income taxes in the United States and in foreign jurisdictions is as follows:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Income (loss) before income taxes			
United States	$ 20,948	$ 17,535	$ (126,745)
Foreign	(13,197)	(7,039)	(5,072)
Total income (loss) before income taxes	$ 7,751	$ 10,496	$ (131,817)

Certain foreign operations are branches of Lands' End and are subject to U.S. as well as foreign income tax. The pretax income (loss) by location and the analysis of the income tax provision by taxing jurisdiction are not directly related.

The components of the provision for (benefit from) income taxes are as follows:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
United States	$ 2,231	$ 4,065	$ (1,482)
Foreign	12	198	349
Total provision (benefit)	$ 2,243	$ 4,263	$ (1,133)

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Current:			
Federal	$ 414	$ (17)	$ (3,092)
State	835	700	(192)
Foreign	52	187	338
Total current	1,301	870	(2,946)
Deferred:			
Federal	2,541	2,646	(316)
State	(1,559)	736	2,118
Foreign	(40)	11	11
Total deferred	942	3,393	1,813
Total provision (benefit)	$ 2,243	$ 4,263	$ (1,133)

A reconciliation of the statutory federal income tax rate to the effective income tax rate after the adoption of ASU 2023-09 is as follows:

(in thousands)	Fiscal 2025		Fiscal 2024		Fiscal 2023	
Tax at statutory federal tax rate	$ 1,628	21.0 %	$ 2,204	21.0 %	$ (27,683)	21.0 %
State income taxes, net of federal tax benefit [1]	(572)	(7.4)%	1,134	10.8 %	1,522	(1.2)%
Foreign tax effects						
Germany						
Germany statutory tax rate differential	229	3.0 %	166	1.6 %	338	(0.3)%
Germany change in valuation allowance	702	9.1 %	508	4.8 %	1,035	(0.8)%
United Kingdom						
United Kingdom statutory tax rate differential	(360)	(4.6)%	(169)	(1.6)%	(143)	0.1 %
United Kingdom change in valuation allowance	2,255	29.1 %	1,058	10.1 %	896	(0.7)%
Other foreign jurisdictions	(42)	(0.5)%	113	1.1 %	(39)	0.0 %
Effects of changes in tax law	—	—%	—	—%	—	—%
Effects of cross-border tax laws						
Germany Branch	(931)	(12.0)%	(674)	(6.4)%	(1,373)	1.0 %
United Kingdom Branch	(1,895)	(24.4)%	(888)	(8.5)%	(753)	0.6 %
Other	—	—%	28	0.3 %	85	(0.1)%
Tax credits	(116)	(1.5)%	(95)	(0.9)%	(85)	0.1 %
Changes in valuation allowances	—	—%	—	—%	—	—%
Nontaxable or nondeductible items						
Executive compensation	1,355	17.5 %	674	6.4 %	944	(0.7)%
Impairment	—	—%	—	—%	22,407	(17.0)%
Other	116	1.5 %	521	5.0 %	1,860	(1.4)%
Changes in unrecognized tax benefits	(126)	(1.6)%	(317)	(3.0)%	(144)	0.1 %
Total	$ 2,243	28.9 %	$ 4,263	40.6 %	$ (1,133)	0.9 %

[1] The state jurisdictions that contribute the majority (greater than 50%) of the tax effect in this category for all periods presented include California, New York, Minnesota, Massachusetts, and Wisconsin

Deferred tax assets and liabilities consisted of the following:

(in thousands)	January 30, 2026	January 31, 2025
Deferred tax assets		
Deferred revenue	$ 7,784	$ 8,079
Legal accruals	745	1,183
Deferred compensation	5,847	5,275
Deferred interest	7,975	8,775
Reserve for returns	1,929	2,208
Inventory	2,344	3,210
CTA investment in foreign subsidiaries	4,234	4,234
Operating lease liabilities	4,672	6,089
Other	1,228	1,127
Net operating loss carryforward	20,784	17,618
Total deferred tax assets	57,542	57,798
Less valuation allowance	(20,929)	(18,058)
Net deferred tax assets	$ 36,613	$ 39,740
Deferred tax liabilities		
Intangible assets	$ 62,103	$ 61,919
LIFO reserve	18,055	18,228
Property and equipment	3,950	4,509
Operating lease right-of-use assets	3,913	5,066
Catalog advertising	984	1,468
Total deferred tax liabilities	89,005	91,190
Net deferred tax liability	$ 52,392	$ 51,450

As of January 30, 2026, the Company had $123.7 million of federal and state net operating loss ("NOL") and interest expense carryforwards (generating a $10.7 million deferred tax asset) available to offset future taxable income. The federal carryforwards have an indefinite life. The state NOL carryforwards generally expire between 2026 and 2045 with certain state NOLs and interest expense carryforwards generated after 2017 having indefinite lives. The Company's foreign subsidiaries had $64.1 million of NOL carryforwards (generating an $18.0 million deferred tax asset) available to offset future taxable income. These foreign NOLs can be carried forward indefinitely, however, a valuation allowance was established since the future utilization of these NOLs is uncertain.

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits ("UTBs") is as follows:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Gross UTBs balance at beginning of period	$ 8,998	$ 1,141	$ 1,297
Tax positions related to the prior periods - gross (decreases) increases	(1,120)	7,980	(156)
Settlements	—	(123)	—
Gross UTBs balance at end of period	$ 7,878	$ 8,998	$ 1,141

As of January 30, 2026, the Company had gross UTBs of $7.9 million. Of this amount, $0.7 million would, if recognized, impact its effective tax rate. The remaining liability relates to tax positions for which there are offsetting tax benefits, or the uncertainty was related only to timing. Tax years 2022 through 2026 remain open for examination by the Internal Revenue Service as well as various state and foreign jurisdictions.

The Company classifies interest expense and penalties related to UTBs and interest income on tax overpayments as components of income tax expense. As of January 30, 2026, the total amount of interest expense and penalties recognized on the balance sheet was $0.4 million ($0.4 million net of federal benefit). As of January

31, 2025, the total amount of interest and penalties recognized on the balance sheet was $0.5 million ($0.4 million net of federal benefit). The total amount of net interest expense recognized in the Consolidated Statements of Operations was insignificant for all periods presented. The Company files income tax returns in both the United States and various foreign jurisdictions.

The amount of cash income taxes paid (refunded) by the Company, in accordance with the adoption of ASU 2023-09, is as follows:

(in thousands)	Fiscal 2025
United States	$ 83
State	
Texas	135
Florida	112
North Carolina	63
Massachusetts	52
Louisiana	42
Michigan	(19)
Minnesota	(25)
Illinois	(32)
California	(34)
New Jersey	(146)
Other	26
Foreign	
Hong Kong	(635)
Total taxes paid (refunded)	$ (378)

NOTE 12. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is party to various claims, legal proceedings and investigations arising in the ordinary course of business. Some of these actions involve complex factual and legal issues and are subject to uncertainties. At this time, the Company is not able to either predict the outcome of these legal proceedings or reasonably estimate a potential range of loss with respect to the proceedings. While it is not feasible to predict the outcome of such pending claims, proceedings and investigations with certainty, management is of the opinion that their ultimate resolution should not have a material adverse effect on results of operations, cash flows or financial position taken as a whole.

NOTE 13. SEGMENT REPORTING

The Company identifies operating segments according to how business activities are managed and evaluated. The Company's operating segments consisted of: U.S. eCommerce, Europe eCommerce, Outfitters, Third Party, Licensing and Retail.

- *U.S. eCommerce* offers products through the Company's eCommerce website.

- *Europe eCommerce* offers products primarily direct to consumers located in Europe through eCommerce international websites as well as third-party marketplace websites.

- *Outfitters* sells uniform and logo apparel to businesses and their employees, as well as to student households through school relationships, located primarily in the U.S.

- *Third Party* sells products direct to consumers through third-party marketplace websites.

- *Licensing* earns royalties on the use of Lands' End trademark and fees for fulfillment services provided by the Company.

- *Retail* sells products through Company Operated stores, located in the U.S.

The internal reporting of these operating segments is based, in part, on the reporting and review process used by the Company's chief operating decision maker ("CODM"), its Chief Executive Officer. The CODM assesses segment performance based on variable profit, which is defined as net revenue minus cost of sales and variable selling expenses. The Company's CODM monitors actual segment variable profit results relative to operating plan and forecast to assess the performance of the business and allocate resources. The CODM does not utilize segment asset information to evaluate performance and make resource allocation decisions, and thus such disclosures are not provided. Variable profit is a non-GAAP financial measure, which management believes provides useful information to investors and to the CODM in order to assess segment performance. A reconciliation of variable profit to consolidated income (loss) before income taxes is set forth below.

The Company determined the U.S. eCommerce, Outfitters and Third Party operating segments share similar economic and other qualitative characteristics, and therefore the results of these operating segments are aggregated into the U.S. Digital segment. The Europe eCommerce, Licensing and Retail operating segments are not quantitatively significant to be separately reported.

The Company has determined its significant segment expense categories based on amounts regularly provided to the Company's CODM to evaluate segment profitability and drive strategic decision making. The following presents U.S. Digital segment sales and expenses:

(in thousands)	Fiscal 2025		Fiscal 2024		Fiscal 2023	
	Segment	Total	Segment	Total	Segment	Total
Net revenue	$ 1,162,769	$ 1,162,769	$ 1,154,442	$ 1,154,442	$ 1,293,178	$ 1,293,178
All other net revenue [1]		172,377		208,493		179,330
Total consolidated net revenue		$ 1,335,146		$ 1,362,935		$ 1,472,508
Product cost of goods sold	450,856		444,092		553,169	
Shipping cost of goods sold	155,555		157,557		190,059	
Marketing costs	188,002		179,499		174,701	
Variable personnel costs	66,006		75,465		69,584	
Other segment expenses [2]	32,707		32,407		39,744	
Segment variable profit	$ 269,643		$ 265,422		$ 265,921	

[1] All other net revenue is from Europe eCommerce, Licensing and Retail that does not meet the quantitative thresholds
[2] Other segment expenses include credit card fees, customer service, webhosting, supplies and other miscellaneous expenses

The reconciliation between segment variable profit to consolidated income (loss) before income taxes is as follows:

(in thousands)	Fiscal 2025		Fiscal 2024		Fiscal 2023	
Segment variable profit	$	269,643	$	265,422	$	265,921
All other variable profit [1]		36,990		45,949		26,405
Depreciation expense		(30,169)		(33,772)		(38,465)
Goodwill impairment		-		-		(106,700)
Unallocated corporate expenses [2]		(232,199)		(226,642)		(224,676)
Interest expense		(36,717)		(40,439)		(48,291)
Loss on extinguishment of debt		-		-		(6,666)
Other income (expense), net		203		(22)		655
Income (loss) before income taxes	$	7,751	$	10,496	$	(131,817)

[1] All other variable profit is from Europe eCommerce, Licensing and Retail that does not meet the quantitative thresholds
[2] Unallocated corporate expenses include fixed personnel costs, incentive compensation, office occupancy, information technology and professional fees

Net revenue is presented by distribution channel in the following table:

(in thousands)	Fiscal 2025	% of Net Revenue	Fiscal 2024	% of Net Revenue	Fiscal 2023	% of Net Revenue
U.S. eCommerce	$ 829,812	62.1%	$ 842,751	61.8%	$ 930,314	63.2%
Outfitters	241,800	18.1%	228,161	16.7%	269,943	18.3%
Third Party	91,157	6.8%	83,530	6.1%	92,921	6.3%
Total U.S. Digital Segment revenue	1,162,769		1,154,442		1,293,178	
Europe eCommerce	90,188	6.8%	103,079	7.6%	112,855	7.7%
Licensing and Retail	82,189	6.2%	105,414	7.8%	66,475	4.5%
Total Net revenue	$ 1,335,146		$ 1,362,935		$ 1,472,508	

The geographical allocation of Net revenue is based upon where the product is shipped. The following presents summarized geographical information:

(in thousands)	Fiscal 2025	% of Net Revenue	Fiscal 2024	% of Net Revenue	Fiscal 2023	% of Net Revenue
United States	$ 1,233,048	92.4%	$ 1,245,240	91.4%	$ 1,342,366	91.2%
Europe	92,459	6.9%	105,000	7.7%	114,778	7.8%
Other	9,639	0.7%	12,695	0.9%	15,364	1.0%
Total Net revenue	$ 1,335,146		$ 1,362,935		$ 1,472,508	

Other than the United States no geographic region represented more than 10% of Net revenue.

Property and equipment, net by geographical location are as follows:

(in thousands)	Fiscal 2025		Fiscal 2024	
United States	$	108,508	$	109,609
Europe		7,073		5,923
Asia		120		86
Total long-lived assets	$	115,701	$	115,618

Other than the United States, no geographic region is greater than 10% of total Property and equipment, net.

NOTE 14. PENDING WHP TRANSACTION

On January 26, 2026, the Company entered into a Membership Interest Purchase Agreement ("MIPA") with WHP Global ("WHP"). Under the MIPA, (i) the Company will contribute all of its intellectual property and related assets associated with the "Lands' End" brand, including all of the license agreements entered into in connection with Lands' End's licensing business (the "Contributed Assets") to a newly formed Delaware limited liability company and wholly owned subsidiary of the Company ("IPCo"), and IPCo will assume certain liabilities related to the Contributed Assets and (ii) immediately thereafter, the Company will sell a 50% controlling ownership stake in IPCo, to WHP for an aggregate purchase price of $300 million in cash ("the Transaction"). The Company intends to use the proceeds to, among other things, repay the Term Loan Facility. The closing of the Membership Interests Purchase (the "Closing") is subject to certain customary closing conditions.

In addition, WHP Global commenced a tender offer for up to $100 million of Lands' End shares at a price of $45.00 per share. The tender offer will be subject to proration if oversubscribed and will be conditioned on the closing of the Transaction. As a result of the tender offer, WHP Global is expected to own up to 7% of Lands' End outstanding shares of common stock.

Additionally, in certain WHP Global monetization events, such as a qualifying public listing or majority sale, Lands' End may have the right or obligation to exchange its interest in the joint venture for equity in WHP Global, at the same valuation multiple as the WHP monetization event.

At the Closing, the Company will enter into a License Agreement, pursuant to which IPCo will grant a license the Company to design, manufacture, sell and promote certain categories of products (including the types of products that the Company designs, manufactures and sells as of the date hereof) in certain channels and in certain jurisdictions, including the United States, Canada, the United Kingdom, Germany, Austria and France. The License Agreement is royalty-bearing and subject to a guaranteed minimum royalty ("GMR") of $50,000,000 per year (calculated pro rata based on an amount of $50,000,000 for a twelve (12) month period for the first contract year) through the end of the contract year 11, will increase one percent per year for contract years 12-21, and will be $55,231,106 for each contract year thereafter, with different royalty rates due depending on the channel under which products are sold. The initial term of the License Agreement is 10 years following the conclusion of the first contract year, and the License Agreement automatically renews for up to 12 successive renewal terms of 7 years each, unless the Company provides notice of non-renewal at least 24 months prior to the end of the initial or applicable renewal term. The License Agreement is only terminable by IPCo if the Company breaches its obligation to make its required guaranteed minimum payments, or to make undisputed royalty payments, in each case subject to an opportunity to cure such non-payment within a certain period of time.

In connection with the Transaction, the Company entered into certain contingent fee arrangements whereby the amounts owed are due and payable only in the event of closing of the Transaction. Approximately $17.3 million of transaction-related closing costs will become due and payable upon closing. No amount has been recorded associated with these contingent fee arrangements as of January 30, 2026. Additionally, on March 5, 2026, the Company amended the performance awards with event criteria to be eligible upon the Closing and vest over time thereafter, conditioned on continued employment, such that 50% of the outstanding awards will vest upon the Closing, 25% on the first anniversary of the Closing and 25% on December 31, 2027 (provided that the Transaction has closed). The modification date fair value of these amended awards is estimated to be $5.4 million. Transaction-related costs and stock-based compensation expense will be expensed as incurred or upon vesting, as applicable. As the Closing is expected to occur subsequent to January 30, 2026, no transaction-related costs or stock-based compensation expense have been recognized in the accompanying financial statements.

The Company will account for its investment in IPCo under the equity method of accounting.

NOTE 15. SUBESQUENT EVENT

On February 20, 2026, the U.S. Supreme Court ruled that tariffs imposed under the International Emergency Economic Powers Act (IEEPA) were not authorized by the statute. The Company is the importer of record for certain merchandise that was previously subject to such tariffs under IEEPA. The ruling does not establish a refund process, and significant uncertainty remains regarding how and when any amounts may be recovered. The Company is evaluating the ruling and potential actions available. Because the process, timing, and amount of any recovery are uncertain, the Company is unable to estimate the financial effects, if any, at this time.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective as of January 30, 2026.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected on a timely basis.

Management, including our Chief Executive Officer and our Chief Financial Officer conducted an evaluation of the design and effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation our management concluded that our internal control over financial reporting was effective as of January 30, 2026. Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting, see Item 8, *Financial Statements and Supplementary Data*.

Changes in Internal Control over Financial Reporting

Regulations under the Exchange Act require public companies including our Company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. There have not been any changes in our internal control over financial reporting that occurred during the fourth fiscal quarter ended January 30, 2026 that have materially impacted, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended January 30, 2026, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by Item 10 with respect to directors, the audit committee, audit committee financial experts and Section 16(a) beneficial ownership reporting compliance is included under the headings "Item 1. Election of Directors - Committees of the Board," "Corporate Governance - Director Independence" and in the biographies of the directors contained in "Item 1. Election of Directors," in our definitive proxy statement for our annual meeting of stockholders to be held on May 7, 2026 (the "2026 Proxy Statement") which are incorporated herein by reference. With regard to the information required by this item regarding compliance with Section 16(a) of the Exchange Act, information with respect to delinquent Section 16(a) reports, if any, is set forth in our 2026 Proxy Statement under the heading "Other Information - Delinquent Section 16(a) Reports", and such disclosure, if any, is incorporated herein by reference. The information required by Item 10 with respect to insider trading arrangements and policies is included under the heading "Item 1. Election of Directors - Restrictions related to Equity Transactions; Insider Trading Policy" in the 2026 Proxy Statement, and such disclosure is incorporated herein by reference. The 2026 Proxy Statement will be filed within 120 days after the end of our fiscal year.

The information required by this Item 10 regarding the Company's executive officers is set forth under the heading "Information about our Executive Officers" in Part I of this Form 10-K and is incorporated herein by reference.

Lands' End has adopted a Code of Conduct, which applies to all employees, including our principal executive officer, principal financial officer and principal accounting officer, and a Code of Conduct for its Board of Directors. Directors who are also officers of Lands' End are subject to both codes of conduct. Each code of conduct is a code of ethics as defined in Item 406 of SEC Regulation S-K. The codes of conduct are available on the Corporate Governance section under Investor Relations on our website at *www.landsend.com*. Any amendment to, or waiver from, a provision of either code of conduct will be posted to the above-referenced website.

There were no changes to the process by which stockholders may recommend nominees to the Board of Directors during the last year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth in our 2026 Proxy Statement under Item 1. Election of Directors (i) under the heading "Compensation of Directors," and (ii) under the heading "Executive Compensation," under the subheadings "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at 2025 Fiscal Year End," "Option Exercises and Stock Vested," "Employment Arrangements," "Potential Payments upon Termination of Employment," "Chief Executive Officer Pay Ratio" and "Policies and Practices Related to the Grant of Certain Equity Awards" (and excluding the information under the heading "Pay Versus Performance") and is incorporated herein by reference. The material incorporated herein by reference to the information set forth under the heading "Executive Compensation - Compensation Committee Report" of the 2026 Proxy Statement shall be deemed furnished, and not filed, in this Annual Report on Form 10-K and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, as a result of this furnishing except to the extent that it is specifically incorporated by reference by the Company.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the material under the heading "Item 1. Election of Directors - Beneficial Ownership of the Company's Common Stock" of the 2026 Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company's equity compensation plans as of January 30, 2026:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)	Weighted-average exercise price of outstanding options, warrants and rights*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (in thousands)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,958	22.00	1,671
Equity compensation plans not approved by security holders***	84	10.81	—
Total	2,042	13.34	1,671

* The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding awards of RSUs, which have no exercise price.

** Represents shares of common stock that may be issued pursuant to the Lands' End, Inc. Amended and Restated 2017 Stock Plan (the "2017 Stock Plan"). Awards under the 2017 Stock Plan may be restricted stock, stock unit awards, incentive stock options, nonqualified stock options, stock appreciation rights, or certain other stock-based awards.

*** In connection with commencing employment, our CEO was granted options on November 1, 2022 to purchase 168,081 shares of the Company's common stock of which all shares were vested (and 84,040 shares were unexercised) as of January 30, 2026, and 115,633 restricted stock units all of which were vested as of January 30, 2026. These awards were made as inducement grants outside of our stockholder approved stock plans in accordance with Nasdaq Listing Rule 5635(c)(4).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is incorporated herein by reference to the material under the headings "Certain Relationships and Transactions" and "Corporate Governance" of the 2026 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal accountant fees and services is incorporated herein by reference to the material under the heading "Item 3. Ratification of Appointment of Independent Registered Public Accounting Firm - Independent Registered Public Accounting Firm Fees" of the 2026 Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following information required under this item is filed as part of this report:

1.   Financial Statements

See the listing of Financial Statements included as a part of this Form 10-K in Item 8 of Part II on page 48 of this report.

2.   Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and accompanying notes included in this Form 10-K.

3.   Exhibits required by Item 601 of Regulation S-K.

The following documents are filed (or furnished, where indicated) as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Separation and Distribution Agreement, dated as of April 4, 2014, by and between Sears Holdings Corporation and Lands' End, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 8, 2014 (File No. 001-09769)).
2.2†	Membership Interest Purchase Agreement, dated as of January 26, 2026, by and among Lands' End, Inc., Lands' End Direct Merchants, Inc., WH Borrower, LLC, WHP Topco, L.P. and LEWHP LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 26, 2026 (File No. 001-09769)).
3.1	Amended and Restated Certificate of Incorporation of Lands' End, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2022 (File No. 001-09769))
3.2	Second Amended and Restated Bylaws of Lands' End, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 23, 2024 (File No. 001-09769)).
4.1	ABL Credit Agreement, dated as of November 16, 2017, by and between Lands' End, Inc. (as the Lead Borrower), Wells Fargo Bank, N.A. (as Agent, L/C Issuer and Swing Line Lender), the Other Lenders party thereto, Wells Fargo Bank, N.A. (as Sole Lead Arranger and Sole Bookrunner) and BMO Harris Bank, N.A. (as Syndication Agent), and SunTrust Bank (as Documentation Agent) (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2018 (File No. 001-09769)).
4.2	First Amendment to ABL Credit Agreement, dated December 3, 2019, by and between Lands' End, Inc. (as the Lead Borrower), Wells Fargo Bank, N.A. (as Agent, L/C Issuer and Swing Line Lender), the Other Lenders party thereto, Citizens Bank, N.A. (as Lender) and Suntrust Bank (as Lender), BMO Harris Bank N.A. (as Lender), and JPMorgan Chase Bank N.A. (as Lender) (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2020 (File No. 001-09769)).
4.3	Second Amendment to ABL Credit Agreement, dated August 12, 2020, by and among Lands' End, Inc. (as the Lead Borrower), the guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association (as Agent, L/C Issuer and Swing Line Lender) (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2020 (File No. 001-09769)).

4.4	Third Amendment to ABL Credit Agreement, dated July 29, 2021, by and among Lands' End, Inc. (as the Lead Borrower), the guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association (as administrative agent and collateral agent) (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on August 4, 2021 (File No. 001-09769)).
4.5	Fourth Amendment to Credit Agreement, dated May 12, 2023, by and among Lands' End, Inc. (as the Lead Borrower), the guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association (as administrative agent and collateral agent) (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on May 17, 2023 (File No. 001-09769)).
4.6†	Fifth Amendment to Credit Agreement, dated March 28, 2025, by and among Lands' End, Inc. (as the Lead Borrower), the guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association (as administrative agent and collateral agent) (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on March 31, 2025 (File No. 001-09769)).
4.7†	Term Loan Credit Agreement, dated December 29, 2023, by and among Lands' End, Inc. (as the borrower), the guarantors party thereto, the lenders party thereto, and Blue Torch Finance LLC (as administrative agent and collateral agent) (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on January 3, 2024 (File No. 001-09769)).
4.8†	Guaranty and Security Agreement, dated December 29, 2023, by and among Lands' End, Inc., as the Borrower, and the other grantors party thereto and Blue Torch Finance LLC, as Agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on January 3, 2024 (File No. 001-09769)).
*4.9	Description of Securities Registered Under Section 12 of the Exchange Act.
10.1	Lands' End, Inc. Amended and Restated 2017 Stock Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on May 13, 2019 (File No. 001-09769)).**
10.2	Amendment No. 1 to the Lands' End, Inc. Amended and Restated 2017 Stock Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 13, 2023 (File No. 001-09769)).**
10.3	Director Compensation Policy effective as of March 19, 2019 (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2019 (File No. 001-09769)).**
10.4	Lands' End, Inc. Umbrella Incentive Program (As Amended and Restated) (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2015 (File No. 001-09769)).**
10.5	Lands' End, Inc. 2014 Stock Plan (As Amended and Restated) (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2015 (File No. 001-09769)).**
10.6	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2023 (File No. 001-09769)).**
10.7	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2023 (File No. 001-09769)).**
10.8	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2023 (File No. 001-09769)).**

10.9	Lands' End, Inc. Annual Incentive Plan (As Amended and Restated) (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2015 (File No. 001-09769)).**
10.10	Lands' End, Inc. Long-Term Incentive Program (As Amended and Restated) (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2015 (File No. 001-09769)).**
10.11	Lands' End, Inc. Cash Long-Term Incentive Plan (As Amended and Restated) (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2015 (File No. 001-09769)).**
*10.12	Form of Performance-Based Cash Award Agreement.**
10.13	Letter from Lands' End, Inc. to Andrew J. McLean relating to employment, dated September 6, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2022 (File No. 001-09769)).**
10.14	Executive Severance Agreement by and between Lands' End, Inc. and Andrew J. McLean, dated September 6, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 22, 2022 (File No. 001-09769)).**
10.15	Sign-On Nonqualified Stock Option Agreement dated November 1, 2022, by and between Lands' End, Inc. and Andrew J. McLean (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Lands' End, Inc. on November 4, 2022 (File No. 333-268170)).**
10.16	Sign-On Restricted Stock Unit Agreement dated November 1, 2022, by and between Lands' End, Inc. and Andrew J. McLean (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Lands' End, Inc. on November 4, 2022 (File No. 333-268170)).**
10.17	Retention agreement by and between Lands' End, Inc. and Andrew J. McLean, dated April 7, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2025 (File No. 001-09769)).**
10.18	Letter from Lands' End, Inc. to Peter L. Gray relating to employment, dated April 21, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2017 (File No. 001-09769)).**
10.19	Executive Severance Agreement by and between Lands' End, Inc. and Peter L. Gray, dated April 21, 2017 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2021 (File No. 001-09769)).**
10.20	Letter from Lands' End, Inc. to Peter L. Gray relating to employment, dated January 16, 2023 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2023 (File No. 001-09769)).**
10.21	Retention agreement by and between Lands' End, Inc. and Peter L. Gray, dated April 7, 2025 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2025 (File No. 001-09769)).**
10.22	Letter from Lands' End, Inc. to Martin Christopher relating to employment, dated January 30, 2024 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (File No. 001-09769)).**
10.23	Amended and Restated Executive Severance Agreement dated March 14, 2025 between Lands' End, Inc. and Martin Christopher (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (File No. 001-09769)).**

10.24	Letter from Lands' End, Inc. to Bernard McCracken relating to employment, dated September 14, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 27, 2023 (File No. 001-09769)).**
10.25	Amended and Restated Executive Severance Agreement dated March 11, 2025, between Lands' End, Inc. and Bernard McCracken (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on March 14, 2025 (File No. 001-09769)).**
10.26	Retention agreement by and between Lands' End, Inc. and Bernard McCracken, dated April 7, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2025 (File No. 001-09769)).**
*10.27	Letter from Lands' End, Inc. to Kym Maas relating to employment, dated November 10, 2025.**
*10.28	Executive Severance Agreement dated January 9, 2023 and Amendment No. 1 dated March 14, 2025, by and between Lands' End, Inc. and Kym Maas.**
*10.29	Retention agreement by and between Lands' End, Inc. and Kym Maas, dated April 7, 2025.**
10.30	Acknowledgement Agreement Pertaining to the Lands' End, Inc. Clawback Policy (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2024 (File No. 001-09769)).**
19.1	Lands' End, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (File No. 001-09769))
*21.1	Subsidiaries of Lands' End, Inc.
*23.1	Consent of Deloitte & Touche LLP.
*31.1	Certification of Chief Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
*31.2	Certification of Chief Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
***32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Lands' End, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2024 (File No. 001-09769)).
*101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*101.SCH	Inline XBRL Taxonomy Extension Schema Document
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	Inline XBRL Taxonomy Extension Definition Document
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
*104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)

*	Filed herewith.
**	A management contract or compensatory plan or arrangement.
***	Furnished herewith.

† Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will furnish copies of any such schedules and exhibits to the Securities and Exchange Commission upon request.

Certain of the agreements incorporated by reference into this report contain representations and warranties and other agreements and undertakings by us and third parties. These representations and warranties, agreements and undertakings have been made as of specific dates, may be subject to important qualifications and limitations agreed to by the parties to the agreement in connection with negotiating the terms of the agreement, and have been included in the agreement for the purpose of allocating risk between the parties to the agreement rather than to establish matters as facts. Any such representations and warranties, agreements, and undertakings have been made solely for the benefit of the parties to the agreement and should not be relied upon by any other person.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDS' END, INC.
(Registrant)

By: /s/ Bernard McCracken

Name: Bernard McCracken
Title: Chief Financial Officer and Treasurer

Date: March 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature:		Date:
/s/ Andrew J. McLean Andrew J. McLean	Director and Chief Executive Officer (Principal Executive Officer)	March 26, 2026
/s/ Bernard McCracken Bernard McCracken	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 26, 2026
/s/ Josephine Linden Josephine Linden	Chair of the Board of Directors	March 26, 2026
/s/ Robert Galvin Robert Galvin	Director	March 26, 2026
/s/ Gordon Hartogensis Gordon Hartogensis	Director	March 26, 2026
/s/ Elizabeth Leykum Elizabeth Leykum	Director	March 26, 2026
/s/ John T. McClain John T. McClain	Director	March 26, 2026
/s/ Alicia Parker Alicia Parker	Director	March 26, 2026

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